As filed with the Securities and Exchange Commission on July 26, 1994

                                                      Registration No. 33-49028
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------

                                 POST-EFFECTIVE

                                AMENDMENT NO. 2

                                       to

                                    FORM S-2

                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                                  ------------

                           TOWN & COUNTRY CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

         Massachusetts                                    04-2384321
- -------------------------------                     ---------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                      Identification Number)


                             Subsidiary Registrants

L.G. Balfour Company, Inc.             Delaware                   51-0267024
Gold Lance, Inc.                       Massachusetts              04-2920414
Town & Country Fine Jewelry            Massachusetts              04-3137348
  Group, Inc.
- ---------------------------            ----------------           -----------
(Exact name of registrant              (State or other            (I.R.S.
as specified in its charter)            jurisdiction of           Employer
                                        incorporation             Identification
                                        or organization)          Number)

                                  ------------

                                                    C. WILLIAM CAREY
                                                    President
                                                    Town & Country Corporation
25 Union Street                                     25 Union Street
Chelsea, Massachusetts 02150                        Chelsea, Massachusetts 02150
(617) 884-8500                                      (617) 884-8500
- -------------------------------                     ----------------------------
(Address, including zip code,                       (Name, address, including
and telephone number, including                     zip code, and telephone,
area code, of registrants'                          including area code, of
principal executive offices)                        agent for service)

                                  ------------

                                   Copies to:
                             RICHARD E. FLOOR, ESQ.
                            Goodwin, Procter & Hoar
                                 Exchange Place
                                Boston, MA 02109
                                 (617) 570-1000

                                  ------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Post-Effective Amendment to the Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

================================================================================

                           TOWN & COUNTRY CORPORATION

                             CROSS REFERENCE SHEET

                   Pursuant to Item 501(b) of Regulation S-K

               Showing Location in Prospectus and Proxy Statement
                  of Information Required by Items of Form S-2

Form S-2 Item Number and Caption            Prospectus Caption or Location
- --------------------------------            ------------------------------
A. INFORMATION ABOUT THE TRANSACTION

   1.  Forepart of Registration Statement
        and Outside Front Cover Page of
        Prospectus.......................   Outside Front Cover Page

   2.  Inside Front and Outside Back
        Cover Pages of Prospectus........   Available Information; Inside
                                            Front and Outside Back Cover
                                            Pages of Prospectus; Table of
                                            Contents


   3.  Summary Information, Risk Factors
        and Ratio of Earnings to Fixed
        Charges..........................   Risk Factors; Pro Forma
                                            Condensed Consolidated Financial
                                            Data; Selected Historical and
                                            Supplemental Consolidated
                                            Financial Data

   4.  Use of Proceeds...................   Selling Securityholders

   5.  Determination of Offering Price...   *

   6.  Dilution..........................   *

   7.  Selling Security Holders..........   Selling Securityholders

   8.  Plan of Distribution..............   Plan of Distribution

   9.  Description of Securities to be
        Registered.......................   The Secured Debt Offering;
                                            Description of the New
                                            Securities; Description of
                                            Capital Stock

  10.  Interests of Named Experts and
        Counsel..........................   Legal Opinions; Experts

  11.  Information With Respect to the
        Registrant.......................   The Company

Form S-2 Item Number and Caption            Prospectus Caption or Location
- --------------------------------            ------------------------------
  12.  Incorporation of Certain
        Information by Reference.........   Incorporation of Certain
                                            Documents by Reference

  13.  Disclosure of Commission Position
        on Indemnification for Securities
        Act Liabilities..................   *

- ------------
*    Omitted since the Item is not applicable.

                  Subject to Completion Dated July 26, 1994

PROSPECTUS

                           Town & Country Corporation
                           --------------------------
         $25,959,966 of 13% Senior Subordinated Notes due May 31, 1998,
                 727,885 Shares of Exchangeable Preferred Stock
                    5,026,151 Shares of Class A Common Stock
                                      and
       $3,742,000 of 11 1/2% Senior Secured Notes due September 15, 1997

                                    --------

    Because certain funds managed by Fidelity Management and Research Company and Fidelity Management Trust Company (the "Fidelity Funds") may be deemed underwriters of New Senior Secured Notes (as defined below) or affiliates of Town & Country Corporation (the "Company"), this Prospectus relates to any reoffers or resales by the Fidelity Funds of (i) up to $3,742,000 of the Company's 11 1/2% Senior Secured Notes due September 15, 1997 (the "New Senior Secured Notes"); (ii) up to $25,959,966 of the Company's 13% Senior Subordinated Notes due May 31, 1998 (the "New Senior Subordinated Notes"); (iii) up to 727,885 shares of the Company's exchangeable preferred stock, par value $1.00 per share (the "Exchangeable Preferred Stock," and together with the New Senior Subordinated Notes, the "New Securities"); and (iv) up to 5,026,151 shares of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the New Senior Subordinated Notes and the Exchangeable Preferred Stock, the "Exchange Securities"). The New Senior Secured Notes were sold to the Fidelity Funds and the holders of the Company's 13% Senior Subordinated Notes due December 15, 1998 (the "Old 13% Notes"), and the Company's 10 1/4% Subordinated Notes due July 1, 1995 (the "Old 10 1/4% Notes," and together with the Old 13% Notes, the "Old Notes"), for $30,000,000 in cash as part of the Company's recapitalization (the "Recapitalization"). The Exchange Securities were issued to the Fidelity Funds and the other holders of Old Notes who agreed to exchange their Old Notes for the Exchange Securities pursuant to the Company's exchange offers which were also part of the Recapitalization.

    The holders of indebtedness of the Company and certain of the Company's consolidated subsidiaries, Town & Country Fine Jewelry Group, Inc. ("T&C Fine Jewelry"), L.G. Balfour Company, Inc. ("Balfour") and Gold Lance, Inc. ("Gold Lance," and collectively, the "Borrowers") have different rights in collateral securing such indebtedness. As described in "Allocation of Security Interests" on the front cover of the Prospectus, although the indebtedness of the Borrowers is secured by liens in substantially all of the assets of the Borrowers, such liens are not of equal priority and, as a result, are not of equal value. In addition, pursuant to intercreditor arrangements, the rights of the holders of such indebtedness to exercise rights of foreclosure with respect to collateral in which they hold junior liens and security interests is limited. Therefore, to the extent that any such holders hold fewer (or no) first priority liens in collateral, such holders' rights in such collateral are adversely affected. In addition, pursuant to the intercreditor arrangements, the holders of the New Senior Subordinated Notes are subject to a permanent standstill as to enforcement of junior liens and security interests in collateral. See "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

                                    --------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."
                                                  (Cover continued on next page)

                                    --------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    --------

                 The date of this Prospectus is July 26, 1994







                                                  (Cover continued on next page)

The Recapitalization

    As a result of financial difficulties which the Company experienced during fiscal 1992 and fiscal 1993, the Company proposed the Recapitalization which was consummated on May 14, 1993. The Recapitalization consisted of the following components: (i) the execution of a new revolving credit agreement with Foothill Capital Corporation ("Foothill") which provides the Company with senior secured financing in an amount of up to $30,000,000 (the "New Credit Agreement"); (ii) the execution of new gold consignment agreements (the "New Gold Agreements," together with the New Credit Agreement, the "Revised Debt Agreements") with its gold suppliers (the "Gold Suppliers") which provide the Company with an aggregate gold consignment availability of up to 100,000 troy ounces; (iii) the sale of $30 million principal amount of the New Senior Secured Notes for cash to holders of the Old 13% Notes and the Old 10 1/4% Notes (the "Secured Debt Offering"); (iv) the offer to exchange (a) $478.96 principal amount of the New Senior Subordinated Notes, $331.00 of the Company's Exchangeable Preferred Stock, and 89.49 shares of the Company's Class A Common Stock, for each $1,000 principal amount of outstanding Old 13% Notes and (b) $408.11 principal amount of New Senior Subordinated Notes, $282.04 of Exchangeable Preferred Stock and
76.25 shares of Class A Common Stock for each $1,000 principal amount of outstanding Old 10 1/4% Notes (the "Exchange Offers"); (v) the solicitation of consents (the "Consent Solicitations"), to amend certain terms of the indentures pursuant to which the Old 13% Notes and the Old 10 1/4% Notes were issued (the "Indenture Amendments"); (vi) the amendment of certain provisions of the Industrial Revenue Bonds (the "IRBs") related to the Company's manufacturing facility in New York, New York (the "IRB Amendments") and (vii) the approval by the Company's stockholders of (a) an amendment to the Company's Articles of Organization to increase the number of authorized shares of Class A Common Stock from 20,000,000 to 40,000,000 (the "Charter Amendment"), (b) pursuant to the requirements of the American Stock Exchange (the "AMEX") on which the Class A Common Stock is listed, the issuance of up to 11,399,905 shares of Class A Common Stock as part of the Recapitalization (the "AMEX Approval") and (c) the issuance by the Company of options to purchase an aggregate of 1,500,000 shares of Class A Common Stock at an exercise price of $2.75 per share to members of senior management in connection with the consummation of the Recapitalization as required by the AMEX rules (the "Management Options," together with the Charter Amendment and the AMEX Approval, the "Stockholder Approvals"). Holders of $89,590,000 or 92.8% of the aggregate principal amount of Old 13% Notes and holders of $25,905,000 or 98.3% of the aggregate principal amount of Old 10 1/4% Notes tendered their notes pursuant to the Exchange Offers. Thus, in connection with the Exchange Offers, the Company issued $53,480,900 of New Senior Subordinated Notes, $36,960,190.45 (2,533,255 shares) of Exchangeable Preferred Stock and 9,992,648 shares of Class A Common Stock to holders of Old Notes.

The New Senior Secured Notes

    Pursuant to the Recapitalization, the Company sold $30,000,000 of New Senior Secured Notes for cash to holders of Old Notes. The proceeds of the Secured Debt Offering were used to repay indebtedness outstanding under the Company's prior revolving credit agreement (the "Old Credit Agreement"). Pursuant to an agreement with the Company, the Fidelity Funds purchased $27,000,000 of the New Senior Secured Notes which were not purchased by other holders of Old Notes. In exchange for their commitment to purchase

                                                  (Cover continued on next page)
                                      iii
all of the New Senior Secured Notes which were not purchased by other holders of Old Notes, the Company issued 750,000 shares of Class A Common Stock to the Fidelity Funds upon the consummation of the Recapitalization.

    The New Senior Secured Notes mature on September 15, 1997, and bear interest commencing from May 14, 1993 (the "Issuance Date"), at the rate of 11 1/2% per annum. Interest on the New Senior Secured Notes is payable monthly on the last day of each month except with respect to the last interest payment, which will be made on September 15, 1997.

    The New Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by certain of the Company's subsidiaries (T&C Fine Jewelry, Balfour and Gold Lance). Each guaranty issued by such subsidiaries (a "Subsidiary Guarantor") in respect of the New Senior Secured Notes ranks pari passu in right of payment with the guarantees issued by each such Subsidiary Guarantor in respect of the New Credit Agreement, the New Gold Agreements and the IRBs, and ranks senior to the guaranty issued by such Subsidiary Guarantor in respect of the New Senior Subordinated Notes. Each guaranty issued by a Subsidiary Guarantor is secured by the assets of the Subsidiary Guarantor in the same manner and with the same ranking as the assets of the Company securing the Company's obligations under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes. Subject to the respective rights in collateral of the holders of New Senior Secured Notes and the IRBs and the holders of indebtedness under the Revised Debt Agreements, the New Senior Secured Notes rank pari passu in right of payment with the indebtedness under the Revised Debt Agreements (which provide the Company with a loan commitment of up to $35,000,000 and an aggregate gold consignment availability of up to 100,000 troy ounces), the IRBs, and the indebtedness to trade creditors of the Company and rank senior to the New Senior Subordinated Notes and the Old Notes. For a discussion of the meaning of "pari passu" and its interrelationship with the collateral securing the Revised Debt Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral" on the cover of this Prospectus. See also "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement." For certain information concerning the assets of the Company securing the New Senior Secured Notes, see "--Allocation of Security Interests" and "The Secured Debt Offering--Subordination; Ranking; Collateral." As of May 29, 1994, approximately $7.4 million and approximately $60.7 million aggregate principal amount of Old Notes and New Senior Subordinated Notes, respectively, were outstanding. At May 29, 1994, the aggregate amount of all other outstanding indebtedness of the Company (excluding the New Senior Secured Notes and indebtedness under the Credit Agreement and the Gold Agreements) was approximately $17.9 million. See "The Secured Debt Offering--Subordination; Ranking; Collateral."

    An Event of Default with respect to the New Senior Secured Notes is defined in the indenture for the New Senior Secured Notes (the "New Senior Secured Note Indenture") as: (a) default for 10 days in the payment of interest on the New Senior Secured Notes; (b) default in the payment of principal or premium on the New Senior Secured Notes when due, whether at maturity, upon redemption, or otherwise; (c) failure of the Company or a Subsidiary Guarantor to comply with the merger and consolidation provisions of the New Senior Secured Note Indenture; (d) failure by the Company for 30 days and after notice to comply with any of its agreements in the New Senior Secured Note Indenture or the New Senior Secured Notes; (e) default by the Company or a Subsidiary (as defined) under, or acceleration prior to maturity of, or the failure to pay at maturity, any Indebtedness (as defined) of the Company or a Subsidiary aggregating in excess of $1,000,000; (f) judgments aggregating in excess of $1,500,000

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                                       iv

(excluding amounts covered by insurance as to which the insurer has not denied liability) rendered against the Company or any Subsidiary, and either (A) an enforcement action is commenced against the Company or the applicable Subsidiary or (B) such judgment is not discharged or waived within 60 days and such default continues for 10 days after notice to the Company; (g) certain events of bankruptcy or insolvency; (h) any lien securing the New Senior Secured Notes shall fail to be in full force and effect or entitled to the applicable priority relating thereto and such default continues for 10 days after notice to the Company; (i) any guaranty supporting the New Senior Secured Notes shall cease to be in full force and effect and such default continues for 10 days after notice to the Company; and (j) any representation or warranty made by the Company or any Subsidiary shall prove to be untrue in any material respect as of the date made. See "The Secured Debt Offering--Events of Default and Remedies."

    The New Senior Secured Notes are redeemable in whole at any time or in part from time to time, at the option of the Company, at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any. Following receipt by the Company of cash payments or other non-cash proceeds from the Company's investment in stock of Solomon Brothers, Limited ("Solomon Brothers") or from the Zale Corporation (together with its subsidiaries and affiliates, the "Zale Companies") relating to prepetition trade accounts receivable and consignment inventory (the "Zale Bankruptcy Claim"), the Company is required to redeem New Senior Secured Notes. The Company also is required to use a certain percentage of its annual Excess Cash Flow (as defined) to redeem New Senior Secured Notes. In the event that the Company's Consolidated Net Worth (as defined) declines below a certain amount, or upon the occurrence of a Change of Control of the Company (as defined), or upon the consummation of certain Asset Dispositions (as defined) or Sale/Leaseback Transactions (as defined), the Company will be required to make an offer to redeem New Senior Secured Notes. The Revised Debt Agreements restrict the Company's ability to redeem or otherwise purchase New Senior Secured Notes in the instances described in the preceding sentence. See "The Secured Debt Offering--Redemption" and "--Offer to Purchase Upon Change of Control." As of June 30, 1994, $13,403,000 principal amount of New Senior Secured Notes have been redeemed.

The New Senior Subordinated Notes

    The New Senior Subordinated Notes are senior subordinated obligations of the Company, mature on May 31, 1998, and bear interest commencing from May 14, 1993 (the "Issuance Date"), at the rate of 13% per annum. Interest on the New Senior Subordinated Notes is payable semiannually on each six-month and twelve-month anniversary of the Issuance Date. At the Company's option, any of the first four semiannual installments of interest on the New Senior Subordinated Notes may be paid through the issuance of additional New Senior Subordinated Notes valued at 100% of their principal amount, dated and accruing interest from the applicable interest payment date, and otherwise generally having the same terms as the New Senior Subordinated Notes issued on the Issuance Date. As of May 29, 1994, the Company has paid the first two semiannual installments of interest on the New Senior Subordinated Notes through the issuance of approximately $7.2 million of additional New Senior Subordinated Notes.

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                                       v

    The New Senior Subordinated Notes are fully and unconditionally guaranteed, jointly and severally, by Balfour, T&C Fine Jewelry and Gold Lance. Each guaranty issued by any such Subsidiary Guarantor in respect of the New Senior Subordinated Notes is subordinated in right of payment to the guarantees issued by such Subsidiary Guarantor in respect of the New Credit Agreement, the New Gold Agreements, the IRBs and the New Senior Secured Notes. Each guaranty issued by a Subsidiary Guarantor is secured by the assets of the Subsidiary Guarantor in the same manner and with the same ranking as the assets of the Company securing the Company's obligations under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes. See "Description of the New Securities--Description of the New Senior Subordinated Notes--Limited Security Guarantees." For certain information concerning the assets of the Company securing the New Senior Subordinated Notes, see "--Allocation of Security Interests" and "Description of the New Securities--Description of the New Senior Subordinated Notes--Collateral." See also "Ranking of Indebtedness; Rights in Collateral" on the cover of this Prospectus, and "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

    If, upon the repayment of the New Senior Secured Notes in full, (i) the Company's Consolidated Fixed Charge Ratio (as defined) has been equal to or greater than 1.5 to 1 on a pro forma basis and (ii) no Default or Event of Default (as defined) has occurred and continues to exist, the New Senior Subordinated Notes will become unsecured obligations of the Company.

    The payment of the principal and premium, if any, and interest on the New Senior Subordinated Notes is subordinated in right of payment, as set forth in the indenture relating to the New Senior Subordinated Notes (the "New Senior Subordinated Note Indenture"), to the prior payment when due of the principal and premium, if any, and interest on all Senior Indebtedness (as defined) of the Company, including all indebtedness which is created, incurred, assumed, or guaranteed under the Revised Debt Agreements, the IRBs or the New Senior Secured Notes, and in each such case, any renewal, refinancing, refunding, replacement or extension of any such Senior Indebtedness which is permitted under the New Senior Subordinated Note Indenture, and is pari passu in right of payment with all other indebtedness of the Company, including indebtedness to trade creditors, other than the Old Notes. The New Senior Subordinated Notes will be senior in right of payment to the Old Notes. At May 29, 1994, approximately $18.3 million was outstanding under the New Senior Secured Note Indenture and the IRBs, and approximately $8.3 million and approximately 63,000 troy ounces was outstanding under the New Credit Agreement and the New Gold Agreements, respectively. As of May 29, 1994, the amount of indebtedness to trade creditors outstanding was approximately $16.3 million. As of May 29, 1994, approximately $7.4 million principal amount of Old Notes was outstanding. See "Description of the New Securities--Description of the New Senior Subordinated Notes--Subordination; Ranking" and"--Collateral."

    An Event of Default with respect to the New Senior Subordinated Notes is defined in the New Senior Subordinated Note Indenture as: (a) default for 30 days in payment of interest on the New Senior Subordinated Notes; (b) default in payment when due of principal of or premium on the New Senior Subordinated Notes; (c) failure of the Company or a Subsidiary Guarantor to comply with the merger and consolidation provisions of the New Senior Subordinated Note Indenture; (d) failure by the Company for 45 days and after notice to comply with any of its agreements in the New Senior Subordinated Note Indenture or the New Senior Subordinated Notes; (e) acceleration prior to maturity of, or the failure to pay at maturity of, any indebtedness of the Company or any Subsidiary aggregating in excess of $2,000,000; (f) judgments aggregating in excess of


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                                       vi
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$2,000,000 (excluding amounts covered by insurance as to which the insurer has not denied liability) rendered against the Company or any Subsidiary, and either
(A) an enforcement action is commenced against the Company or the applicable Subsidiary, or (B) such judgment is not discharged or waived within 60 days and such default continues for 20 days after notice to the Company; (g) certain events of bankruptcy or insolvency relating to the Company and the Subsidiaries;
(h) any lien securing the New Senior Subordinated Notes shall fail to be in full force and effect or entitled to the applicable priority relating thereto and such default continues for 20 days after notice to the Company; and (i) any guaranty supporting the New Senior Subordinated Notes shall cease to be in full force and effect and such default continues for 20 days after notice to the Company. A "Default" means any event which is, or with the giving of notice or passage of time (or both) would be, an Event of Default. See "Description of the New Securities--Description of the New Senior Subordinated Notes--Events of Default and Remedies."

    In the event that the Company's Consolidated Net Worth (as defined) declines below a specified amount, and subject to the Company's obligation to offer to redeem a specified amount of New Senior Secured Notes, the Company is required to offer to redeem New Senior Subordinated Notes. See "Description of the New Securities--Description of the New Senior Subordinated Notes--Special Mandatory Redemption." The Company may redeem the New Senior Subordinated Notes, in whole at any time or in part from time to time, after the third anniversary of the Issuance Date at a price equal to 106% of principal amount, if redeemed during the twelve month period beginning on the third anniversary of the Issuance Date, and thereafter at prices declining annually to 100% of principal amount on or after the fifth anniversary of the Issuance Date, plus accrued interest to the date of redemption. See "Description of the New Securities--Description of the New Senior Subordinated Notes--Optional Redemption." Upon the occurrence of a Change of Control of the Company (as defined), or upon the consummation of certain Asset Dispositions (as defined) or Sale/Leaseback Transactions (as defined), and subject to the Company's obligation to offer to prepay all indebtedness under the Revised Debt Agreements, the IRBs and the New Senior Secured Notes, the Company is required to make an offer to purchase all outstanding New Senior Subordinated Notes. The Revised Debt Agreements, the IRBs and the New Senior Secured Note Indenture place restrictions on the Company's ability to redeem or otherwise purchase New Senior Subordinated Notes. See "Description of the New Securities--Description of the New Senior Subordinated Notes--Offer to Purchase Upon Change of Control."

    The New Senior Subordinated Notes have been deemed issued with original issue discount for federal income tax purposes, with the result that the holders of the New Senior Subordinated Notes may be required to include substantial amounts in gross income prior to receiving the cash payments corresponding thereto. See "Material Federal Income Tax Consequences."

The Exchangeable Preferred Stock

    Pursuant to the certificate of vote of directors establishing the Exchangeable Preferred Stock (the "Certificate of Designation"), the Board of Directors of the Company is authorized to issue up to 2,700,000 shares of Exchangeable Preferred Stock. Each share of Exchangeable Preferred Stock has a liquidation preference of $14.59, plus accrued and unpaid dividends (the "Liquidation Value"), as adjusted to reflect subdivisions, combinations, reclassifications, stock dividends, stock splits or similar events relating to


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                                       vii
the Exchangeable Preferred Stock. The Exchangeable Preferred Stock is senior to all Junior Stock (as defined) including Class A Common Stock and the Company's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") and is subordinate in right of payment to all indebtedness of the Company. As of May 29, 1994, the Exchangeable Preferred Stock was subordinate to approximately $86.4 million of indebtedness of the Company (excluding indebtedness to trade creditors). As of May 29, 1994, the amount of such outstanding indebtedness to trade creditors was approximately $16.3 million. The Exchangeable Preferred Stock also is subordinate to additional indebtedness of up to $35,000,000 under the New Credit Agreement and of up to 100,000 troy ounces under the New Gold Agreements. As of May 29, 1994, the amount of indebtedness outstanding under the New Credit Agreement and New Gold Agreements was approximately $8.3 million and approximately 63,000 troy ounces, respectively. See "Description of the New Securities--Description of the Exchangeable Preferred Stock--Ranking."

    No dividends will be paid on the Exchangeable Preferred Stock until after May 14, 1995 (the "Second Anniversary Date"). Thereafter, holders of the shares of Exchangeable Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, cumulative cash dividends at the rate of 6% per annum of the Liquidation Value thereof. Dividends on the Exchangeable Preferred Stock are payable semiannually on each November 15th and May 15th after the Second Anniversary Date. The amount of accrued and unpaid dividends is added to the Liquidation Value. If and whenever two semi-annual dividend payments on the Exchangeable Preferred Stock are in arrears, then during the period commencing with such time and ending when all arrearages in dividends on the Exchangeable Preferred Stock shall have been paid (hereinafter called the "Class Voting Period"), the holders of the Exchangeable Preferred Stock, voting together as a separate class, are entitled to elect one or more additional directors equal to 30% of the entire Board of Directors of the Company and each share of Exchangeable Preferred Stock is entitled to one vote in each election of such directors. The term of any director so elected shall expire at the end of the Class Voting Period. See "Description of the New Securities--Description of the Exchangeable Preferred Stock--Dividends" and "--Voting Rights." The ability of the Company to pay dividends on the Exchangeable Preferred Stock is limited in certain respects by the terms of the Revised Debt Agreements, the New Senior Secured Notes and the New Senior Subordinated Notes. See "The Revised Debt Agreements," "The Secured Debt Offering--Certain Covenants" and "Description of the New Securities--Description of the New Senior Subordinated Notes--Certain Covenants."

    Except as set forth below, the Company may not redeem the Exchangeable Preferred Stock until the Second Anniversary Date. Thereafter, the Company may redeem the Exchangeable Preferred Stock, in whole at any time or in part from time to time, at a price equal to 106% of Liquidation Value, if redeemed during the twelve month period beginning on the Second Anniversary Date, and thereafter at prices declining annually to 100% of principal amount on or after May 15, 1998. The Company is required to redeem the Exchangeable Preferred Stock on December 31, 2000, at a price per share equal to the Liquidation Value thereof (the "Mandatory Redemption"). Notwithstanding the foregoing, in the event that, until the Second Anniversary Date, the Closing Sales Price (as defined) for a share of common stock of Little Switzerland, Inc. ("Little Switzerland") equals or exceeds $18.75 per share for 30 consecutive trading days, the Company may redeem the Exchangeable Preferred Stock in whole at a price per share equal to 100% of the Liquidation Value (a "Company Optional Redemption"). In the case of a Mandatory Redemption, the Company may pay any redemption price by delivering


                                                  (Cover continued on next page)
cash, shares of common stock of Little Switzerland (the "Little Switzerland Common Stock"), other Exchange Property (as defined), or any combination thereof. In all other cases, the Company shall pay the redemption price by delivering cash. The Revised Debt Agreements, the New Senior Secured Note Indenture and the New Senior Subordinated Note Indenture place restrictions on the Company's ability to redeem shares of Exchangeable Preferred Stock. See "Description of the New Securities-- Description of the Exchangeable Preferred Stock--Redemption."

    At any time after March 1, 1994, each holder of a share of Exchangeable Preferred Stock may exchange such share for one share of common stock of Little Switzerland (the "Exchange Rate"). The shares of Little Switzerland Common Stock into which shares of Exchangeable Preferred Stock are exchangeable have been registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to a registration statement on Form S-3 (File No. 33-69924). A copy of the prospectus included in such registration statement is being delivered herewith. Upon a Change of Control of the Company, each holder of Exchangeable Preferred Stock will have the right to require the Company to purchase all or any part, at such holder's option, of such holder's Exchangeable Preferred Stock at a purchase price in cash equal to the Liquidation Value thereof. The Revised Debt Agreements, the IRBs, the New Senior Secured Note Indenture and the New Senior Subordinated Note Indenture place restrictions on the Company's ability to purchase shares of Exchangeable Preferred Stock in the event of a change of control. See "Description of the New Securities--Description of the Exchangeable Preferred Stock--Offer to Purchase Upon Change of Control" and "--Exchange Rights."

Holding Company Structure

    The New Senior Secured Notes, the New Senior Subordinated Notes and the Exchangeable Preferred Stock are obligations of the Company. Because a significant portion of the operations of the Company are, and in the future are likely to be, conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the New Senior Secured Notes, the New Senior Subordinated Notes and the Exchangeable Preferred Stock, will be dependent upon the earnings of the Company or the payment of dividends to the Company by its subsidiaries. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

    Although the Company's obligations under the New Senior Secured Notes and the New Senior Subordinated Notes are guaranteed by the Subsidiary Guarantors, a guaranty of a Subsidiary Guarantor may not be enforceable or may be only partially enforceable under certain circumstances. To the extent that a guaranty of a Subsidiary Guarantor is not enforceable, the New Senior Secured Notes and New Senior Subordinated Notes will be effectively subordinated to such Subsidiary Guarantor's indebtedness to all of its creditors. At May 29, 1994, the aggregate amount of such indebtedness of the Subsidiary Guarantors was approximately $15.7 million (excluding guarantees by such Subsidiary Guarantors of indebtedness under the Credit Agreement and the Gold Agreements). See "Risk Factors--Holding Company Structure; Guarantees."

                                                  (Cover continued on next page)
                                       ix

Ranking of Indebtedness; Rights in Collateral

    Pursuant to the terms of the Revised Debt Agreements, the IRBs and the New Senior Secured Notes (collectively, the "Senior Recapitalization Facilities"), the Senior Recapitalization Facilities each rank pari passu in right of payment with each other, and the New Senior Subordinated Notes are subordinate and junior in right of payment to all indebtedness under the Senior Recapitalization Facilities. Therefore, (i) the holders of the Senior Recapitalization Facilities each have equal rights to bring an action to collect their respective indebtedness from the Borrowers and to obtain a judgment against the Borrowers in respect of such indebtedness, (ii) the Borrowers have not contractually agreed to pay their indebtedness under any of the Senior Recapitalization Facilities ahead of or after their indebtedness under any of the other Senior Recapitalization Facilities, and (iii) the rights of the holders of the New Senior Subordinated Notes to enforce such Notes and to receive payments thereunder are limited as and to the extent provided by the subordination provisions of the New Senior Subordinated Note Indenture. See "Description of the New Securities--Description of the New Senior Subordinated Notes--Subordination; Ranking."

    Notwithstanding the foregoing, the holders of indebtedness under the Revised Debt Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes have different rights in collateral securing such indebtedness. See "Allocation of Security Interests" on the front cover of the Prospectus for a discussion of the collateral securing such obligations and the priority of the liens in such collateral to be granted to such holders. As described in "Allocation of Security Interests" on the front cover of the Prospectus, although the obligations of the Borrowers in respect of the Revised Debt Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes are secured by liens in substantially all of the assets of the Company and its domestic subsidiaries, such liens are not of equal priority and, as a result, are not of equal value. In addition, pursuant to the intercreditor arrangements which govern the Revised Debt Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes, the rights of the holders of such indebtedness to exercise rights of foreclosure with respect to collateral in which they hold junior liens is limited. Therefore, to the extent that any such holders hold fewer (or no) first priority liens in collateral, such holders' rights in such collateral are adversely affected.

Allocation of Security Interests

    The chart below summarizes the security positions in respect of the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes. For a more detailed description of the expected security positions, see "The Revised Debt Agreements--New Credit Agreement," "--IRB Amendments," "--New Gold Agreements," "The Secured Debt Offering--Subordination; Ranking; Collateral," "Description of the New Securities--Description of the New Senior Subordinated Notes--Collateral." For a discussion of the intercreditor arrangements which govern the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement." Terms contained in this chart and not previously defined are defined in the appendix below. Except with respect to the right to exchange Exchangeable Preferred Stock for Little


                                                  (Cover continued on next page)

Switzerland Common Stock, the Exchangeable Preferred Stock is subordinate in all respects (including upon any voluntary or involuntary bankruptcy, liquidation, dissolution, or winding up of the Company) to all existing and future indebtedness of the Company. See "Description of the New Securities--Description of the Exchangeable Preferred Stock--Ranking" and "--Collateral."

                                                                                                                           New
                                                                                    New       New                 New      Senior
                                                                                    Credit    Gold                Senior   Sub-
                                                                                    Agree-    Agree-              Secured  ordinated
                                                                                    ment      ments     IRBs      Notes    Notes
                                                                                    ------    ------    ------    ------   ------
Gold Inventory .................................................................    2nd       1st       3rd       4th      5th
Mixed Inventory ................................................................    1st(1)    1st(2)    3rd       4th      5th
                                                                                    2nd(2)    2nd(1)
Non-Gold Inventory .............................................................    1st       2nd       3rd       4th      5th
Accounts Receivable ............................................................    1st       2nd       3rd       4th      5th
Property, Plant and Equipment ("PP&E") .........................................    1st       2nd       3rd       4th      5th
Feature Facility ...............................................................     --        --       1st        --       --
Feature Leasehold ..............................................................    1st       2nd        --       3rd      4th
Foreign Subsidiaries' Stock (including
          Anju and Essex) ......................................................    3rd(3)    3rd(3)    5th(3)    1st(3)   2nd(3)
Domestic Subsidiaries' Stock ...................................................    1st       2nd       3rd       4th      5th
Zale Bankruptcy Claim ..........................................................    3rd       3rd       5th       1st      2nd
Solomon Brothers Stock .........................................................    3rd       3rd       5th       1st      2nd

- --------
(1)       In the non-precious metals component of such inventory.
(2)       In the precious metals component of such inventory.
(3)       In 65% of such stock.

                                                  (Cover continued on next page)

Appendix to Allocation of Security Interests Chart

Gold Inventory:                         The Company's inventory, other than
                                        inventory comprising a portion of the
                                        Zale Bankruptcy Claim, consisting of
                                        owned or consigned precious metals.

Mixed Inventory:                        The Company's inventory, other than
                                        inventory comprising a portion of the
                                        Zale Bankruptcy Claim, consisting of
                                        both precious metals and other materials such as precious and semi-precious stones.

Non-Gold Inventory:                     The Company's non-precious metals
                                        inventory, other than inventory
                                        comprising a portion of the Zale
                                        Bankruptcy Claim.

Accounts Receivable:                    The Company's accounts receivable.

Property, Plant and
  Equipment ("PP&E"):                   The real estate and fixtures owned by
                                        the Company and its domestic
                                        subsidiaries and the machinery,
                                        equipment, documents, instruments,
                                        general intangibles and other personal
                                        property of the Company and its domestic subsidiaries, other than (A) the Zale
                                        Bankruptcy Claim, (B) the shares of
                                        stock in Little Switzerland transferred
                                        to the Little Switzerland Trustee (as
                                        defined) and Solomon Brothers owned by
                                        the Company, (C) the Feature Facility,
                                        and (D) the Foreign Subsidiaries' Stock
                                        and the Domestic Subsidiaries' Stock.

Feature Facility:                       The real estate and fixtures related to
                                        the manufacturing facility of the
                                        Company's subsidiary, Town & Country
                                        Fine Jewelry Group, Inc., located in New
                                        York, New York.

Feature Leasehold:                      The leasehold interest of Town & Country
                                        Fine Jewelry Group, Inc. in the Feature
                                        Facility.

Foreign Subsidiaries' Stock:            The shares of capital stock of the
                                        Company's foreign subsidiaries owned by
                                        the Company.

Domestic Subsidiaries' Stock:           The shares of capital stock of the
                                        Company's domestic subsidiaries.

Solomon Brothers Stock:                 The shares of stock in Solomon Brothers
                                        owned by the Company.

                                                             (End of cover page)

                             AVAILABLE INFORMATION

    The Company has filed a Registration Statement on Form S-2 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus which constitutes part of the Registration Statement, omits certain information, exhibits and undertakings contained (or to be contained) in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission in the manner set forth below. For further information with respect to the securities offered hereby and the Company, reference is made to the Registration Statement, and the financial schedules and exhibits filed as a part thereof. Statements contained in this Prospectus as to the terms of any contract or other document are not necessarily complete, and, in each case, reference is made to the copy of each such contract or other document that has been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed with the Commission, as well as the Registration Statement, and the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The shares of the Company's Class A Common Stock are listed and traded on the American Stock Exchange. Thus, such reports, proxy and information statements and other information concerning the Company also can be inspected at the American Stock Exchange offices at 86 Trinity Place, New York, NY 10006-1881. Such reports, proxy and information statements, and other information may also be obtained from the Company, 25 Union Street, Chelsea, Massachusetts 02150, telephone number (617) 884-8500;
Attention: Manager of Corporate Communications.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended February 27, 1994, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 29, 1994, and all other reports filed by the Company pursuant to
Section 13(a) or 15(d) of the Exchange Act since February 27, 1994, are hereby incorporated by reference into this Prospectus.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than exhibits to such documents). Requests for such copies should be directed to the Company, 25 Union Street, Chelsea, Massachusetts 02150, Attention: Manager of Corporate Communications, telephone number (617) 884-8500.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Company ...............................................................    7
Risk Factors ..............................................................   10
     Financial Considerations .............................................   10
     Certain Bankruptcy Law Considerations ................................   11
     Material Federal Income Tax Consequences Of The Recapitalization
          To The Company ..................................................   12
     Lack Of Established Market ...........................................   13
     Reduction Or Restriction Of The Company's Net Operating Losses .......   13
     Little Switzerland Shareholder Rights Agreement ......................   14
     Dividend Restrictions ................................................   15
     Material Tax Consequences ............................................   15
     Ranking Of New Securities ............................................   15
     Holding Company Structure; Guarantees ................................   16
     Fraudulent Conveyance Considerations .................................   17
     Ranking Of Indebtedness; Rights In Collateral; Collateral Agency
          And Intercreditor Agreement .....................................   19
Pro Forma Condensed Consolidated Financial Data ...........................   21
     Pro Forma Condensed Consolidated Balance Sheet At
          February 27, 1994 ...............................................   22
     Pro Forma Condensed Consolidated Statements Of Operations
          For The Fiscal Year Ended February 27, 1994 .....................   24
     Notes To Pro Forma Financial Statements ..............................   26
Selected Historical And Supplemental Consolidated Financial Data ..........   29
Notes To Selected Historical And Supplemental Consolidated
     Financial Data .......................................................   33
The Revised Debt Agreements ...............................................   34
     New Credit Agreement .................................................   34
     New Gold Agreements ..................................................   35
     IRB Amendments .......................................................   37
The Secured Debt Offering .................................................   39
     General ..............................................................   39
     Maturity; Interest ...................................................   40
     Redemption ...........................................................   40
     Offer To Purchase Upon Change Of Control .............................   45
     Offer To Purchase Upon Asset Disposition Or Sale/Leaseback
          Transaction .....................................................   46
     Certain Bankruptcy Limitations .......................................   47
     Subordination; Ranking; Collateral ...................................   47
     Guarantees ...........................................................   48
     Certain Covenants ....................................................   48
     Events Of Default And Remedies .......................................   53
     Satisfaction And Discharge Of The New Senior Secured Note
          Indenture .......................................................   54
     Amendment, Supplement, And Waiver ....................................   55
     The New Senior Secured Note Trustee ..................................   55
     Reports To Holders Of New Senior Secured Notes .......................   56
The Exchange Offers .......................................................   57
Description Of The New Securities .........................................   58
     Description Of The New Senior Subordinated Notes .....................   58
          General .........................................................   58
          Maturity; Interest ..............................................   59
          Special Mandatory Redemption ....................................   59
          Optional Redemption .............................................   61
          Offer To Purchase Upon Change Of Control ........................   62

                                                                            Page
                                                                            ----
          Offer To Purchase Upon Asset Disposition Or Sale/Leaseback
               Transaction ...............................................    64
          Certain Bankruptcy Limitations .................................    65
          Subordination; Ranking .........................................    65
          Collateral .....................................................    67
          Limited Security Guarantees ....................................    69
          Certain Covenants ..............................................    69
          Events Of Default And Remedies .................................    71
          Satisfaction And Discharge Of The New Senior Subordinated
               Note Indenture ............................................    73
          Amendment, Supplement, And Waiver ..............................    73
          The New Senior Subordinated Note Trustee .......................    74
          Reports To Holders Of New Senior Subordinated Notes ............    74
Description Of The Exchangeable Preferred Stock ..........................    74
               General ...................................................    74
               Ranking ...................................................    75
               Collateral ................................................    76
               Certain Bankruptcy Limitations ............................    76
               Dividends .................................................    76
               Liquidation Rights ........................................    77
               Redemption ................................................    77
               Exchange Rights ...........................................    78
               Little Switzerland Shareholder Rights Agreement ...........    80
               Offer To Purchase Upon Change Of Control ..................    82
               Trust Arrangements ........................................    84
               Voting Of Little Switzerland Common Stock And Other Matters    85
               Consolidation, Merger, And Sale Of Assets .................    85
               Voting Rights .............................................    85
               Other Miscellaneous Matters ...............................    86
Selling Securityholders ..................................................    87
Plan Of Distribution .....................................................    89
Ranking Of Indebtedness; Rights In Collateral; Collateral Agency
     And Intercreditor Agreement .........................................    90
Description Of Capital Stock .............................................    94
     Preferred Stock .....................................................    94
     Common Stock ........................................................    94
     Registration Rights .................................................    95
     Massachusetts Anti-Takeover Laws And Certain Provisions Of The
          Articles And By-Laws ...........................................    96
     Indemnification; Limitation Of Liability ............................    97
Material Federal Income Tax Consequences .................................    98
     General .............................................................    98
     Tax Treatment Of The New Senior Secured Notes And New Senior
          Subordinated Notes .............................................    99
     Tax Consequences Of Holding Stock ...................................   107
     Backup Withholding ..................................................   108
     Tax Consequences Of The Recapitalization To The Company .............   108
Certain Bankruptcy And Insolvency Considerations .........................   113
     General .............................................................   113
     Amount Of Claim .....................................................   113
     Fraudulent Conveyance Or Transfer ...................................   114
     Voidable Preference .................................................   116
     Exchange ............................................................   116
Legal Opinions ...........................................................   118
Experts ..................................................................   119

                                  ------------

    No person is authorized to give any information or to make any representation in connection with the Recapitalization other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon. This Prospectus does not constitute an offer to sell or an offer to exchange or a solicitation of an offer to sell or exchange any securities, other than the securities covered by this Prospectus, by the Company or any other person or any offer to sell, or an offer to exchange or solicitation of an offer to sell or exchange such securities, or the solicitation of any consent, in any jurisdiction to or from any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale or exchange made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or in the information set forth herein since the date hereof.

                                  THE COMPANY

    Town & Country Corporation, a Massachusetts corporation (collectively with its consolidated subsidiaries unless the context otherwise requires, the "Company") designs, manufactures, and markets an extensive collection of fine jewelry and recognition products in the United States and internationally. The Company consists of six operating entities: the parent company, Town & Country Corporation, headquartered in Chelsea, Massachusetts; its majority-owned subsidiary Essex International Company Limited, a Thailand company, and its affiliates ("Essex"); and the Company's wholly-owned subsidiaries, Anju Jewelry Limited, a Hong Kong company and its subsidiaries ("Anju"); Gold Lance, Inc. ("Gold Lance"), located in Houston, Texas; L.G. Balfour Company, Inc. ("Balfour"), headquartered in Attleboro, Massachusetts; and Town & Country Fine Jewelry Group, Inc. ("T&C Fine Jewelry"), located in Chelsea, Massachusetts. The Company was incorporated under the laws of the Commonwealth of Massachusetts in 1965 and has been a public company since l985. Its principal executive offices are located at 25 Union Street, Chelsea, Massachusetts 02150, and its telephone number at that location is (617) 884-8500.

    Additional information with respect to the Company, including audited financial statements for the fiscal year ended February 27, 1994, may be found in the Company's Annual Report on Form 10-K for the fiscal year ended February 27, 1994, and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 29, 1994, copies of which are being delivered herewith.

    Commencing in the fiscal year ended February 28, 1991 ("fiscal 1991"), the operations and financial results of the Company were materially and adversely affected by factors influencing the jewelry industry in general and the Company in particular. The decline in the Company's net sales from fiscal 1991 through the fiscal year ended February 28, 1993 ("fiscal 1993"), was due primarily to the economic recession, which had a negative impact on the retail sector of the jewelry industry that the Company supplies. During that period, several of the Company's important customers experienced financial difficulties, including the Company's largest customer, Zale Corporation (together with its subsidiaries and affiliates, the "Zale Companies"), which filed for bankruptcy in January 1992. As a result of the foregoing factors, the Company experienced declining net sales and operating results during fiscal 1991, fiscal 1992, and fiscal 1993. In this regard, the Company experienced a net loss of approximately $19 million for the fiscal year ended February 29, 1992 ("fiscal 1992"), and a net loss of approximately $47 million for fiscal 1993.

    The Company's financial performance for fiscal 1992 and fiscal 1993 and the requirement to reclassify and revalue its exposure to the Zale Companies as a result of the Zale Companies' bankruptcy caused the Company to be in default under its then existing revolving credit agreement (the "Old Credit Agreement") and its then existing gold consignment agreements (the "Old Gold Agreements"). In addition, as a result of its financial difficulties, the Company did not make the interest payments due on December 15, 1992 on its 13% Senior Subordinated Notes due December 15, 1998 (the "Old 13% Notes") and on January 1, 1993 on its 10 1/4% Subordinated Notes due July 1, 1995 (the "Old 10 1/4% Notes," together with the Old 13% Notes, the "Old Notes"), and was thus in default under the indentures for the Old Notes.

    As a result of the financial difficulties which the Company experienced during fiscal 1992 and fiscal 1993, the Company proposed the recapitalization (the "Recapitalization") which was consummated on May 14, 1993. The Recapitalization consisted of the following components: (i) the execution of a new revolving credit agreement with Foothill Capital Corporation ("Foothill") which provided the Company with senior secured financing in an amount of up to $30,000,000 (the "New Credit Agreement"); (ii) the execution of new gold consignment agreements (the "New Gold Agreements," together with the New Credit Agreement, the "Revised Debt Agreements") with its gold consignors (the "Gold Suppliers") which provide the Company with an aggregate gold consignment availability of up to 100,000 troy ounces; (iii) the sale of $30 million principal amount of the Company's 11 1/2% Senior Secured Notes due September 15, 1997 (the "New Senior Secured Notes") for cash to holders of Old Notes (the "Secured Debt Offering"); (iv) the offer to exchange (a) $478.96 principal amount of the Company's 13% Senior Subordinated Notes due May 31, 1998 (the "New Senior Subordinated Notes"), $331.00 of the Company's Exchangeable Preferred Stock, par value $1.00 per share (the "Exchangeable Preferred Stock," together with the New Senior Subordinated Notes, the "New Securities"), and 89.49 shares of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock," together with the New Securities, the "Exchange Securities"), for each $1,000 principal amount of outstanding Old 13% Notes and (b) $408.11 principal amount of New Senior Subordinated Notes, $282.04 of Exchangeable Preferred Stock and 76.25 shares of Class A Common Stock for each $1,000 principal amount of outstanding Old 10 1/4% Notes (the "Exchange Offers"); (v) the solicitation of consents (the "Consent Solicitations") to amend certain terms of the indentures pursuant to which the Old 13% Notes and the Old 10 1/4% Notes were issued (the "Indenture Amendments"); (vi) the amendment (the "IRB Amendments") of certain provisions of the Industrial Revenue Bonds (the "IRBs") related to the Company's manufacturing facility in New York, New York (the "Feature Facility"); and (vii) the approval by the Company's stockholders of (a) an amendment to the Company's Articles of Organization to increase the number of authorized shares of Class A Common Stock from 20,000,000 to 40,000,000 (the "Charter Amendment"), (b) pursuant to the requirements of the American Stock Exchange (the "AMEX") on which the Class A Common Stock is listed, the issuance of up to 11,399,905 shares of Class A Common Stock as part of the Recapitalization, and (c) the issuance by the Company of options to purchase an aggregate of 1,500,000 shares of Class A Common Stock at an exercise price of $2.75 per share to members of senior management in connection with the consummation of the Recapitalization as required by the AMEX rules. Holders of $89,590,000 or 92.8% of the aggregate principal amount of Old 13% Notes and holders of $25,905,000 or 98.3% of the aggregate principal amount of Old 10 1/4% Notes tendered their notes pursuant to the Exchange Offers. Thus, in connection with the Exchange Offers, the Company issued $53,480,900 of New Senior Subordinated Notes, $36,960,190.45 (2,533,255 shares) of Exchangeable Preferred Stock, and 9,992,648 shares of Class A Common Stock to holders of Old Notes.

    To address seasonality needs, the Company recently entered into an amendment to the New Credit Agreement to increase the maximum amount available under the New Credit Agreement from $30,000,000 to $35,000,000 during the months of August through December. Based upon its results of operations for the quarter ended May 29, 1994, and its anticipated results of operations for the quarter ending August 28, 1994, the Company also entered into an amendment to the New Credit Agreement and the New Gold Agreements to modify the consolidated tangible net worth covenant contained in those agreements. This covenant previously provided that the Company was required to maintain consolidated tangible net worth of

$38,000,000 through February 27, 1994, and $43,000,000 thereafter. As amended, the covenant provides that the Company will maintain consolidated tangible net worth of $40,000,000 from July 1, 1994 through November 26, 1994, and $43,000,000 thereafter. Finally, the Company has entered into an agreement with one of the Gold Suppliers to reduce such Gold Supplier's consignment obligation by 10,000 ounces. This modification is consistent with the Company's expected business requirements.

                                  RISK FACTORS

    The purchase of Exchange Securities and the New Senior Secured Notes is subject to a number of material risks, including those enumerated below. Before purchasing any of the Exchange Securities or the New Senior Secured Notes, a person should carefully consider the following risk factors, together with all of the other information set forth in this Prospectus.

Financial Considerations

    Changing Industry

    In recent years, the jewelry industry has undergone numerous changes. The number of traditional retail jewelry outlets, such as mall-based stores, is being reduced as alternative distribution channels (e.g., television shopping networks, warehouse clubs, and discount department stores) have gained market share. In addition, the jewelry industry is sensitive to general economic conditions and has been materially and adversely affected by the recent economic recession. This recession has led to a decrease in consumer spending for jewelry and reduced purchases by large jewelry retailers and other customers of the Company. Several of the Company's important customers have experienced severe financial difficulties due to the economic recession and have sought to reduce inventory purchases in an effort to conserve cash. In addition, a significant portion of the Company's business is with companies with high debt to equity ratios. These factors have adversely affected the Company's business and results of operations during recent years and may continue to do so in the future.

    Declining Operating Results

    The Company's net sales were $277 million in fiscal 1994, $270 million in fiscal 1993, and $272 million in fiscal 1992. The Company's income from operations was $17 million in fiscal 1994, $280,000 in fiscal 1993, and a loss from operations of $49 million in fiscal 1992. This operating loss for fiscal 1992 included restructuring expenses and a Zale bankruptcy charge totaling $44 million, consisting of a charge-off of $13 million associated with the Company's receivable and consigned merchandise exposure to the Zale Companies and charges of $31 million associated with the restructuring of the Company's operations. For fiscal 1993, the Company had a net loss of $47 million as a result of a $5 million charge related to the New York facility, a $14.5 million charge related to the disposal of certain assets, and a $14.4 million charge related to the recapitalization. Net income in fiscal 1992 included a net gain on nonrecurring items of $51 million.

    Zale Bankruptcy

    The Company's largest customer for a number of years has been the Zale Corporation and its affiliated companies, including Gordon Jewelry Corporation. Sales to the Zale Companies were approximately $33 million or 12% of consolidated sales in fiscal 1994 compared to $38 million or 14% of consolidated sales in fiscal 1993 and $44 million or 16% of consolidated sales in fiscal 1992. On July 30, 1993, this group of companies completed a reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court and emerged from bankruptcy as Zale Delaware, Inc. ("Zale").

    The Company has reached agreement on most issues with the new Zale concerning the Company's claim of approximately $40 million, filed with the Bankruptcy Court, representing the net outstanding balance of trade accounts receivable and the wholesale value of the consignment inventory as of the date of Zale's bankruptcy petition.

    The Company's Consolidated Financial Statements at February 28, 1992, originally reflected a net valuation for the claim of approximately $13 million, which was classified as Other Assets in the Consolidated Balance Sheets, due to the uncertainty of the timing of a final settlement. The Company has subsequently received proceeds from Zale and from liquidation of claim assets of approximately $10.6 million. The Consolidated Financial Statements at May 29, 1994, reflect a net valuation of approximately $2.4 million, representing management's estimate of the value of the remaining claim related assets.

    The Company continues to conduct business with Zale.

Certain Bankruptcy Law Considerations

    If the Company were to seek protection or become the subject of a filing of an involuntary petition for relief under the Bankruptcy Code, the ability of the holders of New Senior Secured Notes, New Senior Subordinated Notes, and Exchangeable Preferred Stock to recover their investment could be significantly impaired. Given the risks inherent in the bankruptcy process, including the potential deterioration of the business of a company during a bankruptcy case and the additional administrative expenses associated with a bankruptcy case, it is not possible to determine what percentage, if any, of their investment holders of the various securities would be likely to recover in a bankruptcy case. Ultimate recovery would depend, among other things, on whether the Company is reorganized or liquidated, the impact of a bankruptcy case upon the business of the Company, the treatment of the debt and preferred stock in a plan of reorganization, and the length of time necessary to complete the reorganization process or the liquidation. Set forth below is a discussion of certain rights of the various security holders of the Company in a bankruptcy.

    The Exchangeable Preferred Stock, as with all other classes and series of capital stock of the Company, is subordinate with respect to the distribution of assets of the Company upon any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company, to all existing and future indebtedness of the Company, and its subsidiaries, including indebtedness under the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, the New Senior Subordinated Notes, and the Old Notes. In the event that holders of Exchangeable Preferred Stock do not receive shares of Little Switzerland Common Stock upon the exercise of their exchange rights in the event of a bankruptcy of the Company, such holders would have recourse only after satisfaction of all allowable debt claims. The rights of holders of Exchangeable Preferred Stock to exchange their preferred stock for shares of Little Switzerland Common Stock could be adversely affected in the event of the bankruptcy, liquidation, dissolution or winding up of the Company. The timing of such exchange could be delayed for a substantial period of time by virtue of the application of the automatic stay or the exercise by the court of its equitable powers. The right to make the exchange could be challenged as an improper redemption, executory contract or on other grounds. If such challenge were successful, the Little Switzerland Common Stock or other Exchange Property (as defined) held by the Little Switzerland Trustee in the Little Switzerland Trust could become subject to the claims of general creditors of the Company.

    The claims of the holders of New Senior Subordinated Notes are subordinate to those arising under the Revised Debt Agreements, the IRBs, and the New Senior Secured Notes. In a bankruptcy case, the holders of New Senior Subordinated Notes will have recourse only to those assets remaining after satisfaction of the claims of all Senior Indebtedness (as defined), including any indebtedness which is created, incurred, assumed or guaranteed under the Revised Debt Agreements, the IRBs, and the New Senior Secured Notes and in each such case, any permitted renewal, refinancing, refunding, replacement, or extension of any such Senior Indebtedness. In addition, the amount of the claim of holders of New Senior Secured Notes allowed in bankruptcy proceedings may be substantially less than the face amount of the New Senior Subordinated Notes at such time. Accordingly, holders of New Senior Subordinated Notes may under such circumstances, even if sufficient funds are available, receive a lesser amount than they would be entitled to under the express terms of the applicable indenture, which amount might be less than the amount calculated for federal income tax purposes. Furthermore, except in certain very limited circumstances, unmatured interest (which generally includes original issue discount) is not allowable as a claim under the Bankruptcy Code, and there is considerable uncertainty as to the amount of the claims of holders of New Senior Subordinated Notes that would be allowed by a bankruptcy court. Under certain circumstances, a bankruptcy trustee (or the Company as debtor-in-possession) could seek to recover any payments of principal or interest on the New Senior Subordinated Notes or the Old Notes on the grounds that such payments were preferential transfers. For a more complete discussion of certain bankruptcy and insolvency considerations in connection with the Recapitalization, see "Certain Bankruptcy and Insolvency Considerations."

Material Federal Income Tax Consequences of the Recapitalization to the Company

    As a result of the Recapitalization, the Company incurred certain adverse federal income tax consequences. The Company could suffer additional adverse federal income tax consequences if certain anticipated positions of the Company concerning the tax consequences of the Recapitalization were challenged by the Internal Revenue Service. See "Material Federal Income Tax Consequences."

    As a result of the Recapitalization, the Company recognized taxable income from discharge of indebtedness of approximately $8,800,000. See "Material Federal Income Tax Consequences--Tax Consequences of the Recapitalization to the Company--Amount of Potential COD Income." In addition, the Recapitalization resulted in a change in ownership of the Company sufficient to subject the Company to certain limitations on the Company's ability to offset taxable income with its net operating loss carryforwards and losses incurred prior to the Recapitalization ("NOLs"). At February 28, 1993, the Company had net operating loss carryforwards for tax purposes of approximately $24 million. The Company has obtained a ruling from the Internal Revenue Service to the effect that for federal income tax purposes the Company will be able to use NOLs to offset the income from the discharge of indebtedness that resulted from the Recapitalization. However, if any of the Old Notes or the New Senior Subordinated Notes were considered to have been "traded on an established securities market" within the meaning of the provisions of the Internal Revenue Code governing the calculation of "original issue discount" for federal income tax purposes, then the amount of income from the discharge of indebtedness resulting from the Recapitalization could have exceeded the Company's NOLs. See "Material Federal Income Tax Consequences."

Lack of Established Market

    The New Securities and the New Senior Secured Notes are not listed on any securities exchange, and there can be no assurance that a market will develop for the New Securities or New Senior Secured Notes or, if a market develops, that such market will be liquid. To the knowledge of the Company, no person intends to make a market in the New Securities or the New Senior Secured Notes. In addition, no person is obligated to do so, and any person who does so may discontinue such activity at any time without notice. Accordingly, no assurance can be given that a holder of the New Securities or the New Senior Secured Notes will be able to sell such securities in the future or as to the price at which such sale may occur. Moreover, to the extent that they trade at all, the New Senior Secured Notes, the New Senior Subordinated Notes, and the Exchangeable Preferred Stock may trade at a substantial discount from their stated principal or liquidation value, as the case may be. The extent to which the New Senior Secured Notes, the New Senior Subordinated Notes and/or the Exchangeable Preferred Stock trade at a discount from their stated principal or liquidation value, as the case may be, will depend on, among other things, the financial performance of the Company. In addition, because the Exchangeable Preferred Stock is exchangeable under certain circumstances for shares of Little Switzerland Common Stock, the prices at which the Exchangeable Preferred stock may trade in the market, if they trade at all, is likely to be affected by the market price from time to time of Little Switzerland Common Stock.

Reduction or Restriction of the Company's Net Operating Losses

    As a result of the Recapitalization, the Company's existing net operating loss carryforwards have been reduced to the extent used to offset income from discharge of indebtedness resulting from the Recapitalization, and any remaining net operating loss carryforwards and current operating losses incurred prior to the Recapitalization are available only to a limited extent to offset any annual net income recognized by the Company in the future. See "Material Federal Income Tax Consequences--Consequences of the Recapitalization to the Company."

Little Switzerland Shareholder Rights Agreement

    In its public filings with the Commission, Little Switzerland has disclosed that it has adopted a shareholder rights agreement (the "Little Switzerland Shareholder Rights Agreement"). Pursuant to the terms of the Little Switzerland Shareholder Rights Agreement, the Board of Directors of Little Switzerland has declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Little Switzerland Common Stock. Each Right entitles the registered holder to purchase from Little Switzerland a unit consisting of one one-hundredth of a share (a "Unit") of Series A Preferred Stock at the exercise price of $50.00 per Unit. Each one one-hundredth of a share is designed to approximate the value of a share of Little Switzerland Common Stock. Initially, the Rights are not exercisable and are attached to all outstanding shares of Little Switzerland Common Stock. However, in the event that a person becomes the "beneficial owner" (as defined in the Little Switzerland Shareholder Rights Agreement) of 15% or more of the outstanding shares of Little Switzerland Common Stock (an "Acquiring Person") or is the beneficial owner of 10% or more of the outstanding shares of Little Switzerland Common Stock and is declared an "Adverse Person" (as defined in the Little Switzerland Shareholder Rights Agreement) by the Board of Directors of Little Switzerland, each holder of a Right (other than an Acquiring Person or Adverse Person, as the case may be, and their associates and affiliates) will have the right to receive upon exercise a number of Units of Series A Preferred Stock having a market value of two times the exercise price of the Right. For example, assuming that a person exceeded this 15% ownership threshold or is declared an Adverse Person and that the market value of a share of Little Switzerland Common Stock was $12.50, each Right would entitle each holder of a Right (other than an Acquiring Person or Adverse Person, as the case may be, and their affiliates and associates) to purchase eight shares of the common-equivalent preferred stock worth $100 for the $50 exercise price. This would result in substantial dilution to the Acquiring Person or Adverse Person, as the case may be.

    Because the Exchangeable Preferred Stock is exchangeable for shares of Little Switzerland Common Stock, it is likely that a holder of Exchangeable Preferred Stock will, for purposes of the Little Switzerland Shareholder Rights Agreement, be deemed to beneficially own the shares of Little Switzerland Common Stock for which such preferred stock may be exchanged. Thus, based on the most recent public disclosure of the number of outstanding shares of Little Switzerland Common Stock, if a person becomes the beneficial owner of 1,266,286 or more shares of Exchangeable Preferred Stock or beneficially owns shares of Exchangeable Preferred Stock, which together with shares of Little Switzerland Common Stock which it beneficially owns, results in it being deemed the beneficial owner of 15% or more of the outstanding shares of Little Switzerland Common Stock, such person will "trigger" the provisions of the Little Switzerland Shareholder Rights Agreement described above. For a more complete description of the terms of the Little Switzerland Shareholder Rights Agreement, see "Description of the New Securities--Description of the Exchangeable Preferred Stock--Little Switzerland Shareholder Rights Agreement."

Dividend Restrictions

    The payment of dividends on the Common Stock is prohibited by the Revised Debt Agreements, the New Senior Secured Note Indenture, the New Senior Subordinated Note Indenture, the IRB Amendments, and the Certificate of Designation. See "The Revised Debt Agreements," "The Secured Debt Offering--Certain Covenants," "Description of the New Securities-- Description of the New Senior Subordinated Notes--Certain Covenants" and "--Description of the Exchangeable Preferred Stock--Dividends." No dividends have ever been declared on shares of Common Stock, and as a result of the foregoing restrictions and the Company's financial condition, the Company does not anticipate paying cash dividends on shares of Common Stock in the foreseeable future.

Material Tax Consequences

    The holder of a New Senior Subordinated Note generally is required to include in income for federal income tax purposes the interest on such note as it accrues, regardless of the holder's normal method of tax accounting because for federal income tax purposes such notes were considered to be issued with "original issue discount." Thus, a holder of a New Senior Subordinated Note generally will have to accrue interest income currently in excess of cash interest payments received to the extent that the Company elects to pay interest on the New Senior Subordinated Notes in the form of New Senior Subordinated Interest Notes. The amount of original issue discount that a holder of New Senior Subordinated Notes has to accrue currently could increase if the Old Notes or New Senior Subordinated Notes were considered to be "traded on an established securities market" (at the time of the Recapitalization or shortly before or after such time) within the meaning of the provisions of the Internal Revenue Code governing the calculation of original issue discount or if the issuance of New Senior Subordinated Notes were subject to certain provisions concerning "potentially abusive situations." A holder of a New Senior Secured
Note is generally required to include interest thereon in income for federal income tax purposes in accordance with the holder's normal method of tax accounting, because such notes were not issued with "original issue discount" for federal income tax purposes. The amount of income recognized by a holder of a New Senior Subordinated Note or a New Senior Secured Note with respect to such note may vary from the stated interest thereon pursuant to certain provisions of the Internal Revenue Code discussed below. See "Material Federal Income Tax Consequences."

Ranking of New Securities

    The payment of the principal and premium, if any, and interest on the New Senior Subordinated Notes is subordinated in right of payment to the prior payment when due of the principal and premium, if any, and interest on all "Senior Indebtedness." "Senior Indebtedness" is defined in the New Senior Subordinated Note Indenture as (i) all indebtedness of or guaranteed by the Company or any of the Subsidiary Guarantors which is created, assumed, or guaranteed under the Revised Debt Agreements, the IRBs or the New Senior Secured Notes, including in each case, interest thereon occurring at the contract rate, whether or not such interest is allowable as a claim under the Bankruptcy Code ("Post Petition Interest"), and all renewals, refinancings, replacements, extensions, refundings, modifications, or amendments of any such indebtedness, to the extent, in each case, that such indebtedness is permitted under the terms of the New Senior Subordinated Note Indenture, and (ii) any other indebtedness of the Company or any such Subsidiary Guarantor except indebtedness of or guaranteed by the Company or any Subsidiary Guarantor which is expressly not senior or superior in right of payment to the New Senior Subordinated Notes; provided, however, that Senior Indebtedness shall not include Post Petition Interest on any indebtedness incurred to refinance indebtedness outstanding on the Issuance Date unless allowed by the bankruptcy court presiding over the applicable case. As of May 29, 1994, approximately $18.3 million was outstanding under the New Senior Secured Note Indenture and the IRBs, and approximately $8.3 million and approximately 63,000 troy ounces was outstanding under the New Credit Agreement and the New Gold Agreements, respectively. See "Description of the New Securities--Description of the New Senior Subordinated Notes--Subordination; Ranking."

    Except for the right to exchange shares of Exchangeable Preferred Stock for shares of Little Switzerland Common Stock, the Exchangeable Preferred Stock is subordinate to the prior payment when due of the principal and premium, if any, and interest on all future and existing indebtedness of the Company. The Exchangeable Preferred Stock is subordinate to approximately $86.4 million of indebtedness (excluding indebtedness to trade creditors) of the Company. As of May 29, 1994, the amount of indebtedness to trade creditors outstanding was approximately $16.3 million. The Exchangeable Preferred Stock also is subordinate to additional indebtedness of up to $35,000,000 and of up to approximately 100,000 troy ounces under the New Credit Agreement and the New Gold Agreements, respectively. See "Description of the New Securities-- Description of the Exchangeable Preferred Stock--Ranking."

    Upon any bankruptcy, liquidation, dissolution, or winding up of the Company, the holders of Senior Indebtedness (in the case of New Senior Subordinated Notes) or the holders of any indebtedness (in the case of Exchangeable Preferred Stock) are entitled to receive payment in full of all amounts due before the holders of New Senior Subordinated Notes or Exchangeable Preferred Stock, as the case may be, are entitled to receive any payment. In such circumstances, by reason of such subordination, holders of New Senior Subordinated Notes and Exchangeable Preferred Stock may receive substantially less than the face amount of their securities. See "Certain Bankruptcy and Insolvency Considerations."

Holding Company Structure; Guarantees

    The New Securities and the New Senior Secured Notes are obligations of the Company. Because a significant portion of the operations of the Company are, and in the future are likely to be, conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the New Securities and the New Senior Secured Notes, will be dependent upon the earnings of the Company or the payment of dividends to the Company by its subsidiaries. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

    Each guaranty issued by a Subsidiary Guarantor in respect of the New Senior Secured Notes is a full and unconditional secured obligation of each such Subsidiary Guarantor that ranks pari passu in right of payment with each such Subsidiary Guarantor's guarantees issued in respect of the New Credit Agreement, the New Gold Agreements, and the IRBs, and ranks senior in right of payment to each such Subsidiary Guarantor's guaranty issued in respect of the New Senior Subordinated Notes. Each guaranty issued by a Subsidiary Guarantor in respect of the New Senior Subordinated Notes is a full and unconditional secured obligation of each such Subsidiary Guarantor that is subordinated in right of payment to each such Subsidiary Guarantor's guarantees issued in respect of the New Credit Agreement, the New Gold Agreements, the IRBs, and the New Senior Secured Notes (collectively, the "Senior Guarantees"). Each guaranty issued by a Subsidiary Guarantor is secured by the assets of the Subsidiary Guarantor in the same manner and with the same ranking as the assets of the Company securing the Company's obligations under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes. As a result, although the guarantees issued in respect of the New Senior Subordinated Notes are secured by the assets of each Subsidiary Guarantor, pursuant to the Intercreditor Agreement the holders of the New Senior Subordinated Notes are subject to a permanent standstill as to enforcement of junior liens in such collateral. Therefore, holders of the New Senior Subordinated Notes, unlike the holders of indebtedness under the New Credit Agreement, the New Gold Agreements, the New Senior Secured Notes, and the IRBs, may not exercise rights of foreclosure with respect to junior liens in collateral securing the guarantees issued in respect of the New Senior Subordinated Notes, but will have to rely on holders of prior liens in such collateral to exercise such rights. Moreover, in the event of the bankruptcy, liquidation, dissolution or winding up, or similar proceeding relating to a Subsidiary Guarantor, a holder of New Senior Subordinated Notes will not be able to realize upon such Subsidiary Guarantor's guaranty issued in respect of the New Senior Subordinated Notes until such Subsidiary Guarantor's obligations under the Senior Guarantees have been paid to the extent of the value of the collateral securing such Senior Guarantees or have been paid in full.

    As described below under "Fraudulent Conveyance Considerations," a guaranty of a Subsidiary Guarantor may not be enforceable or may be only partially enforceable under certain circumstances. To the extent that a guaranty of a Subsidiary Guarantor is not enforceable, the New Senior Secured Notes and New Senior Subordinated Notes will be effectively subordinated to such Subsidiary Guarantor's indebtedness to all of its creditors. At February 27, 1994, the aggregate amount of such indebtedness of the Subsidiary Guarantors was approximately $15.7 million (excluding guarantees by such Subsidiary Guarantors of indebtedness under the New Credit Agreement and the New Gold Agreements).

Fraudulent Conveyance Considerations

    The issuance by the Subsidiary Guarantors of the New Senior Secured Note Guarantees and the New Senior Subordinated Note Guarantees and the consummation of the Exchange Offers could be challenged under state and federal fraudulent conveyance laws.

    Existing or future creditors of a Subsidiary Guarantor could, under state and federal fraudulent conveyance laws, avoid or subordinate the guarantees issued by a Subsidiary Guarantor if they were successful in establishing that

(i) such guaranty was incurred with intent to hinder, delay, or defraud any present or future creditor or such Subsidiary Guarantor contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (ii) such Subsidiary Guarantor did not receive fair consideration for issuing its guarantees and that it (A) was insolvent at the time of such issuance, or (B) was rendered insolvent by reason of such issuance, or (C) was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry on its business, or (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured. A determination of whether a Subsidiary Guarantor received fair consideration for issuing a guaranty involves a factual analysis of the benefits received by such Subsidiary Guarantor. While some courts have considered indirect benefits such as the improvement of the financial position of the consolidated entity, many courts have restricted benefits to the amount of funds received by the subsidiary. If it were determined that a Subsidiary Guarantor did not receive fair consideration and was insolvent at the time it issued its guarantees (or was rendered insolvent as a result thereof), then such guarantees may not be enforceable. Even if the guarantees are not set aside under state or federal fraudulent conveyance law, the guarantees may be enforceable only to the extent, if any, of the value of the benefits received by such Subsidiary Guarantor from the Recapitalization.

    Existing or future creditors of the Company also could, under state and federal fraudulent conveyance laws, avoid the Exchange Offers as a fraudulent transfer if they were successful in establishing that (i) the Exchange Offers were consummated with intent to hinder, delay or defraud any present or future creditor or the Company contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of other creditors or (ii) the Company did not receive fair consideration for issuing the Exchange Securities and the Company (A) was insolvent at the time of the issuance of the Exchange Securities, or (B) was rendered insolvent by reason of such issuance, or (C) was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry out its business, or (D) intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured. A determination of whether the Company received fair consideration for the Exchange Offers involves a factual analysis of the benefits received by the Company from the issuance of the Exchange Securities. If it were determined that the Company did not receive fair consideration and was insolvent at the time such securities were issued (or was rendered insolvent as a result thereof), a court could reinstate, in full and without modification, the rights and claims evidenced by the Old Notes, and/or order holders of Exchange Securities to return to the Company or to a fund for the benefit of its creditors an amount equal to any value that they received in excess of the value of the Old Notes.

    A determination of whether a Subsidiary Guarantor was insolvent at the time a guaranty was issued or whether the Company was insolvent at the time of the issuance of Exchange Securities will vary depending upon the law applied in any such proceeding. Generally, however, a Subsidiary Guarantor or the Company, as the case may be, will be considered insolvent if the sum of its liabilities, including contingent liabilities, are greater than the fair marketable value of all of its assets at a fair valuation. Courts have differed in their approach to valuing contingent obligations such as guarantees, for purposes of measuring insolvency, particularly with respect to whether the liability represented by the face amount of the guarantee is to be reduced by rights of subrogation and contribution against co-guarantors and/or discounted based on its contingent nature.

Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement

    Pursuant to the terms of the Revised Debt Agreements, the IRBs, and the New Senior Secured Notes (collectively, the "Senior Recapitalization Facilities"), the Senior Recapitalization Facilities each rank pari passu in right of payment with each other, and the New Senior Subordinated Notes are subordinate and junior in right of payment to all indebtedness under the Senior Recapitalization Facilities. Therefore, (i) the holders of the Senior Recapitalization Facilities each have equal rights to bring an action to collect their respective indebtedness from the Borrowers and to obtain a judgment against the Borrowers in respect of such indebtedness, (ii) the Borrowers have not contractually agreed to pay their indebtedness under any of the Senior Recapitalization Facilities ahead of or after their indebtedness under any of the other Senior Recapitalization Facilities, and (iii) the rights of the holders of the New Senior Subordinated Notes to enforce such Notes and to receive payments thereunder are limited as and to the extent provided by the subordination provisions of the New Senior Subordinated Note Indenture. See "Description of the New Securities--Description of the New Senior Subordinated Notes--Subordination; Ranking."

    Notwithstanding the foregoing, the holders of indebtedness under the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes have different rights in collateral securing such indebtedness. See "Allocation of Security Interests" on the front cover of the Prospectus for a discussion of the collateral securing such obligations and the priority of the liens in such collateral granted to such holders. As described in "Allocation of Security Interests" on the front cover of the Prospectus, although the obligations of the Borrowers in respect of the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes are secured by liens in substantially all of the assets of the Company and its domestic subsidiaries, such liens are not of equal priority and, as a result, are not of equal value. In addition, pursuant to the intercreditor arrangements which govern the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, the rights of the holders of such indebtedness to exercise rights of foreclosure with respect to collateral in which they hold junior liens is limited. Therefore, to the extent that any such holders hold fewer (or no) first priority liens in collateral, such holders' rights in such collateral are adversely affected.

    The Borrowers, Foothill, the Gold Suppliers, Chemical, the New Senior Secured Note Trustee, the New Senior Subordinated Note Trustee and Foothill, as Collateral Agent, have entered into a Collateral Agency and Intercreditor Agreement (the "Intercreditor Agreement") which governs the respective rights in collateral of the holders of indebtedness under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes. Pursuant to the Intercreditor Agreement, any collections with respect to the liquidation of collateral shall be distributed among the parties secured in such collateral in accordance with their respective priorities therein, with no distribution to a lower level of priority until all claims of the holders of higher levels of priority in such collateral are satisfied. Generally, under the Intercreditor Agreement the holder of a first priority lien in an item of collateral is entitled to exercise rights of foreclosure with respect to such collateral. To the extent that such party does not foreclose on such collateral, after the expiration of a one year standstill period the holders of junior liens in such collateral, other than the holders of the New Senior Subordinated Notes, may exercise such rights of foreclosure. Pursuant to the Intercreditor Agreement, the holders of the New Senior Subordinated Notes shall be subject to a permanent standstill as to enforcement of junior liens in collateral. Therefore, holders of the New Senior Subordinated Notes, unlike the other parties to the Intercreditor Agreement, are not able to exercise rights of foreclosure with respect to junior liens in collateral securing the New Senior Subordinated Notes and the New Senior Subordinated Note Limited Security Guarantees but will have to rely on holders of prior liens in such collateral to exercise such rights. Moreover, holders of New Senior Subordinated Notes are only entitled to receive proceeds of collateral after payment in full of all Senior Indebtedness, including, without limitation, the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and permitted refinancings thereof. See "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

    The following pro forma condensed consolidated balance sheets and condensed consolidated statements of operations of the Company present the effects of the Recapitalization based on (i) the sale of $30,000,000 of New Senior Secured Notes and (ii) the issuance of $53,481,000 of New Senior Subordinated Notes, $36,960,000 (2,533,000 shares) of Exchangeable Preferred Stock, and 9,992,700 shares of Class A Common Stock to holders of Old 13% Notes and holders of Old 10 1/4% Notes who tendered their Old Notes in the Exchange Offers and the potential exchange of the shares of Exchangeable Preferred Stock for approximately 2,533,000 shares of common stock of Little Switzerland (the "Little Switzerland Exchange"), as if those transactions had occurred on March 1, 1993, for statement of operations purposes and as if the potential exchange of the shares of common stock of Little Switzerland had occurred on February 27, 1994, for balance sheet purposes. The Pro Forma Statements do not purport to represent what the Company's financial position or results of operations would actually have been if such transactions in fact had occurred on such dates or at the beginning of the period indicated or to project the Company's financial position or results of operations for any future date or period.

    The pro forma condensed consolidated balance sheets and statements of operations and accompanying notes should be read in conjunction with the "Material Federal Income Tax Consequences" included elsewhere in this Prospectus and the Company's Consolidated Financial Statements and related notes thereto included in the Company's Annual Report on Form 10-K delivered herewith.

                  TOWN & COUNTRY CORPORATION AND SUBSIDIARIES
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AT FEBRUARY 27, 1994
                    (In thousands, except per share amounts)

                                                                   Pro Forma
                                                     Little         for the
                                                   Switzerland      Little
                                                    Exchange      Switzerland
                                       Actual      Adjustments     Exchange
                                       ------      -----------   ------------


ASSETS
CURRENT ASSETS:
  Cash and cash
    equivalents .................     $   3,274     $    --       $   3,274
  Restricted cash ...............            38          --              38
  Accounts receivable ...........        55,623          --          55,623
  Inventories ...................        75,029          --          75,029
  Prepaid expenses and
    other current assets ........         3,992          --           3,992
                                      ---------     ---------     ---------

    Total current assets ........       137,956          --         137,956
                                      ---------     ---------     ---------

PROPERTY, PLANT AND
  EQUIPMENT, net ................        45,705          --          45,705
INVESTMENTS IN AFFILIATES .......        27,038       (12,482)(1)    14,556
OTHER ASSETS ....................        13,221          --          13,221
                                      ---------     ---------     ---------

    Total assets ................     $ 223,920     $ (12,482)    $ 211,438
                                      =========     =========     =========

LIABILITIES AND STOCK-
  HOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-
    term debt ...................     $   1,480     $    --       $   1,480
  Accounts payable ..............        12,727          --          12,727
  Accrued expenses ..............        19,956          --          19,956

  Accrued and currently
    deferred income taxes .......           874         3,500(1)      4,374
                                      ---------     ---------     ---------

    Total current
      liabilities ...............        35,037         3,500        38,537
                                      ---------     ---------     ---------

LONG-TERM DEBT:
  Senior debt ...................        20,542          --          20,542


  New Senior Sub-
    ordinated Notes .............        56,977          --          56,977
  Unamortized interest on
    New Senior Sub-
    ordinated 13% Notes .........         6,971          --           6,971
  Old 13% Notes .................         6,903          --           6,903
  Old 10 1/4% Notes .............           434          --             434
                                      ---------     ---------     ---------

    Total long-term debt ........        91,827          --          91,827
                                      ---------     ---------     ---------

                                                                   Pro Forma
                                                     Little         for the
                                                   Switzerland      Little
                                                    Exchange      Switzerland
                                       Actual      Adjustments     Exchange
                                       ------      -----------   ------------

LONG-TERM DEFERRED INCOME
  TAXES AND OTHER
  LIABILITIES ...................     $   2,094     $    --       $   2,094
MINORITY INTEREST ...............         3,843          --           3,843

    Total liabilities and
      minority interest .........       132,801         3,500       136,301
                                      ---------     ---------     ---------

EXCHANGEABLE PREFERRED
  STOCK, $1.00 par value;
  Authorized--2,700,000
  shares; issued and
  outstanding--2,533,255
  shares ........................        35,785       (35,785)(1)      --
                                      ---------     ---------     ---------

STOCKHOLDERS' EQUITY:
  Preferred Stock, $1.00
    par value; authorized
    and unissued--
    2,300,000 shares ............          --            --            --

  Class A Common Stock,
    $.01 par value;
    authorized--40,000,000
    shares; issued and
    outstanding--20,755,901
    shares ......................           208          --             208

  Class B Common Stock,
    $.01 par value;
    authorized--8,000,000
    shares; issued and
    outstanding--2,670,693
    shares ......................            27          --              27

  Additional paid-in
    capital .....................        69,909          --          69,909

  Retained earnings
    (deficit) ...................       (14,810)       19,803(1)      4,993
                                      ---------     ---------     ---------

    Total stockholders'
      equity ....................        55,334        19,803        75,137

    Total liabilities and
      stockholders'
      equity ....................     $ 223,920     $ (12,482)    $ 211,438
                                      =========     =========     =========


BOOK VALUE PER COMMON
  SHARE(2) ......................     $    2.36                   $    3.21
                                      ==========                  =========



                                          TOWN & COUNTRY CORPORATION AND SUBSIDIARIES
                                   PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                        FOR THE FISCAL YEAR ENDED FEBRUARY 27, 1994
                                 (In thousands, except per share amounts, ratios, and percentages)

                                                                                                    Pro Forma
                                                                         Pro Forma     Little        for the
                                                           Recapital-     for the    Switzerland      Little
                                                           ization       Recapital-   Exchange     Switzerland
                                               Actual     Adjustments     ization    Adjustments     Exchange
                                            -----------  ------------   ------------ ------------   ------------
Net sales ................................     $277,750     $   --       $277,750     $   --         $277,750
Cost of sales ............................      180,356         --        180,356         --          180,356
                                               --------     --------     --------     --------       --------

    Gross profit .........................       97,394         --         97,394         --           97,394

Selling, general and
  administrative expenses ................       80,221         --         80,221         --           80,221
                                               --------     --------     --------     --------       --------

    Income from
      operations .........................       17,173         --         17,173         --           17,173

Interest expense .........................      (14,045)       1,505 (3)  (12,540)        --          (12,540)
Interest and other income ................          699         --            699         --              699
Equity and investment
  income, net ............................        1,262         --          1,262       (1,106)(5)        156
Minority interest ........................         (941)        --           (941)        --             (941)
                                               --------     --------     --------     --------       --------

    Income (loss) before
      income taxes .......................        4,148        1,505        5,653        1,106          4,547

Provision for income taxes ...............        1,010         --          1,010         --            1,010
                                               --------     --------     --------     --------       --------

    Net income (loss) ....................        3,138        1,505        4,643       (1,106)         3,537

Accretion of discount on
  Exchangeable Preferred
  Stock ..................................        1,454          410 (4)    1,864        1,864 (4)       --
                                               --------     --------     --------     --------       --------

Net income attributable
  to common stockholders .................     $  1,684     $  1,095     $  2,779     $    758       $  3,537
                                               ========     ========     ========     ========       ========

Net income per common
  share(6) ...............................     $   0.08                  $   0.12                    $   0.15

Weighted average common
  shares outstanding(6) ..................       21,206                    23,419                      23,419
                                               ========                  ========                    ========

Ratio of earnings to fixed
  charges(7) .............................         1.21x                     1.35x                       1.35x
                                               ========                  ========                    ========

Ratio of earnings to fixed
  charges and exchangeable
  preferred stock dividends
  and accretion(8) .......................         1.11x                     1.18x
                                               ========                  ========



                                                                                                    Pro Forma
                                                                         Pro Forma     Little        for the
                                                           Recapital-     for the    Switzerland      Little
                                                           ization       Recapital-   Exchange     Switzerland
                                               Actual     Adjustments     ization    Adjustments     Exchange
                                            -----------  ------------   ------------ ------------   ------------

Other Data:
Ratio of EBITDA to
  interest expense(9) ....................         1.67x                     1.87x                       1.87x
Ratio of EBITDA to cash
  interest expense(9) ....................         3.85x                     3.75x                       3.75x
Depreciation and
  amortization ...........................     $  5,628     $   (201)    $  5,427     $   --         $  5,427
Capital expenditures .....................     $  4,056         --       $  4,056     $   --         $  4,056
Long-term debt as a
  percentage of capital-
  ization, excluding
  unamortized interest on
  new senior subordinated
  notes(10) ..............................           61%                       61%                         53%


                  TOWN & COUNTRY CORPORATION AND SUBSIDIARIES
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

   (Dollars in thousands, except per share amounts, ratios, and percentages)

          (1) Reflects the liquidation of approximately 94% of the Company's investment in Little Switzerland Common Stock as a result of the Little Switzerland Exchange, including the net gain realized on the exchange of the Exchangeable Preferred Stock into shares of Little Switzerland Common Stock, and the tax provision that results from the gain, as outlined in the following table:

               Exchange of Exchangeable                       Little
               Preferred Stock for 94% of                     Switzerland
               Little Switzerland Common Stock      Actual    Exchange
               -------------------------------    ---------- ----------
               Exchangeable Preferred Stock ...   $ 35,785   $ 35,785
               Investment in Little Switzerland    (13,304)   (12,482)
                                                             --------
               Gain on the exchange for Little
               Switzerland Common Stock .....                  23,303
               Tax provision ..................                (3,500)
                                                             --------
               Net impact on retained earnings               $ 19,803
                                                             ========


               The Company has provided taxes of $3,500 on the assumed gain associated with the Exchangeable Preferred Stock. Approximately $14.5 million representing a portion of the Company's pretax net loss for the twelve months ended February 27, 1994, not previously tax benefited, has been offset against the assumed gain in determining the tax provision. The Company believes that its assumptions reflect reasonable interpretations of existing tax law. However, there can be no assurance that the Internal Revenue Service will not take a contrary view. See "Material Federal Income Tax Consequences."

               The assumed gain of approximately $23 million and the related tax provision of $3.5 million have not been included in the pro forma statement of operations as it is a nonrecurring gain.

          (2) Historical and pro forma book value per common share are calculated by dividing the outstanding shares of Class A Common Stock and Class B Common Stock as of February 27, 1994, into stockholders' equity as of February 27, 1994.

               These calculations do not include the potential effect of outstanding stock options for 2,348,400 shares of Class A Common Stock as of February 27, 1994, or stock options for 1,500,000 shares of Class A Common Stock issued to senior management of the Company in connection with the Recapitalization. The calculations also exclude warrants to purchase 125,000 shares of Class A Common Stock issued to the Financial Advisors in connection with the Recapitalization. The pro forma book value per share calculations include the effects of the issuance to the Fidelity Funds of 750,000 shares of Class A Common Stock as a commitment fee in connection with the Secured Debt Offering and the issuance to the holders of Old Notes of approximately 9,992,700 shares of Class A Common Stock in connection with the Exchange Offers.

          (3) Reflects the reduction in interest expense as a result of the Recapitalization taking place March 1, 1993, rather than May 14, 1993. The Old 13% Notes and the Old 10 1/4% Notes have effective interest rates of approximately 14% and 15%, respectively, versus an assumed effective interest rate of approximately 12% for the New Senior Subordinated Notes. The interest savings on other debt reflects the assumed reduction in senior debt as a result of the lower assumed cash interest/dividend payments on the New Securities.

               Interest savings were allocated as follows:

                                                           Year Ended
                                                        February 27, 1994
                                                        -----------------
             Savings on Old 13% Notes ..................   $ 2,475
             Savings on Old 10 1/4% Notes ..............       718
             Interest on New Senior Subordinated Notes .    (1,525)
             Interest on New Senior Debt ...............      (854)
             Savings on Senior Debt ....................       691
                                                           -------
             Total Interest Savings ....................   $ 1,505
                                                           =======


          (4) Reflects the accretion at an effective rate of approximately 7% of the discount and dividend associated with the Exchangeable Preferred Stock.

          (5) Reflects the effect of reducing investment income by the amount of equity income related to the Little Switzerland investment which would be eliminated upon exchange. Does not reflect the nonrecurring gain related to the exchange of the Exchangeable Preferred Stock for Little Switzerland Common Stock and the related tax provision of $23,303 and $3,500, respectively.

          (6) The pro forma weighted average shares used in the calculation of net income per common share assume that the (i) 750,000 shares of Class A Common Stock issued to the Fidelity Funds in payment of the commitment fee in connection with the Secured Debt Offering and (ii) approximately 9,992,700 shares of Class A Common Stock issued to the holders of Old Notes in connection with the Exchange Offers were issued on March 1, 1993. The pro forma weighted average shares excludes options to purchase 1,500,000 shares of Class A Common Stock which were issued to senior management of the Company and warrants for 125,000 shares of Class A Common Stock which were issued to the Financial Advisors in connection with the Recapitalization, as they are both assumed to be antidilutive.

          (7) Earnings used in computing the historical and pro forma ratio of earnings to fixed charges consist of income (loss) before income taxes and extraordinary gains plus fixed charges. Fixed charges are defined as interest expense plus amortization of deferred financing costs plus one third of operating lease rental expense.

          (8) Earnings used in the computation of the pro forma ratio of earnings to fixed charges and Exchangeable Preferred Stock dividends consist of income (loss) before income taxes and extraordinary gains plus fixed charges. Fixed charges are defined as interest expense plus amortization of deferred financing costs plus one third of operating lease rental expense plus accretion of discount and dividends on Exchangeable Preferred Stock. For the quarters ended May 30, 1993 and May 29, 1994, the Company's earnings before fixed charges were insufficient to cover fixed charges by approximately $0.8 million and $2.4 million, respectively.

          (9) The ratios of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to interest expense and cash interest expense are computed by dividing EBITDA by interest expense and cash interest expense, respectively. EBITDA is defined as income from operations before recapitalization and other charges plus depreciation and amortization, excluding amortization of original issue discount and deferred financing costs. The pro forma ratios of EBITDA to cash interest expense assume that all interest on the New Senior Subordinated Notes for the periods presented is paid via the issuance of New Senior Subordinated Interest Notes.

          (10) Long-term debt as a percentage of capitalization, excluding unamortized interest on New Senior Subordinated Notes, is computed by dividing total long-term debt (including current portion) less unamortized interest on New Senior Subordinated Notes, by total long-term debt (including current portion), less unamortized interest on the New Senior Subordinated Notes plus stockholders' equity. The Exchangeable Preferred Stock is not included in this ratio computation.

        SELECTED HISTORICAL AND SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

    The selected historical summary consolidated financial information presented below for each of the five years in the period ended February 27, 1994, has been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen & Co., independent public accountants. The historical information includes the consolidated results of the Company as reported in the audited financial statements.

                                                                         Fiscal Year Ended
                                               -----------------------------------------------------------------
                                                Feb. 28,      Feb. 28,      Feb. 29       Feb. 28       Feb. 27
                                                  1990          1991        1992 (1)        1993         1994
                                               ---------     ---------     ---------     ---------     ---------
                                                                (In thousands, except per share data,
                                                                       ratios, and percentages)
Statement of Operations Data:
Net sales ................................     $ 423,939     $ 410,402     $ 272,194     $ 270,364     $ 277,750
Cost of sales ............................       275,520       267,801       185,446       179,834       180,356
                                               ---------     ---------     ---------     ---------     ---------
    Gross profit .........................       148,419       142,601        86,748        90,530        97,394
Selling, general and
  administrative expenses ................       114,491       115,168        92,456        85,250        80,221
Restructuring and Zale
  Bankruptcy charges(2) ..................          --            --          43,619         5,000          --
                                               ---------     ---------     ---------     ---------     ---------
Income (loss) from
  operations .............................        33,928        27,433       (49,327)          280        17,173
Interest expense, net ....................       (25,991)      (27,498)      (21,810)      (19,412)      (13,346)
Loss on assets held for
  sale or disposal(10) ...................          --            --            --         (14,500)         --
Recapitalization costs(6) ................          --            --            --         (14,440)         --
Net gain on nonrecurring
  items(3) ...............................          --            --          50,872          --            --
Equity and investment income,
  net ....................................         1,510         1,220         3,773         1,732           321
                                               ---------     ---------     ---------     ---------     ---------
Income (loss) before income
  taxes and extraordinary
  gain ...................................         9,447         1,155       (16,492)      (46,340)        4,148
Provision for income taxes ...............         2,834         1,791         3,252           956         1,010
                                               ---------     ---------     ---------     ---------     ---------
Income (loss) before extra-
  ordinary gain ..........................         6,613          (636)      (19,744)      (47,296)        3,138
Extraordinary gain from
  debt extinguishment ....................          --           1,885           726          --            --
                                               ---------     ---------     ---------     ---------     ---------
Net income (loss) ........................     $   6,613     $   1,249     $ (19,018)    $ (47,296)    $   3,138
Accretion of discount and
  dividends on exchangeable
  preferred stock ........................          --            --            --            --           1,454
Net income (loss) attributable
  to common stock ........................     $   6,613     $   1,249     $ (19,018)    $ (47,296)    $   1,684
                                               =========     =========     =========     =========     =========
Net income (loss) per common
  share(4) ...............................     $    0.56     $    0.10     $   (1.58)    $   (3.80)    $    0.08
Weighted average shares
  outstanding(4) .........................        11,849        11,909        12,006        12,450        21,206
Ratio of earnings to fixed
  charges(5) .............................          1.34x         1.04x         --            --            1.21x


                                                                         Fiscal Year Ended
                                            ------------------------------------------------------------------------------------
                                                Feb. 28,      Feb. 28,      Feb. 29       Feb. 28       Feb. 27
                                                  1990          1991        1992 (1)        1993         1994
                                               ---------     ---------     ---------     ---------     ---------
                                                                (In thousands, except per share data,
                                                                       ratios, and percentages)

Balance Sheet Data:
Working capital ..........................     $ 152,876     $ 188,628     $  87,602     $  84,646     $ 102,919
Total assets .............................       327,780       397,804       262,288       246,858       223,921
Current portion of long-
  term debt(6) ...........................         1,020         1,017           737         3,668         1,480
Notes payable to banks(6) ................          --          42,810        17,000         7,250          --
Long-term debt(6):
  Senior .................................        50,006        86,659         5,687        32,021        20,542
  Subordinated--
  New 13% Notes ..........................          --            --            --            --          63,948
  Old 13% Notes ..........................       103,662        97,882        95,516        95,633         6,903
  Old 10 1/4% Notes ......................        24,137        23,395        23,981        24,652           434
                                               ---------     ---------     ---------     ---------     ---------
  Total subordinated debt ................       127,799       121,277       119,497       120,285        71,285
                                               ---------     ---------     ---------     ---------     ---------
  Total long-term debt,
    less current portion .................       177,805       207,936       125,184       152,306        91,827
Stockholders' equity .....................     $  87,933     $  89,456     $  70,709     $  24,744     $  55,334
Book value per common
  share(7) ...............................     $    7.40     $    7.48     $    5.87     $    1.95     $    2.36

Other Data:
Ratio of EBITDA to interest
  expense(8) .............................          1.65x         1.28x          .16x          .63x         1.67x
Ratio of EBITDA to cash
  interest expense(8) ....................          1.71x         1.33x          .17x         1.44x         3.85x
Depreciation and
  amortization ...........................     $  10,952     $  10,302     $  10,936     $   8,668     $   5,628
Capital expenditures .....................     $  12,736     $   8,660     $   3,053     $   3,519     $   4,056
Long-term debt as a
  percentage of
  capitalization(9) ......................            67%           70%           64%           86%           61%


    On July 25, 1991, a subsidiary of the Company sold approximately 68% of the shares of Little Switzerland, a wholly-owned subsidiary of the Company, in a public offering. The sale of this stock resulted in the deconsolidation of Little Switzerland in the Company's fiscal 1992 financial statements. Financial statements for prior years have not been retroactively adjusted. However, for comparative analysis purposes, the unaudited supplemental selected financial data below reflects Little Switzerland accounted for on the equity method for all years.

                                                                                Fiscal Year Ended
                                                   -----------------------------------------------------------------------------
                                                    Feb. 28,         Feb. 28,         Feb. 29,         Feb. 28,         Feb. 27,
                                                      1990             1991           1992 (1)           1993             1994
                                                   ---------        ---------        ---------        ---------        ---------
                                                                      (In thousands, except per share data)
                                                                                  (Unaudited)

Statement of Operations Data:
Net sales .................................        $ 375,156        $ 356,564        $ 272,194        $ 270,364        $ 277,750
Cost of sales .............................          248,439          238,587          185,446          179,834          180,356
                                                   ---------        ---------        ---------        ---------        ---------
    Gross profit ..........................        $ 126,717        $ 117,977        $  86,748        $  90,530        $  97,394
Selling, general and
  administrative expenses .................           95,599           98,257           92,456           85,250           80,221
Restructuring and Zale
  Bankruptcy charges(2) ...................             --               --             43,619            5,000             --
                                                   ---------        ---------        ---------        ---------        ---------
Income (loss) from
  operations ..............................        $  31,118        $  19,720        $ (49,327)       $     280        $  17,173
Interest expense, net .....................          (25,782)         (27,309)         (21,810)         (19,412)          13,346
Loss on assets held for
  sale or disposal(10) ....................             --               --               --            (14,500)            --
Recapitalization costs(6) .................             --               --               --            (14,440)            --
Net gain on nonrecurring
  items(3) ................................             --               --             50,872             --               --
Equity and investment income,
  net .....................................            3,338            7,062            3,773            1,732              321
                                                   ---------        ---------        ---------        ---------        ---------
Income (loss) before income
  taxes and extraordinary
  gain ....................................        $   8,674        $    (527)       $ (16,492)       $ (46,340)       $   4,148
Provision for income taxes ................            2,061              109            3,252              956            1,010
                                                   ---------        ---------        ---------        ---------        ---------
Income (loss) before extra-
  ordinary gain ...........................        $   6,613        $    (636)       $ (19,744)       $ (47,296)       $   3,138
Extraordinary gain from
  debt extinguishment .....................             --              1,885              726             --               --
                                                   ---------        ---------        ---------        ---------        ---------
Net income (loss) .........................        $   6,613        $   1,249        $ (19,018)       $ (47,296)       $   3,138
Accretion of discount and
  dividends on exchangeable
  preferred stock .........................        $    --          $    --          $    --          $    --          $   1,454
Net income (loss) per common
  share(4) ................................        $    0.56        $    0.10        $   (1.58)       $   (3.80)       $    0.08


                                                                                Fiscal Year Ended
                                                   -----------------------------------------------------------------------------
                                                    Feb. 28,         Feb. 28,         Feb. 29,         Feb. 28,         Feb. 27,
                                                      1990             1991           1992 (1)           1993             1994
                                                   ---------        ---------        ---------        ---------        ---------
                                                                      (In thousands, except per share data)
                                                                                  (Unaudited)


Balance Sheet Data:
Working capital ...........................        $ 135,137        $ 176,667        $  87,602        $  84,646        $ 102,919
Total assets ..............................          314,935          386,455          262,288          246,858          223,921
Current portion of long-
  term debt(6) ............................            1,020            1,017              737            3,668            1,480
Notes payable to banks(6) .................             --             38,300           17,000            7,250             --
Long-term debt(6):
  Senior ..................................           46,546           86,659            5,687           32,021           20,542
  Subordinated ............................          127,799          121,277          119,497          120,285           71,285
Stockholders' equity ......................           87,933           89,456           70,709           24,744           55,334
Book value per share(7) ...................        $    7.40        $    7.48        $    5.87        $    1.95        $    2.36


Other Data:
Depreciation and
  amortization ............................        $   9,090        $   8,935        $  10,936        $   8,668        $   5,628
Capital expenditures ......................        $   8,438        $   8,227        $   3,053        $   3,519        $   4,056


                 NOTES TO SELECTED HISTORICAL AND SUPPLEMENTAL
                          CONSOLIDATED FINANCIAL DATA

          (1) See Note 5 to Consolidated Financial Statements for information regarding the Company's recapitalization and see Note 1 to Consolidated Financial Statements for a discussion regarding the deconsolidation of Little Switzerland.

          (2)  See Notes 3 and 6 to Consolidated Financial Statements.

          (3)  See Note 6 to Consolidated Financial Statements.

          (4) Net income (loss) per common share is computed based on the weighted average number of common and common equivalent shares outstanding, where dilutive, during each period. See Notes 7 and 10 to Consolidated Financial Statements.

          (5) Earnings used in the computation of the ratio of earnings to fixed charges consist of income (loss) before income taxes and extraordinary gains plus fixed charges. Fixed charges are defined as interest expense plus amortization of deferred financing costs plus one third of operating lease rental expense. For the quarters ended May 30, 1993 and May 29, 1994, the Company's earnings before fixed charges were insufficient to cover fixed charges by approximately $0.8 million and $2.4 million, respectively.

          (6)  See Note 5 to Consolidated Financial Statements.

          (7) Historical and supplemental book value per share were computed based on total consolidated stockholders' equity at the end of each period divided by the total shares of Common Stock outstanding at the end of each period. The computation does not include the potential effect of outstanding stock options or warrants for any of the periods presented. As of February 27, 1994, the Company had outstanding stock options for 2,348,400 shares of Class A Common Stock and outstanding warrants for 125,000 shares of Class A Common Stock.

          (8) The ratios of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to interest expense and cash interest expense are computed by dividing EBITDA by interest expense and cash interest expense, respectively. EBITDA is defined as income
               (loss) from operations before recapitalization and other charges plus depreciation, and amortization, excluding amortization of original issue discount and deferred financing costs. EBITDA for fiscal 1992 excludes the nonrecurring restructuring and Zale bankruptcy charges of approximately $44 million. EBITDA to cash interest expense for the twelve months ended February 28, 1993, excludes approximately $10.0 million of interest expense related to the Old Notes that will not be paid due to the fact that such interest has been included as part of the consideration in the Recapitalization.

          (9) Long-term debt as a percentage of capitalization is computed by dividing total long-term debt (including current portion), by total long-term debt (including current portion) plus stockholders' equity.

          (10) See Note 2 to Consolidated Financial Statements.

                          THE REVISED DEBT AGREEMENTS

New Credit Agreement

    In connection with the Recapitalization, the Company entered into a New Credit Agreement with Foothill which provided senior secured financing in an aggregate amount of up to $30,000,000. To address seasonality needs, the Company recently entered into an amendment to the New Credit Agreement to increase the maximum amount available under the New Credit Agreement from $30,000,000 to $35,000,000 during the months of August through December. This credit facility consists of revolving lines of credit to the Borrowers based upon the value of the Borrowers' aggregate accounts receivable and inventory. The revolving lines of credit mature on May 14, 1996, and shall be automatically renewed for successive two (2) year renewal periods thereafter, unless terminated by the Company or Foothill. The loans bear interest at a rate per annum equal to the greater of (a) two percent above the reference rate announced from time to time by major money center banks selected by Foothill, or (b) 8%. The New Credit Agreement contains standard covenants for facilities of this type including, without limitation, financial covenants relating to minimum net worth, minimum working capital, debt to net worth, and current ratios and limitations on indebtedness, liens, dividends and distributions, dispositions of assets, transactions with affiliates, and capital expenditures. Based upon its results of operations for the quarter ended May 29, 1994, and its anticipated results of operations for the quarter ending August 28, 1994, the Company entered into an amendment to the New Credit Agreement to modify the consolidated tangible net worth covenant contained in that agreement. This covenant previously provided that the Company was required to maintain consolidated tangible net worth of $38,000,000 through February 27, 1994, and $43,000,000 thereafter. As amended, the covenant provides that the Company will maintain tangible net worth of $40,000,000 from July 1, 1994 through November 26, 1994, and $43,000,000 thereafter. The Company believes that the New Credit Agreement, together with the New Gold Agreements, provides the Company with the working capital necessary to operate its business.

    The New Credit Agreement is secured by the following assets of each of the
Borrowers: (i) first priority security interests in accounts receivable (the "Accounts Receivable"), the non-precious metals inventory, other than inventory comprising a portion of the Zale Bankruptcy Claim (the "Non-Gold Inventory"), the non-precious metals component of inventory consisting of both precious metals and other materials such as precious and semi-precious stones, other than inventory comprising a portion of the Zale Bankruptcy Claim (the "Mixed Inventory"), and the capital stock of the Company's domestic subsidiaries (the "Domestic Subsidiaries' Stock"); (ii) first priority security interests and, as applicable, first priority mortgages in substantially all of the real estate and fixtures owned by the Company and its domestic subsidiaries and in all machinery, equipment, documents, instruments, general intangibles, and other personal property of the Company and its domestic subsidiaries, other than (A) the Zale Bankruptcy Claim, (B) the shares of stock in Little Switzerland which have been transferred to the Little Switzerland Trust and Solomon Brothers owned by the Company, (C) the Feature Facility, and (D) the capital stock of the Company's foreign and domestic subsidiaries which is owned by the Company (collectively, "Property, Plant and Equipment" ("PP&E")); (iii) second priority security interests in inventory, other than inventory comprising a portion of the Zale Bankruptcy Claim, consisting of owned or consigned precious metals (the "Gold Inventory") and the precious metals component of Mixed Inventory; (iv) a first priority mortgage on the Feature Leasehold; and
(v) shared third priority security interests with the Gold Suppliers in 65% of the Foreign Subsidiaries' Stock, the Zale Bankruptcy Claim and the Solomon Brothers Stock. See "Allocation of Security Interests" on the cover of this Prospectus. For a discussion of the intercreditor arrangements which govern the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

    Upon any bankruptcy, liquidation, dissolution or winding up of the Company, the holders of indebtedness under the New Credit Agreement will receive payments consistent with the priority of their security interests in the assets of the Company securing the New Credit Agreement. In the event that the proceeds of such collateral are insufficient to satisfy the obligations owed to the holders of indebtedness under the New Credit Agreement, such holders will share in the distribution of the balance of available assets of the Company pari passu with the holders of indebtedness under the New Gold Agreements, the holders of the IRBs, the holders of the New Senior Secured Notes, the holders of any other indebtedness of the Company which is not subordinated to the New Credit Agreement, and the trade creditors of the Company. The holders of indebtedness under the New Credit Agreement is senior in right of payment to the New Senior Subordinated Notes, the Old Notes, and the Exchangeable Preferred Stock.

    The obligations of the Borrowers, including the Company, in respect of the New Credit Agreement are fully and unconditionally and jointly and severally guaranteed by each of the other Borrowers. Each guaranty issued by a Borrower in respect of the New Credit Agreement is a secured obligation of such Borrower that ranks pari passu in right of payment with the guarantees issued by such Borrower in respect of the New Gold Agreements, the IRBs, and the New Senior Secured Notes, and ranks senior to the guaranty issued by such Borrower in respect of the New Senior Subordinated Notes and any other guarantees issued by such Borrower. Each guaranty issued by a Borrower is secured by the assets of the Borrower in the same manner and with the same ranking as the assets of the Company securing the Company's obligations under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes. For a discussion of the meaning of "pari passu" and its interrelationship with collateral securing the guarantees issued in respect of the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral" on the cover of this Prospectus. See also "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

New Gold Agreements

    In connection with the consummation of the Recapitalization, the Company also entered into New Gold Agreements with its Gold Suppliers which provide the Company with an aggregate gold consignment availability of up to approximately 100,000 troy ounces. The Company recently entered into an agreement with one of the Gold Suppliers to reduce such Gold Supplier's consignment obligation by 10,000 ounces. This modification is consistent with the Company's expected business requirements. The Company believes that the New Gold Agreements, together with the New Credit Agreement, will provide the Company with the working capital necessary to operate its business.

    The New Gold Agreements are terminable by the Gold Suppliers or the Company upon thirty days' written notice, and contain standard covenants for facilities of this type including, without limitation, financial covenants relating to minimum net worth, minimum working capital, debt to net worth, and current ratios, and limitations on dividends and distributions, dispositions of assets, and capital expenditures. Based upon its results of operations for the quarter ended May 29, 1994, and its anticipated results of operations for the quarter ending August 28, 1994, the Company entered into an amendment to the New Gold Agreements to modify the consolidated tangible net worth covenant contained in those agreements. This covenant previously provided that the Company was required to maintain consolidated tangible net worth of $38,000,000 through February 27, 1994, and $43,000,000 thereafter. As amended, the covenant provides that the Company will maintain consolidated tangible net worth of $40,000,000 from July 1, 1994 through November 26, 1994, and $43,000,000 thereafter. The New Gold Agreements are secured by the following assets of each of the Borrowers:
(i) first priority security interests in the Gold Inventory and the precious metals component of Mixed Inventory; (ii) second priority security interests in the non-precious metals component of Mixed Inventory, Accounts Receivable, the Non-Gold Inventory and the Domestic Subsidiaries' Stock; (iii) second priority security interests and, as applicable, second priority mortgages in PP&E; (iv) a second priority mortgage on the Feature Leasehold; and (v) shared third priority security interests with the holders of the indebtedness under New Credit Agreement in 65% of the Foreign Subsidiaries' Stock, the Zale Bankruptcy Claim and the Solomon Brothers Stock. See "Allocation of Security Interests" on the cover of this Prospectus. For a discussion of the intercreditor arrangements which govern the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

    Upon any bankruptcy, liquidation, dissolution or winding up of the Company, the holders of indebtedness under the New Gold Agreements will receive payments consistent with the priority of their security interests in the assets of the Company securing the New Gold Agreements. In the event that the proceeds of such collateral are insufficient to satisfy the obligations owed to the holders of indebtedness under the New Gold Agreements, such holders will share in the distribution of the balance of available assets of the Company pari passu with the holders of indebtedness under the New Credit Agreement, the holders of the IRBs, the holders of the New Senior Secured Notes, the holders of any other indebtedness of the Company which is not subordinated to the New Gold Agreements, and the trade creditors of the Company. The indebtedness under the New Gold Agreements is senior in right of payment to the New Senior Subordinated Notes, the Old Notes, and the Exchangeable Preferred Stock.

    The obligations of the Borrowers, including the Company, in respect of the New Gold Agreements are fully and unconditionally and jointly and severally guaranteed by each of the other Borrowers. Each guaranty issued by a Borrower in respect of the New Gold Agreements is a secured obligation of such Borrower that ranks pari passu in right of payment with the guarantees issued by such Borrower in respect of the New Credit Agreement, the IRBs, and the New Senior Secured Notes, and ranks senior to the guaranty issued by such Borrower in respect of the New Senior Subordinated Notes and any other guarantees issued by such Borrower. Each guaranty issued by a Borrower is secured by the assets of the Borrower in the same manner and with the same ranking as the assets of the Company securing the Company's obligations under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes. For a discussion of the meaning of "pari passu" and its interrelationship with collateral securing the guarantees issued in respect of the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral" on the cover of this Prospectus. See also "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

IRB Amendments

    In connection with the Recapitalization, the Company also entered into the IRB Amendments with Chemical. Pursuant to the IRB Amendments, Chemical released certain collateral securing the IRBs and subordinated liens on certain other collateral securing the IRBs to liens securing the New Gold Agreements. In consideration for such actions, all obligations of Feature in respect of the IRBs and the lease of the Feature Facility have been expressly assumed by T&C Fine Jewelry, and the amortization schedule relating to the Series B Bonds has been accelerated. Pursuant to the revised Series B Bond amortization schedule, the Company is required to pay quarterly installments of principal each in the amount of approximately $350,000. In addition, the Company made payments on the Series B Bonds in the amount of $1,250,000 upon consummation of the Recapitalization and $1,133,000 on January 1, 1994. The final installment of principal on the Series B Bonds is due on April 1, 1995. On or before the making of such final payment, T&C Fine Jewelry is required to deposit with and pledge in favor of the holder of the Series A Bonds on or before April 1, 1994, tax free municipal bonds (the "Pledged Bonds") in an amount not less than 110% of the then outstanding principal balance of the Series A Bonds (the "Outstanding Amount") from the date of the pledge of the Pledged Bonds to August 1, 1994, and thereafter in an amount not less than 105% of the Outstanding Amount. Pursuant to the IRB Amendments, the documents relating to the IRBs have been amended to provide (i) for certain affirmative and negative covenants, including, without limitation, limitations on dispositions of assets, indebtedness and fundamental changes, and certain financial covenants, including, without limitation, minimum net worth, ratios of total liabilities to tangible net worth and liquidity, and limitations on capital expenditures, (ii) that upon the occurrence of a Change of Control of the Company or upon consummation of certain Asset Dispositions or Sale/Leaseback Transactions (as such terms are defined in the New Senior Secured
Note Indenture, and the New Senior Subordinated Note Indenture), the holders of the IRBs have the right to require the Company to purchase all or any part, at such holders' option, of the IRBs at a purchase price in cash equal to 100% of the principal amount thereof, together with accrued interest thereon, and (iii) that an event of default occurs under the IRBs upon the occurrence of an event of default under the New Credit Agreement, the New Gold Agreements, the New Senior Secured Note Indenture or the New Senior Subordinated Note Indenture.

    The IRBs are fully and unconditionally guaranteed by the Subsidiary Guarantors, and continue to be secured by the first mortgage on the Feature Facility and a first priority security interest in fixtures located thereon. The IRBs also are secured by the following: (i) third priority security interests and, as applicable, third priority mortgages in PP&E; (ii) third priority security interests in Accounts Receivable, the Domestic Subsidiaries' Stock, the Non-Gold Inventory, Mixed Inventory, and the Gold Inventory; and (iii) a fifth priority security interest in 65% of the Foreign Subsidiaries' Stock, the Zale Bankruptcy Claim and the Solomon Brothers Stock. See "Allocation of Security Interests" on the cover of this Prospectus. For a discussion of the intercreditor arrangements which govern the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

                           THE SECURED DEBT OFFERING

General

    In connection with the consummation of the Recapitalization, the Company sold $30,000,000 of New Senior Secured Notes to holders of Old Notes for cash. These funds were used to repay indebtedness under the Old Credit Agreement. Pursuant to an agreement with the Company, the Fidelity Funds purchased all of the New Senior Secured Notes which were not purchased by holders of Old Notes ($27,000,000). In exchange for their commitment to purchase all of the New Senior Secured Notes which were not purchased by other holders of Old Notes, the Company issued 750,000 shares of Class A Common Stock to the Fidelity Funds upon the consummation of the Recapitalization. At June 30, 1994, approximately $16.6 million of New Senior Secured Notes in aggregate principal amount were outstanding, of which $3,742,000 were owned by the Fidelity Funds. See "--Mandatory Redemption."

    The New Senior Secured Notes are senior secured obligations of the Company issued pursuant to the indenture governing the New Senior Secured Notes (the "New Senior Secured Note Indenture") between the Company and Shawmut Bank, N.A., as the trustee for the New Senior Secured Notes (the "New Senior Secured Note Trustee"). The terms of the New Senior Secured Notes include those stated in the New Senior Secured Note Indenture and those made part of the New Senior Secured
Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), as in effect on the date of execution of the New Senior Secured Note Indenture. The New Senior Secured Notes are subject to all such terms, and holders of the New Senior Secured Notes are referred to the New Senior Secured
Note Indenture and the TIA for a statement thereof. The following statements relating to the New Senior Secured Notes and the New Senior Secured Note Indenture are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the New Senior Secured Note Indenture and are qualified in their entirety by reference to the forms of New Senior Secured Notes and New Senior Secured Note Indenture, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Capitalized terms used in this section and not otherwise defined herein have the meanings given to them in the New Senior Secured Note Indenture, and such definitions are incorporated herein by reference. Copies of the New Senior Secured Note Indenture may be obtained from the Company, 25 Union Street, Chelsea, Massachusetts 02150, telephone number (617) 884-8500; Attention:
Manager of Corporate Communications.

    The New Senior Secured Notes are limited to $30,000,000 in aggregate original principal amount. The New Senior Secured Notes are available only in registered form, without coupons, and generally are issued only in denominations of $1,000 and integral multiples thereof. To the knowledge of the Company, no person presently intends to make a market in the New Senior Secured Notes. No person is obligated to make a market in the New Senior Secured Notes and any market making activity undertaken by any person may be discontinued at any time. There can be no assurance that a market for the New Senior Secured Notes will develop and continue. See "Risk Factors--Lack of Established Market."

    Principal and interest on the New Senior Secured Notes is payable at the offices of the Company or its agent maintained for such purposes; provided that payment of interest may, at the option of a holder, be made by check mailed to a holder at its registered address or in the case of payments in an aggregate amount in excess of $250,000, by federal funds wire transfer to a bank account designated by such holder.

Maturity; Interest

    The New Senior Secured Notes mature on September 15, 1997, and bear interest from May 14, 1993 (the "Issuance Date"), to maturity at the rate of 11 1/2% per annum. Interest is payable monthly on the last day of each month except that the last interest payment will be made on September 15, 1997 (each such date being hereinafter referred to as an "Interest Payment Date"), commencing on the first such Interest Payment Date after the Issuance Date, to holders of record at the close of business on the date which occurs 15 days prior to any Interest Payment Date. Interest is computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed. The Company shall pay interest on overdue principal and, to the extent permitted by applicable law, on overdue interest at a rate per annum equal to 200 basis points in excess of the rate of interest otherwise payable from time to time on the New Senior Secured Notes.

Redemption

          Optional Redemption

    The New Senior Secured Notes may be redeemed at the option of the Company, in whole at any time or in part from time to time, at a redemption price of 100% of the principal amount thereof, together with accrued interest thereon.

          Mandatory Redemption

                 Proceeds of Solomon Brothers Investment and Zale Bankruptcy
             Claim. Following receipt by the Company of (i) cash payments from the Company's investment in Solomon Brothers, including cash payments relating to the disposition of such investment or relating to the redemption of the shares of stock of Solomon Brothers owned by the Company, and/or (ii) cash and other payments from the Zale Companies with respect to the Zale Bankruptcy Claim, the Company is required to redeem an amount of the New Senior Secured Notes equal to the amount of such cash payments at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any. In the event of the receipt by the Company of securities of the Zale Companies in connection with the Zale Bankruptcy Claim or any other non-cash proceeds relating to the Company's investment in Solomon Brothers or the Zale Bankruptcy Claim, including the return of inventory consigned by the Company to the Zale Companies which has a fair market value in excess of $500,000 (the "Returned Inventory"), such securities or non-cash proceeds will be held for the benefit of holders of New Senior Secured Notes, but the Company shall have exclusive control over the disposition of such securities or non-cash proceeds. Any Returned Inventory shall be segregated from the Company's other inventory and will be held in trust for the holders of the New Senior Secured Notes. The Company is required to use its commercially reasonable best efforts to sell such securities and non-cash proceeds for cash within six months of receipt, except with respect to Returned Inventory as to which the Company shall have nine months to liquidate such Returned Inventory. Upon receipt, such cash proceeds will be used to redeem New Senior Secured Notes at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any. Redemptions of New Senior Secured Notes with proceeds from the Company's investment in Solomon Brothers and the Zale Bankruptcy Claim generally shall be made on a semiannual basis; provided, however, that such redemptions shall only be made if the amount of the cash proceeds received by the Company, if any, since the date of the last mandatory redemption equals at least $1,000,000 in the aggregate. On March 29, 1994, the Company gave written notice to Solomon Brothers of the Company's intention to redeem 70,000 additional shares. It is doubtful that Solomon Brothers will be able to make this payment when it becomes due and the Company is unable to estimate the timing of future redemption payments from Solomon Brothers. As of June 30, 1994, the Company has redeemed approximately $13.4 million in principal amount of New Senior Secured Notes.

                 Excess Cash Flow. Within 75 days after the end of each fiscal year of the Company, commencing with the fiscal year ending February 27, 1994, (an "Annual Redemption Date"), the Company is required to use its Excess Cash Flow (as defined) to fund redemptions of New Senior Secured Notes at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any. The Company is required to apply 100% of its annual Excess Cash Flow to fund such redemptions until the aggregate principal balance of New Senior Secured Notes outstanding on the applicable Annual Redemption Date set forth below is less than the amount set forth opposite such date, and thereafter the Company shall only be required to apply 50% of its annual Excess Cash Flow to fund such redemptions:

                                                  Aggregate Principal Balance
                 Fiscal Year Ending               of New Senior Secured Notes
                 -------------------              ---------------------------
                 February 28, 1995............            $15,000,000
                 February 29, 1996............              8,000,000
                 February 28, 1997............              3,000,000



                 "Excess Cash Flow" means, for any fiscal year of the Company, an amount equal to Consolidated Net Income (as defined) for such fiscal year, increased by the sum (on a consolidated basis and without duplication) of the following: (a) to the extent deducted as an expense in determining Consolidated Net Income, consolidated total depreciation and amortization expense related to assets and liabilities of the Company and the Subsidiaries (as defined), plus
             (b) minority interest expense, plus (c) any decrease in Working Capital (as defined) for such fiscal year, plus (d) any decrease in assets classified as "other" on the consolidated balance sheet of the Company for such fiscal year, plus (e) the increase, if any, of the outstanding principal balance under the New Credit Agreement from the last day of the immediately preceding fiscal year to the last day of the then ended fiscal year, plus (f) any increases in long term Indebtedness (as defined), long term deferred taxes, and liabilities classified as "other" on the consolidated balance sheet of the Company for such fiscal year, plus (g) to the extent deducted as an expense in determining Consolidated Net Income, the non-cash portion of interest and dividend expense, plus (h) any collateral proceeds received by the Company and the Subsidiaries during such fiscal year not already included in determining Consolidated Net Income, plus (i) any cash proceeds received from the sale or other disposition of property, plant, equipment or the capital stock of a Subsidiary, plus (j) any cash proceeds received by the Company or the Subsidiaries from the issuance of capital stock; and decreased by the sum (on a consolidated basis and without duplication) of the following: (1) all cash dividends paid to the holders of Exchangeable Preferred Stock during such fiscal year, plus (2) all capital expenditures made during such fiscal year, plus (3) any increase in Working Capital for such fiscal year, plus (4) any increase in assets classified as "other" on the consolidated balance sheet of the Company for such fiscal year, plus (5) the decrease, if any, of the outstanding principal balance under the New Credit Agreement from the last day of the immediately preceding fiscal year to the last day of the then ended fiscal year, plus (6) any decreases in long term Indebtedness, long term deferred taxes, and liabilities classified as "other" on the consolidated balance sheet of the Company for such fiscal year, plus (7) all cash dividends paid to minority shareholders of Subsidiaries during such fiscal year, plus (8) all cash payments of principal on or redemptions of Indebtedness of the Company and the Subsidiaries in respect of Funded Indebtedness (as defined) permitted under the New Senior Secured Note Indenture (other than Indebtedness under the New Credit Agreement), plus (9) to the extent included in Consolidated Net Income, the non-cash portion of interest and dividend expense, plus (10) the aggregate amount of collateral proceeds received by the Company and the Subsidiaries not required to be applied to redeem the New Senior Secured Notes pursuant to the New Senior Secured Note Indenture, plus (11) the outstanding principal balance under the New Credit Agreement, if any, as of the last day of such fiscal year, plus (12) all cash and cash equivalents held by any foreign Subsidiary as of the last day of such fiscal year, plus (13) the sum of $2,000,000.

                 "Subsidiary" means at any given time any corporation, of which more than 50% of the total voting power of shares entitled to vote in the election of directors shall at such time be owned by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries.

                 "Working Capital" means, as of the date of any determination thereof, the excess of (i) all assets of the Company and the Subsidiaries which are classified as current assets in accordance with generally accepted accounting principles ("GAAP"), other than cash and cash equivalents, after eliminating all intercompany items, over (ii) all liabilities of the Company and the Subsidiaries maturing on demand or within one year from the date as of which such liabilities are determined and such other liabilities (including taxes accrued or estimated, other than deferred taxes) as may properly be classified as current liabilities in accordance with GAAP (but not including any current liability associated with the New Credit Agreement), after eliminating intercompany items.

                 "Indebtedness" of any person means, without duplication, (i)
             all obligations, unconditional or contingent, of such person for money borrowed (whether or not recourse is to the whole of the assets of such person or a portion thereof or evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable); (ii) all capital lease obligations of such person; (iii) all obligations of such person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable and obligations in respect of the consignment of goods arising in the ordinary course of business);
             (iv) all obligations of such person for the reimbursement of any obligor of any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligations being deemed to be the lesser of the value of such property or asset or the amount of the obligations so secured.

                 "Consolidated Net Income" for any defined period means the consolidated net income (loss) of the Company and its Subsidiaries determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income: (a) any net loss of (i) any person if such person is not a Subsidiary, or (ii) any Subsidiary which is subject to restrictions on the payment of dividends or the making of distributions, loans or advances to the Company; (b) any net income of (i) any person if such person is not a Subsidiary, or (ii) any Subsidiary which is subject to restrictions on the payment of dividends or the making of distributions, loans or advances to the Company, except to the extent of the aggregate amount of cash received by the Company or any Subsidiary as a dividend or distribution from such person or Subsidiary; (c) any net income or loss realized upon a sale or other disposition of any property, plant or equipment of the Company or any Subsidiary which is sold or disposed of outside of the ordinary course of business; (d) any gain or loss realized upon the sale of any capital stock of any Subsidiary; and (e) the cumulative effect of a change in accounting principles.

                 "Funded Indebtedness" means any Indebtedness of the Company which is due and payable in more than one year from the date of determination or which may be extended beyond such one-year period without the consent of the party which is lending the funds.

                 Maintenance of Net Worth; Special Mandatory Redemption. In the
             event that the Company's Consolidated Net Worth (as defined) declines below the Minimum Net Worth (as defined), as at the end of each of two consecutive fiscal quarters, the Company is required to make an offer to redeem an amount (the "Redemption Amount") of New Senior Secured Notes equal to 7.5% of the aggregate principal balance of the then outstanding New Senior Subordinated Notes and New Senior Secured Notes, at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any (a "Net Worth Redemption Offer"). The Company shall continue to make such Net Worth Redemption Offers semiannually thereafter; provided, however, that if the Company's Consolidated Net Worth as at the end of any subsequent fiscal quarter is greater than or equal to the Minimum Net Worth, the Company's obligation to make such Net Worth Redemption Offers shall terminate; and provided, further, however, that if the Company's Consolidated Net Worth shall thereafter again decline below the Minimum Net Worth, the Company's obligation to make Net Worth Redemption Offers shall be reinstated.

                 "Consolidated Net Worth" means the sum, on a consolidated
             basis, of the shareholders' equity of the Company and its subsidiaries, determined in accordance with generally accepted accounting principles as in effect as of February 29, 1992, after eliminating all intercompany items, less all amounts representing the write-up in the book value of assets after the Issuance Date, other than adjustments resulting from foreign exchange rates and the increase in value, if any, of marketable securities.

                 "Minimum Net Worth" means, as of any date, an amount equal to the sum of (i) 75% of the Company's Consolidated Net Worth as of May 31, 1993, plus (ii) 37.5% of the aggregate Consolidated Net Income (not taking into account any Consolidated Net Income that is negative) for each fiscal year thereafter; provided, however, that Minimum Net Worth shall only be increased on May 31 of each year on the basis of the Consolidated Net Income for the previous fiscal year (or, in the case of the first fiscal year ending after the Issuance Date, for the fiscal period from the first day of the first fiscal quarter commencing after the Issuance Date to February 27, 1994).

                 If, in the case of any redemption, less than all of the New
             Senior Secured Notes are to be redeemed, New Senior Secured Notes will be redeemed on a pro rata basis based on the principal amount of New Senior Secured Notes tendered. Notices of redemption will be mailed not less than 15 days nor more than 60 days prior to the date of redemption to each holder of record of New Senior Secured Notes to be redeemed at its registered address. Each notice of redemption will specify, among other things, the date of redemption and the redemption price.

                 In the event that New Senior Secured Notes in an aggregate principal amount in excess of the Redemption Amount are tendered and not withdrawn, the Company shall purchase New Senior Secured Notes on a pro rata basis based on the principal amount of New Senior Secured Notes tendered.

                 From and after any redemption date, the New Senior Secured
             Notes redeemed will cease to bear interest, and the only right of the holders of such notes will be to receive payment of the redemption price and all interest accrued to such redemption date.

Offer to Purchase Upon Change of Control

    Upon the occurrence of a Change of Control of the Company (as defined), each holder of New Senior Secured Notes will have the right to require the Company to purchase all or any part, at such holder's option, of such holder's New Senior Secured Notes at a purchase price in cash equal to 100% of the principal amount thereof, together with accrued interest thereon. It is unlikely that the "Change of Control" option will become exercisable in the foreseeable future.

    Within 30 days after any Change of Control, the Company shall mail a notice to each holder of New Senior Secured Notes stating: (i) that a Change of Control has occurred, and that such holder has the right to require the Company to purchase such holder's New Senior Secured Notes, in whole or in part, at a purchase price in cash equal to 100% of the principal amount of the New Senior Secured Notes, plus accrued interest, if any, to the date of purchase; (ii) the circumstances and relevant facts regarding such Change of Control; (iii) the date on which the Company will purchase New Senior Secured Notes from electing holders (which date shall be no earlier than 15 days nor later than 60 days from the date such notice is mailed); (iv) the date until which holders of New Senior Secured Notes may elect to have their New Senior Secured Notes purchased; (v) the date until which electing holders of New Senior Secured Notes may withdraw their election to have their New Senior Secured Notes purchased; and (vi) instructions for tendering New Senior Secured Notes. The Company also will comply with all applicable tender offer rules, including Rule 14e-1 under the Exchange Act, in connection with any offer by the Company to purchase New Senior Secured Notes upon a Change of Control.

    The source of funds for any such purchase will be the Company's available cash or cash generated from operations or other sources, including borrowing, sales of assets or sales of equity. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required purchases. In addition, the Revised Debt Agreements may place restrictions on the Company's ability to purchase the New Senior Secured Notes prior to their maturity. Moreover, the exercise by the holders of their right to require the Company to purchase New Senior Secured Notes could cause a default under the Revised Debt Agreements even if the Change of Control itself does not, due to the financial effect of such purchases on the Company.

    A "Change of Control of the Company" shall occur when (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons other than an affiliate or affiliates of the Company, (ii) the Company engages in any merger, consolidation, sale of capital stock, or any other transaction with any other person, with the effect that the stockholders of the Company immediately prior thereto own, directly or indirectly, in the aggregate less than 50% of the voting stock of (x) the Company if the Company is the surviving entity, or (y) the surviving or resulting entity if the Company is not the surviving entity, in each such case immediately after such transaction, or (iii) any person or persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act (other than (A) C. William Carey, (B) any relative or spouse of C. William Carey who has the same principal residence as C. William Carey, or any relative of such spouse who has the same principal residence as C. William Carey, or (C) any trust or other estate in which (x) C. William Carey, (y) any relative or spouse of C. William Carey who has the same principal residence as
C. William Carey, or

(z) any relative of such spouse who has the same principal residence as C. William Carey, has a substantial beneficial interest or as to which he or she, as the case may be, serves as trustee or in a similar fiduciary capacity) becomes the beneficial owner of 50% or more of the voting stock of the Company; or (iv) the Company or any significant Subsidiary (as defined in Rule 1.02 of Regulation S-X under the Securities Act) is liquidated, dissolved, or adopts a plan of liquidation pursuant to any bankruptcy laws. There is no established meaning of what constitutes a sale of "all or substantially all" of a company's assets. This uncertainty may make it difficult for a holder to determine whether or not a Change of Control has occurred and, thus, whether it is entitled to require the Company to purchase its New Senior Secured Notes. The Company could, in the future, enter into certain transactions, including certain leveraged transactions, including, without limitation, leveraged transactions initiated or supported by the Company, the Company's management, or an affiliate of the Company or the Company's management, that would not constitute a Change of Control.

    Certain provisions of the Company's Articles and By-Laws, as well as certain sections of the Massachusetts General Laws, the Company's two classes of Common Stock, which have unequal voting rights, and the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may, in certain circumstances, be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). The Board of Directors of the Company believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. However, to the extent takeover attempts are discouraged, this will decrease the likelihood that a Change of Control of the Company will occur and that the Company will offer to purchase the holder's New Senior Secured Notes pursuant to these provisions. See "Description of Capital Stock--Massachusetts Anti-takeover Laws and Provisions of the Articles and By-Laws."

    The Change in Control purchase feature of the New Senior Secured Notes may in certain circumstances be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors. The Change of Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of the Company's Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is the result of negotiations between the Company and certain bondholders.

Offer to Purchase Upon Asset Disposition or Sale/Leaseback Transaction

    In certain instances, upon the consummation of an Asset Disposition (as defined) or Sale/Leaseback Transaction (as defined) the Company shall be obligated to apply the Net Cash Proceeds (as defined) or Attributable Debt (as defined) to redeem New Senior Secured Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon; provided, however, that the Company's obligation to redeem New Senior Secured Notes is subject to the Company's obligations to repay indebtedness secured by senior liens and security interests in the collateral giving rise to such Asset Disposition or Sale/Leaseback Transaction.

    If less than all of the New Senior Secured Notes are to be redeemed, New Senior Secured Notes will be redeemed on a pro rata basis based on the principal amount of the New Senior Secured Notes tendered. Notices of redemption will be mailed not less than 3 business days nor more than 30 days prior to the date of redemption to each holder of record of New Senior Secured Notes to be redeemed at its registered address. From and after any redemption date, the New Senior Secured Notes redeemed will cease to bear interest, and the only right of the holders of such New Senior Secured Notes will be to receive payment of the redemption price and all interest accrued to such redemption date.

Certain Bankruptcy Limitations

    For a discussion of circumstances under which the claim of a holder of New Senior Secured Notes could be limited to less than the principal amount thereof and certain other bankruptcy considerations, see "Risk Factors--Certain Bankruptcy Law Considerations" and "Certain Bankruptcy and Insolvency Considerations."

Subordination; Ranking; Collateral

    The New Senior Secured Notes are secured by the following assets of each of the Borrowers: (i) first priority security interests in the Company's shares of stock of Solomon Brothers, the Zale Bankruptcy Claim, and 65% of the Foreign Subsidiaries' Stock; (ii) fourth priority security interests and, as applicable, fourth priority mortgages in PP&E; (iii) fourth priority security interests in Accounts Receivable, the Non-Gold Inventory, the Gold Inventory, the Mixed Inventory, and the Domestic Subsidiaries' Stock; and (iv) a third priority Mortgage on the Feature Leasehold. See "Allocation of Security Interests" on the cover of this Prospectus. For a discussion of the intercreditor arrangements which govern the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

    In the event of a bankruptcy of the Company, the holders of New Senior Secured Notes will receive payments consistent with the priority of their security interests in the assets of the Company securing the New Senior Secured Notes. In the event that the proceeds of such collateral are insufficient to satisfy the obligations owed to the holders of New Senior Secured Notes, such holders will share in the distribution of the balance of available assets of the Company pari passu in right of payment with the holders of indebtedness under the Revised Debt Agreements, the holders of the IRBs, and the trade creditors of the Company. The New Senior Secured Notes are senior in right of payment to the New Senior Subordinated Notes and the Old Notes. As of May 29, 1994, approximately $7.4 million and $60.7 million aggregate principal amount of Old Notes and New Senior Subordinated Notes, respectively, was outstanding. At May 29, 1994, the aggregate amount of all other outstanding indebtedness of the Company (excluding the New Senior Secured Notes and indebtedness under the New Credit Agreement and the New Gold Agreements) was approximately $17.9 million.

    The New Senior Secured Notes are obligations of the Company. Because a significant portion of the operations of the Company are or may in the future be conducted through subsidiaries, the Company's cash flow and its consequent ability to service its indebtedness, including the New Senior Secured Notes, will be dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments by those subsidiaries to the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. In the event that the guarantees issued by the Subsidiary Guarantors in respect of the New Senior Secured Notes are unenforceable, the New Senior Secured Notes will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of the Company's subsidiaries. At May 29, 1994, the aggregate amount of such indebtedness of the Company's subsidiaries (excluding the guarantees issued by such subsidiaries in respect of the New Credit Agreement and the New Gold Agreements) was approximately $32.5 million. See "Risk Factors--Holding Company Structure; Guarantees" and "--Fraudulent Conveyance Considerations."

Guarantees

    The obligations of the Company under the New Senior Secured Notes are fully and unconditionally and jointly and severally guaranteed by each of the Subsidiary Guarantors. Each guaranty issued by a Subsidiary Guarantor in respect of the New Senior Secured Notes ranks pari passu in right of payment with the guarantees issued by such Subsidiary Guarantor in respect of the New Credit Agreement, the New Gold Agreements, and the IRBs, and ranks senior to the guaranty issued by such Subsidiary Guarantor in respect of the New Senior Subordinated Notes. Each guaranty issued by a Subsidiary Guarantor is secured by the assets of the Subsidiary Guarantor in the same manner and with the same ranking as the assets of the Company securing the Company's obligations under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes. For a discussion of the meaning of "pari passu" and its interrelationship with collateral securing the guarantees issued in respect of the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral" on the cover of this Prospectus. See also "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

Certain Covenants

          Limitations on Certain Payments

    The New Senior Secured Note Indenture provides that neither the Company nor any of its Subsidiaries will (i) declare or pay any dividend or make any distribution on its capital stock or to its stockholders (other than (A) dividends or distributions payable in capital stock of the Company or the applicable Subsidiary other than Disqualified Stock (as defined), (B) dividends or distributions payable to the Company or any Subsidiary, or (C) so long as the Consolidated Fixed Charge Ratio (as defined) at the time of any such dividend is greater than 1.25 to 1.0, regularly scheduled dividends payable on the Exchangeable Preferred Stock); (ii) purchase, redeem or otherwise acquire or retire for value any capital stock of the Company or the applicable Subsidiary; (iii) make any principal payment on, or purchase, redeem or otherwise acquire for value, any indebtedness which is subordinated to the New Senior Secured Notes (other than redemptions of the New Senior Subordinated Notes required under the terms of the New Senior Subordinated Note Indenture, subject to the prior rights of the holders of New Senior Secured Notes with respect to Net Worth Redemption Offers and to the subordination provisions relating to the New Senior Subordinated Notes); (iv) make any cash payments to holders of Exchangeable Preferred Stock in lieu of delivering shares of Little Switzerland Common Stock upon an exchange of any shares of Exchangeable Preferred Stock; (v) so long as at least $15,000,000 aggregate principal amount of New Senior Secured Notes is outstanding, make any cash payment of interest to the holders of New Senior Subordinated Notes during the two year period commencing on the Issuance Date; or (vi) make any investment, other than certain permitted investments. Notwithstanding the foregoing, these provisions will not prevent (a) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the foregoing provisions on the date of declaration, or (b) the purchase or retirement of any shares of the Company's capital stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its non-redeemable capital stock, or (c) the exchange of shares of Exchangeable Preferred Stock into shares of Little Switzerland Common Stock, as required pursuant to the terms of the Exchangeable Preferred Stock, or (d) payments by the Company to the holders of the Exchangeable Preferred Stock in respect of extraordinary dividends on the Little Switzerland Common Stock, or (e) Illiquidity Payments (as defined) pursuant to the Registration Effectiveness Agreement (as defined).

    "Consolidated Fixed Charge Ratio" means, as of any date, the ratio of Consolidated EBIT (as defined) for the Reference Period (as defined) to Consolidated Fixed Charges (as defined) for the Reference Period.

    "Consolidated EBIT" for any defined period means Consolidated Net Income for such period increased (to the extent already deducted therefrom) by the sum, on a consolidated basis, of (i) all income taxes paid or accrued by the Company and its Subsidiaries during such period and (ii) all Consolidated Fixed Charges during such period, all as determined in accordance with GAAP.

    "Consolidated Fixed Charges" means the sum of (a) the aggregate amount of interest (other than interest on the New Senior Subordinated Notes which is paid in the form of additional New Senior Subordinated Notes) required to be paid on Indebtedness (other than Indebtedness incurred for the acquisition from any bank, financial institution or gold or other precious metal supplier of gold or other precious metals pursuant to any consignment or provisional sale arrangement) of the Company and its Subsidiaries, plus (b) the imputed portion of rental expense representing the interest factor of lease payments of the Company and its Subsidiaries, plus (c) the aggregate amount of distributions required to be paid under the terms of any Disqualified Stock (as defined) of the Company including the Exchangeable Preferred Stock, that may not be deferred at the option of the Company, plus (d) the net interest expense and consignment fees associated with the New Gold Agreements, plus (e) the net interest expense and consignment fees associated with the consignment to foreign subsidiaries of gold or other precious metals and precious and semi-precious stones.

    "Disqualified Stock" means any capital stock which by its terms or upon the happening of any event (a) matures or is subject to mandatory redemption; (b) is convertible or exchangeable for indebtedness or Disqualified Stock; or (c) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the date one year after the date the New Senior Secured Notes are originally issued.

    "Reference Period" means, as of any date, the four fiscal quarters ending at least 45 days prior to the date of determination.

    Plan of Liquidation

    The Company shall not adopt any plan of liquidation (other than a plan of liquidation incident to a permitted merger, consolidation, sale of assets or other transaction) which provides for, contemplates or the effectuation of which is preceded by, (i) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company otherwise than substantially as an entirety and (ii) the distribution of all the proceeds of such sale, lease, conveyance or other disposition unless the Company makes provisions for satisfaction of the Company's obligation to any principal and interest on the New Senior Secured Notes.

    Limitation on Creation of Indebtedness and Issuance of Disqualified Stock

    The Company shall not create, incur or assume, and will not permit any Subsidiary to create, incur or assume any indebtedness or issue any Disqualified Stock if, after giving effect thereto and the application of the proceeds thereof, the Consolidated Fixed Charge Ratio would have been greater than or equal to 1.8 to 1, determined on a pro forma basis. Notwithstanding such provision, the Company and the Subsidiaries may create, incur or assume or issue the following Indebtedness or Disqualified Stock: (a) the New Senior Secured Notes; (b) Indebtedness under the Revised Debt Agreements, the IRBs, and the New Senior Subordinated Notes (including unfunded portions under the New Credit Agreement and the New Gold Agreements and additional New Senior Subordinated Notes issued in lieu of the payment of cash interest on the New Senior Subordinated Notes); (c) Indebtedness or Disqualified Stock outstanding on the Issuance Date; (d) certain Indebtedness or Disqualified Stock of a Subsidiary which was outstanding prior to the date such Subsidiary was acquired by the Company; (e) the Exchangeable Preferred Stock outstanding on the Issuance Date, together with accrued but unpaid dividends thereon; (f) certain interest rate protection agreements acquired by the Company or any Subsidiary; (g) obligations in respect of capitalized leases relating to additional equipment in an aggregate outstanding amount of $1,500,000; (h) Indebtedness arising under appeal or reimbursement obligations entered into in respect of any judgment, in an aggregate amount not exceeding $1,500,000; (i) Indebtedness incurred to refinance Indebtedness or Disqualified Stock otherwise permitted under the New Senior Secured Note Indenture, provided that (A) the principal amount of such Indebtedness or Disqualified Stock does not exceed the amount of indebtedness so refinanced, and (B) such Indebtedness or Disqualified Stock does not require principal payment, mandatory redemption, amortization or sinking fund payment in an amount greater than or at a time prior to the amounts and times required under the indebtedness or Disqualified Stock so refinanced; (j) unsecured Indebtedness of the Company held by any

Subsidiary which is subordinated to the New Senior Secured Notes; (k) Indebtedness or Disqualified Stock of any Subsidiary held by the Company (l) Indebtedness incurred directly as a result of the renewal, extension or renegotiation of any lease of equipment or real estate of the Company or any Subsidiary, or any Indebtedness to acquire leased equipment or real estate on the expiration at the applicable lease; (m) Indebtedness that does not constitute Funded Indebtedness in an aggregate principal amount not to exceed $5,000,000; (n) purchase money Indebtedness incurred in connection with the acquisition of property in the ordinary course of business, in an aggregate amount not to exceed $2,500,000; (o) Indebtedness of foreign subsidiaries incurred for working capital purposes in an aggregate principal amount not to exceed $4,000,000; and (p) Indebtedness of Essex not to exceed $5,000,000 which is incurred in connection with the construction of a new manufacturing facility located in Thailand.

    Merger, Consolidation

    The Company may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, another corporation, person or entity unless (i) the Company is the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (ii) the successor expressly assumes all of the obligations of the Company under the New Senior Secured Notes and the New Senior Secured Note Indenture, (iii) immediately after such transaction, no Event of Default or event which with the giving of notice, the passage of time, or both, would constitute an Event of Default, under the New Senior Secured Note Indenture exists (See "The Secured Debt Offering--Events of Default and Remedies"), and (iv) immediately after such transaction the successor or surviving corporation shall have a Consolidated Fixed Charge Ratio of greater than or equal to 1.8 to 1, determined on a pro forma basis after giving effect to such merger or consolidation.

    Maintenance of Consolidated Net Worth

    The Company's Consolidated Net Worth at the end of each fiscal year of the Company shall not be less than the sum of (i) 50% of the Consolidated Net Worth as of the end of the first fiscal quarter after the Issuance Date and (ii) 75% of the Company's cumulative Consolidated Net Income from the first day of the first fiscal quarter commencing after the Issuance Date to the end of the most recent fiscal year (excluding any Consolidated Net Income that is negative).

    Ranking

    The indebtedness represented by the New Senior Secured Notes shall at all times be senior in right of payment to (a) the Old Notes; (b) the New Senior Subordinated Notes; (c) the Exchangeable Preferred Stock; (d) Indebtedness of the Company owed to or held by a Subsidiary; (e) Indebtedness of any Subsidiary issued to or held by the Company or any Subsidiary; and (f) Indebtedness which pursuant to its terms is expressly subordinated to the New Senior Secured Notes. The New Senior Secured Notes shall at all times be senior or pari passu in right of payment to all other indebtedness of the Company.

    Limitation of Asset Sales

    Except for the sales of assets in the ordinary course of business, the disposition of obsolete property and dispositions relating to the Zale Bankruptcy Claim and the Company's investment in Solomon Brothers, the Company and its Subsidiaries may not sell or otherwise dispose of assets (including the capital stock of Subsidiaries) having a fair market value in excess of $175,000, unless the Company or the applicable Subsidiary shall sell such assets for fair market value. The proceeds of any such asset sales shall either be reinvested by the Company or the applicable Subsidiary in assets related to the current lines of business of the Company and the Subsidiaries, or be applied by the Company to reduce indebtedness in respect of the Revised Debt Agreements, the New Senior Secured Notes, the IRBs, and the New Senior Subordinated Notes in the order of priority relating to the applicable collateral set forth in the Intercreditor Agreement (as defined). See "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

    Limitation on Transactions with Affiliates

    With certain exceptions, neither the Company nor any Subsidiary will enter into any transaction with an Affiliate (as defined), except in good faith and on terms that are set forth in writing and that are no less favorable to the Company or the applicable Subsidiary than those that could have been obtained in a comparable transaction conducted on the arms length basis with a party not an Affiliate.

    "Affiliate" means, with respect to any person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such person. For the purpose of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, for the purpose of this definition, in no event shall the holder of New Senior Secured Notes or any of their Affiliates be deemed an Affiliate of the Company or of any of the Subsidiaries.

    Limitation on Restrictions on Distributions from Subsidiaries

    Neither the Company nor any Subsidiary shall permit to exist or become effective any consensual restriction on the ability of any Subsidiary to (i) pay dividends on its stock or pay indebtedness owed to the Company, (ii) make any loans or advances to the Company, or (iii) transfer any of its property to the Company, except for the following: (a) restrictions provided by the Revised Debt Agreements, the IRBs, the New Senior Subordinated Notes or any other agreement in effect on the Issuance Date; (b) restrictions in agreements effecting a refinancing of indebtedness permitted under the New Senior Secured Note Indenture, provided such restrictions are not more restrictive than those replaced; (c) restrictions relating to foreign Subsidiaries imposed by the country under whose laws such Subsidiary is organized; and (d) certain other permitted restrictions.

    After Acquired Real Estate

    The Company and its Subsidiaries shall notify the trustee under the New Senior Secured Note Indenture of the acquisition, whether by ownership or lease, of any real property after the Issuance Date (other than leased real property having aggregate annual rentals of less than $100,000) and, subject to the rights of the holders of indebtedness under the Revised Debt Agreements, the IRBs, and the New Senior Subordinated Notes under the Intercreditor Agreement, shall take all such actions reasonably required by the holders of New Senior Secured Notes to grant to such holders a perfected lien on such property.

    Home Office Payment Agreements

    Payments of interest on, and all or any portion of the principal of, New Senior Secured Notes, in a minimum amount of $250,000, shall be made by the New Senior Secured Note Trustee directly to the holder of such New Senior Secured Notes by federal funds wire transfer if the Company has filed with the New Senior Secured Note Trustee a copy of an agreement between the Company and such holder providing for such method of payment. The Company will indemnify the New Senior Secured Note Trustee from any liability in connection with such agreement.

Events of Default and Remedies

    An Event of Default with respect to the New Senior Secured Notes is defined in the New Senior Secured Note Indenture as: (a) default for ten days in the payment of interest on the New Senior Secured Notes; (b) default in the payment of principal or premium on the New Senior Secured Notes, when due, whether at maturity, upon redemption, or otherwise; (c) failure of the Company or a Subsidiary Guarantor to comply with the merger and consolidation provisions of the New Senior Secured Note Indenture; (d) failure by the Company for 30 days and after notice to comply with any of its agreements in the New Senior Secured
Note Indenture or the New Senior Secured Notes; (e) default by the Company or a Subsidiary under, or acceleration prior to maturity of, or the failure to pay at maturity, any Indebtedness of the Company or a Subsidiary aggregating in excess of $1,000,000; (f) judgments aggregating in excess of $1,500,000 (excluding amounts covered by insurance as to which the insurer has not denied liability) rendered against the Company or any Subsidiary, and either (A) an enforcement action is commenced against the Company or the applicable Subsidiary, or (B) such judgment is not discharged or waived within 60 days and such default continues for 10 days after notice to the Company; (g) certain events of bankruptcy or insolvency relating to the Company and the Subsidiaries; (h) any lien securing the New Senior Secured Notes shall fail to be in full force and effect or entitled to the applicable priority relating thereto and such default continues for 10 days after notice to the Company; (i) any guaranty supporting the New Senior Secured Notes shall cease to be in full force and effect and such default continues for 10 days after notice to the Company; and (j) any representation or warranty made by the Company or any Subsidiary shall prove to be untrue in any material respect as of the date made. A "Default" means any event which is, or with the giving of notice or passage of time (or both) would be, an Event of Default.

    If any Event of Default occurs and is continuing with respect to the New Senior Secured Notes, the New Senior Secured Note Trustee or the holders of at least 25% in principal amount of the then outstanding New Senior Secured Notes of such series may declare all the New Senior Secured Notes to be due and payable immediately; except that in the case of an Event of Default with respect to the New Senior Secured Notes arising from certain events of bankruptcy or insolvency, all outstanding New Senior Secured Notes shall become due and payable without any action or notice by the New Senior Secured Note Trustee or any holder of a New Senior Secured Note. Holders of New Senior Secured Notes may not enforce the New Senior Secured Note Indenture or the New Senior Secured Notes except as provided in the New Senior Secured Note Indenture and the TIA. Subject to certain limitations, holders of a majority in principal amount of the then outstanding New Senior Secured Notes may direct the New Senior Secured Note Trustee in its exercise of any power. The New Senior Secured Note Trustee may withhold from holders of the New Senior Secured Notes notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if the New Senior Secured Note Trustee determines that withholding notice is in such holders' interest.

    The holders of a majority in aggregate principal amount of the New Senior Secured Notes then outstanding may on behalf of the holders of all of the New Senior Secured Notes waive any past Default or Event of Default under the New Senior Secured Note Indenture, and the consequences of such Default or Event of Default, except a Default or Event of Default in the payment of the principal or interest of the New Senior Secured Notes.

    The Company is required to deliver quarterly to the New Senior Secured Note Trustee a statement regarding compliance with the New Senior Secured Note Indenture and, upon becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

    A Director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the New Senior Secured Notes or the New Senior Secured Note Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the New Senior Secured Notes by accepting New Senior Secured Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Senior Secured Notes.

Satisfaction and Discharge of the New Senior Secured Note Indenture

    The Company may terminate its obligations under the New Senior Secured Note Indenture at any time by delivering all outstanding New Senior Secured Notes to the New Senior Secured Note Trustee for cancellation. After all the New Senior Secured Notes have been called for redemption, the Company may terminate all of its obligations under the New Senior Secured Note Indenture (with certain exceptions), at any time, by depositing with the New Senior Secured Note Trustee money or non-callable U.S. Government obligations sufficient to pay all remaining indebtedness on the New Senior Secured Notes. Provided that a Default has not occurred and continues to exist on the date of such deposit, or would occur after giving effect to such deposit, the obligations of the Company under the New Senior Secured Indenture terminate 367 days after such deposit.

Amendment, Supplement, and Waiver

    Subject to certain exceptions, the New Senior Secured Note Indenture may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the New Senior Secured Notes then outstanding, and any existing Default may be waived with the consent of the holders of a majority in principal amount of the then outstanding New Senior Secured Notes without notice to any other holder of New Senior Secured Notes. Without the consent of any holder of the New Senior Secured Notes, the Company and the New Senior Secured Note Trustee may amend or supplement the New Senior Secured Note Indenture or the New Senior Secured Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated New Senior Secured Notes in addition to or in place of the certificated New Senior Secured Notes, to provide for the assumption of the Company's obligations to holders of the New Senior Secured Notes in the case of a merger or acquisition, or to make any change that does not materially adversely affect the legal rights of any holder of the New Senior Secured Notes. Without the consent of each holder affected thereby, the Company may not reduce the amount of New Senior Secured Notes whose holders must consent to an amendment, reduce the rate of interest or change the interest payment time of any New Senior Secured Notes; reduce the principal of or change the fixed maturity of any New Senior Secured Notes; change the time at which any New Senior Secured Note may or shall be redeemed; make any New Senior Secured Notes payable in money other than that stated in the respective New Senior Secured Notes; make any change in the provisions concerning waiver of Defaults or Events of Default by holders of the New Senior Secured Notes or rights of holders to receive payment of principal or interest; or reduce the percentage of holders necessary to approve such modification.

The New Senior Secured Note Trustee

    Shawmut Bank, N.A. is the New Senior Secured Note Trustee under the New Senior Secured Note Indenture.

    The New Senior Secured Note Indenture contains certain limitations on the rights of the New Senior Secured Note Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The New Senior Secured Note Trustee will be permitted to engage in other transactions; however, if the New Senior Secured Note Trustee acquires any conflicting interest, such New Senior Secured Note Trustee must eliminate such conflict or resign.

    The holders of a majority in principal amount of the New Senior Secured Notes then outstanding have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the New Senior Secured Note Trustee. The New Senior Secured Note Indenture provides that, in case an Event of Default with respect to the New Senior Secured Notes issued thereunder shall occur (which shall not be cured), the New Senior Secured Note Trustee thereunder will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the New Senior Secured Note Trustee is under no obligation to exercise any of its rights or powers under the New Senior Secured Note Indenture at the request of any of the holders of any New Senior Secured Notes, unless such holders shall have offered to such New Senior Secured Note Trustee security and indemnity satisfactory to such New Senior Secured Note Trustee.

Reports to Holders of New Senior Secured Notes

    The Company will furnish to holders of the New Senior Secured Notes all quarterly and annual reports which it furnishes to holders of its Class A Common Stock.

                              THE EXCHANGE OFFERS

    Pursuant to the Exchange Offers, the Company offered to exchange (i) $478.96 principal amount of New Senior Subordinated Notes, $331.00 of Exchangeable Preferred Stock, and 89.49 shares of Class A Common Stock for each outstanding $1,000 principal amount of outstanding Old 13% Notes and (ii) $408.11 principal amount of New Senior Subordinated Notes, $282.04 of Exchangeable Preferred Stock and 76.25 shares of Class A Common Stock for each $1,000 principal amount of outstanding Old 10 1/4% Notes. Holders of $89,590,000 or 92.8% of the aggregate principal amount of Old 13% Notes and holders of $25,905,000 or 98.3% of the aggregate principal amount of Old 10 1/4% Notes tendered their notes pursuant to the Exchange Offers. Thus, in connection with the Exchange Offers, the Company issued $53,480,900 of New Senior Subordinated Notes, $36,960,190.45 (2,533,255
shares) of Exchangeable Preferred Stock and 9,992,648 shares of Class A Common Stock to holders of Old Notes. For a description of the assets of the Company securing the New Senior Subordinated Notes, see "Allocation of Security Interests" on the cover of this Prospectus and "Description of the New Securities--Description of the New Senior Subordinated Notes--Collateral." For a description of the security position of the Exchangeable Preferred Stock, see "Allocation of Security Interests" on the cover of this Prospectus and "Description of the New Securities--Description of the Exchangeable Preferred Stock--Ranking" and "--Collateral."

    For financial reporting purposes, the Company has accounted for the Exchange Offers using the accounting principles prescribed by Statement of Financial Accounting Standards No. 15 "Accounting by Debtors and Creditors for Troubled Debt Recapitalizations" (SFAS 15). For a more detailed description of the accounting treatment for the Exchange Offers, see Note 5 to Consolidated Financial Statements.

                       DESCRIPTION OF THE NEW SECURITIES

Description of the New Senior Subordinated Notes

    General

    The New Senior Subordinated Notes are senior subordinated obligations of the Company issued pursuant to the New Senior Subordinated Note Indenture between the Company and Bankers Trust Company as the New Senior Subordinated Note Trustee. The terms of the New Senior Subordinated Notes include those stated in the New Senior Subordinated Note Indenture and those made part of the New Senior Subordinated Note Indenture by reference to the TIA, as in effect on the date of the New Senior Subordinated Note Indenture. The New Senior Subordinated Notes are subject to all such terms, and holders of the New Senior Subordinated Notes are referred to the proposed form of New Senior Subordinated Note Indenture and the TIA for a statement thereof. The following statements relating to the New Senior Subordinated Notes and the proposed form of New Senior Subordinated Note Indenture are summaries and do not purport to be complete. Such summaries are qualified in their entirety by reference to the forms of New Senior Subordinated Notes and New Senior Subordinated Note Indenture, copies of which have been filed as exhibits to the Registration Statement, of which this Prospectus forms a part. Capitalized terms used in this section and not otherwise defined herein are used as defined in the proposed form of New Senior Subordinated Note Indenture and such definitions are incorporated herein by reference. Copies of the proposed form of New Senior Subordinated Note Indenture may be obtained from the Company, 25 Union Street, Chelsea, Massachusetts 02150, telephone number
(617) 884-8500; Attention: Manager of Corporate Communications.

    In connection with the consummation of the Recapitalization, the Company issued $53,480,900 in aggregate principal amount of New Senior Subordinated Notes to holders of Old Notes who tendered their Old Notes pursuant to the Exchange Offers. At the Company's option, any of the first four semiannual installments of interest on the New Senior Subordinated Notes may be paid through the issuance of additional New Senior Subordinated Notes valued at 100% of their principal amount, dated and accruing interest from the applicable interest payment date, and otherwise generally having the same terms as the New Senior Subordinated Notes issued on the Issuance Date (the "New Senior Subordinated Interest Notes"). In November 1993 and May 1994, the Company issued $3,495,571 and $3,703,470, respectively, in principal amount of New Senior Subordinated Interest Notes. An additional $8.1 million in aggregate principal amount at maturity may be issued by the Company in the form of New Senior Subordinated Interest Notes. The New Senior Subordinated Notes are available only in registered form, without coupons, and the New Senior Subordinated Notes issued on the Issuance Date were issued in denominations of $50 and integral multiples thereof.

    To the knowledge of the Company, no person presently makes a market in the New Senior Subordinated Notes. No person will be obligated to make a market in the New Senior Subordinated Notes and any market making activity undertaken by any person may be discontinued at any time. There can be no assurance that an active public market for the New Senior Subordinated Notes will develop and continue. See "Risk Factors--Lack of Established Market."

    Principal and interest on the New Senior Subordinated Notes is payable at the offices of the Company or its agent maintained for such purposes; provided that payment of interest may, at the option of the holder, be made by check mailed to a holder at its registered address or, in the case of payments in an aggregate amount in excess of $500,000, by Federal Funds wire transfer to a bank account designated by such holder.

    Maturity; Interest

    The New Senior Subordinated Notes mature on May 31, 1998, and bear interest from the Issuance Date to maturity at the rate of 13% per annum. Interest is payable semiannually on each six-month and twelve-month anniversary of the Issuance Date (each such six- or twelve-month anniversary date being hereinafter referred to as an "Interest Payment Date"), commencing on the first such Interest Payment Date after the Issuance Date, to holders of record at the close of business on the date which occurs 15 days prior to any Interest Payment Date. Interest is computed on the basis of a 360-day year of twelve 30-day months. At the Company's option, any of the first four semiannual installments of interest on the New Senior Subordinated Notes may be paid through the issuance of additional New Senior Subordinated Notes in an original principal amount equal to such interest, dated and accruing interest from the applicable Interest Payment Date, and otherwise generally having the same terms as the New Senior Subordinated Notes issued on the Issuance Date. The Company currently intends to pay the first four semiannual installments of interest on the New Senior Subordinated Notes through the issuance of such additional New Senior Subordinated Notes. Such New Senior Subordinated Interest Notes may be issued in denominations of $.01 and integral multiples thereof. Amounts less than $.01 will be rounded to the nearest cent. Unless otherwise stated or the context requires, all references herein to the New Senior Subordinated Notes include the New Senior Subordinated Interest Notes. The Company shall pay interest on overdue principal and, to the extent permitted by applicable law, on overdue interest at a rate equal to 200 basis points in excess of the rate of interest otherwise payable from time to time on the New Senior Subordinated Notes.

    Special Mandatory Redemption

    In the event that the Company's Consolidated Net Worth (as defined) declines below the Minimum Net Worth (as defined), as at the end of each of two consecutive fiscal quarters, the Company is required to make an offer to redeem an aggregate principal amount (the "Redemption Amount") of New Senior Subordinated Notes equal to the sum of (i) 7.5% of the aggregate principal amount of the then outstanding New Senior Secured Notes and New Senior Subordinated Notes, minus (ii) the aggregate principal amount of New Senior Secured Notes redeemed by the Company as a result of such decline in Consolidated Net Worth pursuant to the terms of the New Senior Secured Note Indenture, at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any (a "Net Worth Redemption Offer"). Subject to the rights of holders of New Senior Secured Notes to accept offers to purchase New Senior Secured Notes made as a result of such decline in Consolidated Net Worth, the Company shall continue to make such Net Worth Redemption Offers semiannually thereafter; provided, however, that if the Company's Consolidated Net Worth as at the end of any subsequent fiscal quarter is greater than or equal to the Minimum Net Worth, the Company's obligation to make such Net Worth Redemption Offers shall terminate; provided, further, however, that if the Company's Consolidated Net Worth shall thereafter be less than the Minimum Net Worth as at the last day of each of two consecutive subsequent fiscal quarters, the Company's obligation to make Net Worth Redemption Offers shall be reinstated.

    "Consolidated Net Worth" means the sum, on a consolidated basis, of the shareholders' equity of the Company and its subsidiaries, determined in accordance with generally accepted accounting principles as in effect as of February 29, 1992, after eliminating all intercompany items, less all amounts representing the write-up in the book value of assets after the Issuance Date, other than adjustments resulting from foreign exchange rates and the increase in value, if any, of marketable securities.

    "Consolidated Net Income" for any defined period means the consolidated net income (loss) of the Company and its Subsidiaries determined in accordance with generally accepted accounting principles; provided, however, that there shall not be included in such Consolidated Net Income: (a) any net loss of (i) any person if such person is not a Subsidiary, or (ii) any Subsidiary which is subject to restrictions on the payment of dividends or the making of distributions, loans or advances to the Company; (b) any net income of (i) any person if such person is not a Subsidiary, or (ii) any Subsidiary which is subject to restrictions on the payment of dividends or the making of distributions, loans or advances to the Company, except to the extent of the aggregate amount of cash received by the Company on any Subsidiary as a dividend or distribution from such person or Subsidiary; (c) any net income or loss realized upon a sale or other disposition of any property, plant or equipment of the Company or any Subsidiary which is sold or disposed of outside of the ordinary course of business; (d) any gain or loss realized upon the sale of any capital stock of any Subsidiary; and (e) the cumulative effect of a change in accounting principles.

    "Minimum Net Worth" means, as of any date, an amount equal to the sum of (i) 75% of the Company's Consolidated Net Worth as of May 31, 1993, plus (ii) 37.5% of the aggregate Consolidated Net Income (not taking into account any Consolidated Net Income that is negative) for each fiscal year thereafter; provided, however, that Minimum Net Worth shall only be increased on May 31, of each year on the basis of the Consolidated Net Income for the previous fiscal year (or, in the case of the first fiscal year ending after the Issuance Date, for the fiscal period from the first day of the first fiscal quarter commencing after the Issuance Date to February 28, 1994).

    "Subsidiary" means at any given time any corporation, of which more than 50% of the total voting power of shares entitled to vote in the election of directors shall at such time be owned by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries.

    If, in the case of any redemption, less than all of the New Senior Subordinated Notes are to be redeemed, New Senior Subordinated Notes will be redeemed on a pro rata basis based on the principal amount of New Senior Subordinated Notes tendered. Notices of redemption will be mailed no later than the date on which the Company makes the Net Worth Redemption Offer to each holder of record of New Senior Subordinated Notes to be redeemed at its registered address. Each notice of redemption will specify, among other things, the date of redemption and the redemption price.

    In the event that New Senior Subordinated Notes in an aggregate principal amount in excess of the Redemption Amount are tendered and not withdrawn, the Company shall purchase New Senior Subordinated Notes on a pro rata basis based on the principal amount of New Senior Subordinated Notes tendered.

    From and after any redemption date, the New Senior Subordinated Notes redeemed will cease to bear interest, and the only right of the holders of such notes will be to receive payment of the redemption price and all interest accrued to such redemption date.

    The Revised Debt Agreements and the New Senior Secured Note Indenture place restrictions on the Company's ability to redeem the New Senior Subordinated Notes prior to their maturity.

    Optional Redemption

    The New Senior Subordinated Notes are redeemable after the third anniversary of the Issuance Date at the option of the Company, in whole at any time or in part from time to time, at the following prices (expressed as percentages of the principal amount of the New Senior Subordinated Notes), if redeemed during the twelve months beginning on May 14 of the year indicated below, in each case together with accrued interest to the redemption date (the "Applicable Redemption Price"):

                  Year                                 Percentage
                  ---------------------                ----------
                  1996.................                  106.0%
                  1997.................                  103.0
                  1998 and thereafter..                  100.0


    Notices of redemption will be mailed not less than 30 days nor more than 60 days prior to the date of redemption to each holder of record of New Senior Subordinated Notes to be redeemed at its registered address. Each notice of redemption will specify, among other things, the date of redemption and the redemption price. If less than all of the New Senior Subordinated Notes are to be redeemed, the New Senior Subordinated Note Trustee will select the New Senior Subordinated Notes, or portions thereof, for redemption by lot or by other method that complies with the requirements of any exchange on which the New Senior Subordinated Notes are listed that the New Senior Subordinated Note Trustee considers fair and appropriate.

    From and after any date of redemption, the New Senior Subordinated Notes redeemed will cease to bear interest and the only right of the holders of such notes will be to receive payment of the redemption price and all interest accrued to such redemption date.

    The Revised Debt Agreements and the New Senior Secured Note Indenture place restrictions on the Company's ability to redeem the New Senior Subordinated Notes prior to their maturity.

    Offer to Purchase Upon Change of Control

    Upon the occurrence of a Change of Control of the Company (as defined) and subject to compliance by the Company with its requirements under the Revised Debt Agreements, the IRBs and New Senior Secured Note Indenture, each holder of New Senior Subordinated Notes will have the right to require the Company to purchase all or any part, at such holder's option, of such holder's New Senior Subordinated Notes at a purchase price in cash equal to 100% of the principal amount thereof, together with accrued interest thereon. It is unlikely that the "Change of Control" option will become exercisable in the foreseeable future.

    A "Change of Control of the Company" shall occur when (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons other than an affiliate or affiliates of the Company, (ii) the Company engages in any merger, consolidation, sale of capital stock, or any other transaction with any other person, with the effect that the stockholders of the Company immediately prior thereto own, directly or indirectly, in the aggregate less than 50% of the voting stock of (x) the Company if the Company is the surviving entity, or (y) the surviving or resulting entity if the Company is not the surviving entity, in each such case immediately after such transaction, or (iii) any person or persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act (other than (A) C. William Carey, (B) any relative or spouse of C. William Carey who has the same principal residence as C. William Carey, or any relative of such spouse who has the same principal residence as C. William Carey, or (C) any trust or other estate in which C. William Carey or any relative or spouse of C. William Carey who has the same principal residence as
C. William Carey or any relative of such spouse who has the same principal residence as C. William Carey, has a substantial beneficial interest or as to which he or she, as the case may be, serves as trustee or in a similar fiduciary capacity) becomes the beneficial owner of 50% or more of the voting stock of the Company; or (iv) the Company or any significant Subsidiary (as defined in Rule
1.02 of Regulation S-X under the Securities Act) is liquidated, dissolved, or adopts a plan of liquidation pursuant to any bankruptcy laws. There is no established meaning of what constitutes a sale of "all or substantially all" of a company's assets. This uncertainty may make it difficult for a holder to determine whether or not a Change of Control has occurred, and thus, whether it is entitled to require the Company to purchase its New Senior Subordinated Notes. The Company could, in the future, enter into certain transactions, including certain leveraged transactions, including, without limitation, leveraged transactions initiated or supported by the Company, the Company's management, or an affiliate of the Company or the Company's management, that would not constitute a Change in Control.

    Within 30 days after any Change of Control and after compliance with the conditions set forth in the next paragraph, the Company shall mail a notice to each holder of New Senior Subordinated Notes stating: (i) that a Change of Control has occurred, and that such holder has the right to require the Company to purchase such holder's New Senior Subordinated Notes, in whole or in part, at a purchase price in cash equal to 100% of the principal amount of the New Senior Subordinated Notes, plus accrued interest, if any, to the date of purchase; (ii) the circumstances and relevant facts regarding such Change of Control; (iii) the date on which the Company will purchase New Senior Subordinated Notes from electing holders (which shall be the 30th day after compliance by the Company with the conditions set forth in the next paragraph); (iv) the date until which holders of New Senior Subordinated Notes may elect to have their New Senior Subordinated Notes purchased; (v) the date until which electing holders of New Senior Subordinated Notes may withdraw their election to have their New Senior Subordinated Notes purchased; and (vi) instructions for tendering New Senior Subordinated Notes. The Company also will comply with all applicable tender offer rules, including the provisions of Rule 14e-1 under the Exchange Act, in connection with any offer by the Company to purchase New Senior Subordinated Notes upon a Change of Control.

    Prior to mailing the notice set forth in the preceding paragraph, one of the following events must have occurred: (i) the Company shall have made an offer to repay in full all monetary obligations under and in respect of Revised Debt Agreement Indebtedness (as defined), the IRBs, and the New Senior Secured Notes, and either (A) 30 days elapse after the date of such offer and no bank, gold supplier or holder of New Senior Secured Notes or the IRBs accepts the offer, or
(B) one or more banks, gold suppliers or holders of New Senior Secured Notes or the IRBs accept the offer within 30 days after the date of such offer and the Company repays in full all monetary obligations under and in respect of all banks, gold suppliers and the holders of the New Senior Secured Notes or the IRBs who have accepted the offer, and 91 days elapse after the date of such repayment in full, or (ii) the Company shall not have made an offer to repay the Revised Debt Agreement Indebtedness and the New Senior Secured Notes or the IRBs, but obtains the requisite consents under the Revised Debt Agreements, the New Senior Secured Notes and the IRBs to permit the purchase of the New Senior Subordinated Notes. The right of holders of New Senior Subordinated Notes to have their notes purchased at their option upon the occurrence of a Change of Control will be subject to the Company's compliance with the requirements of the preceding sentence and if the Company defaults in its obligation to purchase any New Senior Subordinated Notes at the holder's option, an acceleration of the maturity of the New Senior Subordinated Notes based on such default will not be effective until one of the events set forth above has occurred.

    "Revised Debt Agreement Indebtedness" means (i) all indebtedness and other monetary obligations owing now or hereafter by the Company under the Revised Debt Agreements, and the Company's guarantee of any indebtedness or other monetary obligations of any of its Subsidiaries under the Revised Debt Agreements, (ii) indebtedness the proceeds of which are used to refinance indebtedness under the Revised Debt Agreements or any successor or replacement facility, and (iii) any other indebtedness owing now or hereafter by the Company to one or more of the banks or gold suppliers; provided, however, that "Revised Debt Agreement Indebtedness" shall not include indebtedness incurred in violation of the restrictions set forth under "Certain Covenants--Limitation on Creation of Indebtedness" below, unless either (x) prior to the incurrence of any such indebtedness, Foothill or the Gold Suppliers obtained an Officers' Certificate of the Company to the effect that incurrence of such indebtedness was permitted by the New Senior Subordinated Note Indenture, or (y) the Company gave notice in writing to the New Senior Subordinated Note Trustee at least 30 days prior to the date of incurrence of such indebtedness, which notice set forth all relevant information in respect to such proposed incurrence and stated that the Company has refused or was otherwise unable to deliver the Officers' Certificate provided in clause (x) above and that the incurrence of such indebtedness would be a violation of the New Senior Subordinated Note Indenture.


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

    The Revised Debt Agreements, the IRBs, and the New Senior Secured Note Indenture place restrictions on the Company's ability to purchase the New Senior Subordinated Notes upon a Change of Control of the Company. The Company's obligation to purchase the New Senior Subordinated Notes is also subject to the "Subordination" provisions of the New Senior Subordinated Note Indenture and accordingly such purchase may be prohibited or delayed under certain circumstances. See "--Subordination; Ranking." In addition, the source of funds for any such purchases will be the Company's available cash or cash generated from operations or other sources, including borrowings, sales of assets or sales of equity. There can be no assurances, however, that sufficient funds will be available at the time of any Change of Control to make any purchases of New Senior Subordinated Notes.

    Certain provisions of the Company's Articles and By-Laws, as well as certain sections of the Massachusetts General Laws, the Company's two classes of Common Stock, which have unequal voting rights, and the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences, and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). The Board of Directors of the Company believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. However, to the extent takeover attempts are discouraged, this will decrease the likelihood that a Change of Control of the Company will occur and that the Company will offer to purchase the holder's New Senior Subordinated Notes pursuant to these provisions. See "Description of Capital Stock-- Massachusetts Anti-takeover Laws and Provisions of the Articles and By-Laws."

    The Change of Control purchase feature of the New Senior Subordinated Notes may in certain circumstances be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors. The Change of Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of the Company's Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. The Change of Control purchase feature is the result of negotiations between the Company and certain bondholders.

    Offer to Purchase Upon Asset Disposition or Sale/Leaseback Transaction

    In certain instances, upon the consummation of an Asset Disposition (as defined) or Sale/Leaseback Transaction (as defined) the Company shall be obligated to apply the Net Cash Proceeds (as defined) or Attributable Debt (as defined) to redeem New Senior Subordinated Notes at a redemption price equal to the Applicable Redemption Price, together with accrued interest thereon; provided, however that the Company's obligation to redeem New Senior Subordinated Notes is subject to the Company's obligations to repay indebtedness secured by senior liens and security interests in the collateral giving rise to such Asset Disposition or Sale/Leaseback Transaction.

     Notices of redemption will be mailed not less than 3 days nor more than 30 days prior to the date of redemption to each holder of record of New Senior Subordinated Notes to be redeemed at its registered address. Each notice of redemption will specify, among other things, the date of redemption and the redemption price. If less than all of the New Senior Subordinated Notes are to be redeemed, the New Senior Subordinated Note Trustee will select the New Senior Subordinated Notes, or portions thereof, for redemption by lot or by other method that complies with the requirements of any exchange on which the New Senior Subordinated Notes are listed that the New Senior Subordinated Note Trustee considers fair and appropriate.

     From and after any date of redemption, the New Senior Subordinated Notes redeemed will cease to bear interest and the only right of the holders of such notes will be to receive payment of the redemption price and all interest accrued to such redemption date.

     The Revised Debt Agreements and the New Senior Secured Note Indenture place restrictions on the Company's ability to redeem the New Senior Subordinated Notes prior to their maturity.

     Certain Bankruptcy Limitations

     For a discussion of circumstances under which the claim of a holder of New Senior Subordinated Notes could be limited to less than the principal amount thereof and certain other bankruptcy considerations, see "Risk Factors--Certain Bankruptcy Law Considerations" and "Certain Bankruptcy and Insolvency Considerations."

     Subordination; Ranking

     The New Senior Subordinated Notes are subordinate in right of payment to all Senior Indebtedness (as defined) whether outstanding on the date of the New Senior Subordinated Note Indenture or thereafter created, incurred, assumed, or guaranteed. Upon satisfaction of such Senior Indebtedness, the New Senior Subordinated Notes are pari passu in right of payment to all other indebtedness of the Company, including indebtedness to trade creditors. For a discussion of the meaning of "pari passu" and its interrelationship with collateral securing the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral" on the cover of this Prospectus. See also "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement." As of May 29, 1994, the amount of such indebtedness to trade creditors outstanding was approximately $16.3 million. The New Senior Subordinated Notes will be senior in right of payment to the Old Notes. As of May 29, 1994, approximately $7.4 million principal amount of Old Notes was outstanding. Upon (i) the maturity of Senior Indebtedness, including by lapse of time, acceleration or otherwise, or (ii) any distribution of the assets of the Company upon any dissolution, winding-up, liquidation or reorganization of the Company, the holders of Senior Indebtedness are entitled to receive payment in full of all amounts due before the holders of New Senior Subordinated Notes are entitled to receive any payment. No payment may be made on the New Senior Subordinated Notes during the continuance of any default in payment on any Senior Indebtedness, provided that payments on the New Senior Subordinated Notes may be resumed after 180 days unless the maturity of such Senior Indebtedness has been accelerated or is the subject of judicial proceedings. Upon acceleration of the New Senior Subordinated Notes, the Company must give notice thereof to holders of Senior Indebtedness. As of May 29, 1994, approximately $18.3 million was outstanding under the New Senior Secured Note Indenture and the IRBs, and approximately $8.3 million and approximately 63,000 troy ounces was outstanding under the New Credit Agreement and under the New Gold Agreements, respectively.

     "Senior Indebtedness" is defined in the New Senior Subordinated Note Indenture as (i) Indebtedness (as defined) of the Company or any Subsidiary Guarantor (whether as a direct obligor or as a guarantor of the obligations of another person) under the New Credit Agreement, the New Senior Secured Notes, and the IRBs, and obligations of the Company and the Subsidiary Guarantors under the New Gold Agreements, including, in each case, interest thereon accruing at the contract rate, whether or not an allowed claim in a case under bankruptcy law (such interest accruing after the commencement of a case under bankruptcy law being referred to as "Post Petition Interest"), and all obligations and indemnities owing thereunder, and any replacements, renewals, extensions, refinancings, refundings, modifications, and amendments thereof, in each case to the extent such Indebtedness or obligations are permitted under the terms of the New Senior Subordinated Note Indenture and (ii) any other Indebtedness of the Company or any Subsidiary Guarantor (whether as a direct obligor or as a guarantor of the obligations of another person) for money borrowed entered into in compliance with the New Senior Subordinated Note Indenture (other than the Old Notes), unless the instrument under which such Indebtedness is created, incurred, assumed or guaranteed expressly provides that such Indebtedness is not senior or superior in right of payment to the New Senior Subordinated Notes or is junior or subordinate in right of payment to the New Senior Subordinated Notes; provided, however, that Senior Indebtedness does not include Post Petition Interest on Indebtedness incurred to refinance Indebtedness outstanding on the Issuance Date.

     "Indebtedness" as defined in the New Senior Subordinated Note Indenture with respect to any person means (i) all obligations, unconditional or contingent, of such person for money borrowed (whether or not recourse is to the whole of the assets of such person or a portion thereof or evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable); (ii) all capital lease obligations of such person; (iii) all obligations of such person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable and obligations in respect of consignment of goods arising in the ordinary course of business); (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise;
(vi) all obligations of such person for consignment fees and indebtedness incurred from any bank, financial institution or other supplier of gold or other precious metals or precious or semi-precious stones pursuant to any consignment or provisional sale arrangement; and (vii) all obligations of the type referred to in clauses (i) through (vi) above of other persons secured by any lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligations being deemed to be the lesser of the value of such property or asset or the amount of the obligations so secured.

     "Funded Indebtedness" means any Indebtedness of the Company which is due and payable in more than one year from the date of determination or which may be extended beyond such one-year period without the consent of the party which is lending the funds.

     The New Senior Subordinated Notes are obligations of the Company. Because a significant portion of the operations of the Company are or may in the future be conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the New Senior Subordinated Notes, will be dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. In the event that the guarantees issued by the Subsidiary Guarantors in respect of the New Senior Subordinated Notes are unenforceable, the New Senior Subordinated Notes will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of the Company's subsidiaries. See "Risk Factors--Fraudulent Conveyance Considerations." At May 29, 1994, the aggregate amount of such indebtedness of the Company's subsidiaries was approximately $32.5 million, of which approximately $1.7 million was Senior Indebtedness.

     Collateral

     The New Senior Subordinated Notes are secured by the following assets of each of the Borrowers: (i) second priority security interests in the Company's shares of stock of Solomon Brothers, the Zale Bankruptcy Claim, and 65% of the Foreign Subsidiaries' Stock; (ii) fifth priority security interests in the Mixed Inventory, the Domestic Subsidiaries' Stock, Accounts Receivable, the Non-Gold Inventory, and the Gold Inventory; (iii) fifth priority security interests and, as applicable, fifth priority mortgages in PP&E; and (iv) a fourth priority mortgage on the Feature Leasehold. See "Allocation of Security Interests" on the cover of this Prospectus. Pursuant to the Intercreditor Agreement, holders of the New Senior Subordinated Notes are subject to a permanent standstill as to enforcement of junior liens in collateral. Therefore, holders of the New Senior Subordinated Notes will not be able to exercise rights of foreclosure with respect to junior liens in collateral but will be entitled to receive proceeds of such collateral only after payment in full of all Senior Indebtedness, including without limitation all indebtedness under the Revised Debt Agreements, the IRBs, the New Senior Secured Notes and permitted refinancings thereof. For a discussion of the intercreditor arrangements which govern the New Credit Agreement, the New Gold

Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

     If, upon the payment in full of the New Senior Secured Notes, the Company's Consolidated Fixed Charge Ratio (as defined) is greater than or equal to 1.5 to 1 on a pro forma basis, and no Event of Default (as defined) has occurred and continues to exist, the New Senior Subordinated Notes will become unsecured obligations of the Company. See "The Secured Debt Offering--Subordination; Ranking; Collateral."

     "Consolidated Fixed Charge Ratio" means, as of any date, the ratio of Consolidated EBITDA (as defined) for the Reference Period (as defined) to Consolidated Fixed Charges (as defined) for the Reference Period.

     "Consolidated EBITDA" means, with respect to any period, Consolidated Net Income for such period (excluding income or expense relating to the unamortized interest on the New Senior Subordinated Notes which is due to any adjustments pursuant to Statements of Financial Accounting Standards No. 15 published by the Financial Accounting Standards Board ("FASB 15")) adjusted for extraordinary, non-recurring items during such period, increased (to the extent already deducted therefrom) by the sum, on a consolidated basis, of (i) all income taxes paid or accrued by the Company and its Subsidiaries during such period, and (ii) all Consolidated Fixed Charges during such period, and (iii) all depreciation and amortization expense of the Company and its Subsidiaries for such period, and decreased (to the extent already included therein) by the sum, on a consolidated basis, of (i) the non-cash portion of investment income of the Company and the Subsidiaries for such period and (ii) all extraordinary dividends paid to the Company for such period in respect of the Little Switzerland Common Stock, in each case determined in accordance with GAAP consistently applied.

     "Consolidated Net Income" for any defined period means the consolidated net income (loss) of the Company and its Subsidiaries determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income: (a) any net loss of (i) any person if such person is not a Subsidiary, or (ii) any Subsidiary which is subject to restrictions on the payment of dividends or the making of distributions, loans or advances to the Company; (b) any net income of (i) any person if such person is not a Subsidiary; or (ii) any Subsidiary which is subject to restrictions on the payment of dividends or the making of distributions, loans or advances to the Company, except to the extent of the aggregate amount of cash received by the Company on any Subsidiary as a dividend or distribution from such person or Subsidiary; (c) any net income or loss realized upon a sale or other disposition of any property, plant or equipment of the Company or any Subsidiary which is sold or disposed of outside of the ordinary course of business; (d) any gain or loss realized upon the sale of any capital stock of any Subsidiary; and (e) the cumulative effect of a change in accounting principles.

     "Consolidated Fixed Charges" means, with respect to any period, the sum of
(a) the aggregate amount of interest (including interest on the New Senior Subordinated Notes which is paid in the form of New Senior Subordinated Interest Notes but excluding income related to unamortized interest on the New Senior Subordinated Notes which is due to any adjustment pursuant to FASB 15) required to be paid on Indebtedness of the Company and its Subsidiaries during such period, plus (b) the aggregate amount of distributions required to be paid during such period under the terms of any Disqualified Stock (as defined) of the Company including the Exchangeable Preferred Stock, that may not be deferred at the option of the Company.

     "Reference Period" means, as of any date, the four fiscal quarters ending at least 45 days prior to the date of determination.

     "Disqualified Stock" means any capital stock which by its terms or upon the happening of any event (a) matures or is subject to mandatory redemption; (b) is convertible or exchangeable for indebtedness or Disqualified Stock; or (c) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the date one year after the date the New Senior Subordinated Notes are originally issued.

     Limited Security Guarantees

     The obligations of the Company under the New Senior Subordinated Notes are fully and unconditionally and jointly and severally guaranteed on a subordinated basis by each of the Subsidiary Guarantors. Each guaranty issued by a Subsidiary Guarantor in respect of the New Senior Subordinated Notes is subordinated in right of payment to the guaranty issued by such Subsidiary Guarantor in respect of the New Credit Agreement, the New Gold Agreements, the IRBs, and the New Senior Secured Notes. Each guaranty issued by a Subsidiary Guarantor is secured by the assets of the Subsidiary Guarantor in the same manner and with the same ranking as the assets of the Company securing the Company's obligations under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes. As a result, although the guarantees issued in respect of the New Senior Subordinated Notes are secured by the assets of each Subsidiary Guarantor, pursuant to the Intercreditor Agreement the holders of the New Senior Subordinated Notes are subject to a permanent standstill as to enforcement of junior liens in such collateral. Therefore, holders of the New Senior Subordinated Notes, unlike the holders of indebtedness under the New Credit Agreement, the New Gold Agreements, the New Senior Secured Notes, and the IRBs, will not be able to exercise rights of foreclosure with respect to junior liens in collateral securing the guarantees issued in respect of the New Senior Subordinated Notes, but will have to rely on holders of prior liens in such collateral to exercise such rights. For a discussion of the collateral securing the guarantees issued in respect of the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, see "Ranking of Indebtedness; Rights in Collateral" on the cover of this Prospectus. See also "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

     Certain Covenants

     Limitations on Certain Payments. The New Senior Subordinated Note Indenture provides that neither the Company nor any of its Subsidiaries (as defined) will
(i) declare or pay any dividend or make any distribution on its capital stock or to its stockholders (other than (A) regularly scheduled dividends payable to holders of Exchangeable Preferred Stock, so long as an Event of Default (as defined) has not occurred and continues to exist in the payment of principal of or interest on any New Senior Subordinated Note, (B) dividends or distributions payable in capital stock of the Company or the applicable Subsidiary other than Disqualified Stock (as defined), (C) dividends or distributions payable to the Company or any Subsidiary, or Agreements) in an aggregate principal amount outstanding in excess of $87,500,000 and (ii) Funded Indebtedness constituting Senior Indebtedness (other than Senior Indebtedness consisting of obligations in respect of the New Gold Agreements) in an aggregate principal amount outstanding in excess of $75,000,000; provided, however, that if on or after November 30, 1996, the Consolidated Fixed Charge Ratio is greater than or equal to 2.5 to 1, the foregoing limitations shall terminate and shall be of no further force and effect; and provided, further, however, that in calculating the limitations provided by the foregoing clauses (i) and (ii), Indebtedness of any person arising under a guaranty of direct obligations of the Company or any Subsidiary shall not be included.

     Limitation of Asset Sales. Except for the sales of assets in the ordinary course of business, the disposition of obsolete property, and dispositions relating to the Zale Bankruptcy Claim and the Company's investment in Solomon Brothers, the Company and its Subsidiaries may not sell or otherwise dispose of assets (including the capital stock of Subsidiaries) with a value in excess of $250,000, unless the Company or the applicable Subsidiary shall sell such assets at fair market value. The proceeds of any such asset sales shall either be reinvested by the Company or the applicable Subsidiary in property related to the existing lines of business of the Company and its Subsidiaries or be applied by the Company to reduce indebtedness in respect of the Revised Debt Agreements, the New Senior Secured Notes, the IRBs, and the New Senior Subordinated Notes in the order of priority relating to the applicable collateral set forth in the Intercreditor Agreement (as defined). See "Ranking of Indebtedness; Rights in Collateral; Collateral Agency and Intercreditor Agreement."

     Limitation on Transactions with Affiliates. With certain exceptions, neither the Company nor any Subsidiary will enter into any transaction with an Affiliate (as defined), except in good faith and on terms that are set forth in writing and that are no less favorable to the Company or the applicable Subsidiary than those that could have been obtained in a comparable transaction conducted on the arms length basis with a party not an Affiliate.

     "Affiliate" means, with respect to any person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such person. For the purpose of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, for the purpose of this definition, in no event shall the holder of New Senior Secured Notes or any of their Affiliates be deemed an Affiliate of the Company or of any of the Subsidiaries.

     Limitation on Restrictions on Distributions from Subsidiaries. Neither the Company nor any Subsidiary shall permit to exist or become effective any consensual restriction on the ability of any Subsidiary to (i) pay dividends on its stock or pay indebtedness owed to the Company, (ii) make any loans or advances to the Company, or (iii) transfer any of its property to the Company, except for the following: (a) restrictions provided by the Revised Debt Agreements, the IRBs, the New Senior Secured Notes or any other agreement in effect on the Issuance Date; (b) restrictions in agreements effecting a refinancing of indebtedness permitted under the New Senior Subordinated Note Indenture, provided such restrictions are not more restrictive than those replaced; (c) restrictions relating to foreign Subsidiaries imposed by the country under whose laws such Subsidiary is organized; and (d) certain other permitted restrictions.

     After Acquired Real Estate. The Company and its Subsidiaries shall notify the New Senior Subordinated Note Trustee of the acquisition, whether by ownership or lease, of any real property after the Issuance Date (other than leased real property having aggregate annual rentals of less than $100,000) and, subject to the rights of the holders of indebtedness under the Revised Debt Agreements, the IRBs, and the New Senior Secured Notes under the Intercreditor Agreement, shall take all such actions reasonably required by the holders of New Senior Subordinated Notes to grant such holders a perfected lien on such property.

     Merger, Consolidation, or Sale of Assets. The Company may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, another corporation, person or entity unless
(i) the Company is the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (ii) the successor assumes all of the obligations of the Company under the New Senior Subordinated Notes and the New Senior Subordinated Note Indenture, (iii) after such transaction, no Event of Default under the New Senior Subordinated Note Indenture exists, (iv) immediately after such transaction the successor or surviving corporation shall have a Consolidated Fixed Charge Ratio (A) from the Issuance Date until the first anniversary of the Issuance Date, of greater than or equal to 1.75 to 1, and (B) thereafter, of greater than or equal to 2.0 to 1, in each case determined on a pro forma basis after giving effect to such merger or consolidation, and (v) immediately after such transaction the successor or surviving corporation shall have Consolidated Net Worth at least equal to the Consolidated Net Worth of the Company prior to giving effect to such transaction.

     Home Office Payment Agreements. Payments of interest on, and all or any portion of the principal of, New Senior Subordinated Notes, in a minimum amount of $500,000, shall be made by the New Senior Subordinated Note Trustee directly to the holder of such New Senior Subordinated Notes by federal funds wire transfer if the Company has filed with the New Senior Subordinated Note Trustee a copy of an agreement between the Company and such holder providing for such method of payment. The Company will indemnify the New Senior Subordinated Note Trustee from any liability in connection with such agreement.

     Events of Default and Remedies

     An Event of Default with respect to the New Senior Subordinated Notes is defined in the New Senior Subordinated Note Indenture as: (a) default for 30 days in payment of interest on the New Senior Subordinated Notes; (b) default in payment when due of principal (whether or not prohibited by the subordination provisions contained in the New Senior Subordinated Note Indenture) of the New Senior Subordinated Notes; (c) failure of the Company or a Subsidiary Guarantor to comply with the merger and consolidation provisions of the New Senior Subordinated Note Indenture; (d) failure by the Company for 45 days and after notice to comply with any of its agreements in the New Senior Subordinated Note Indenture or the New Senior Subordinated Notes; (e) acceleration prior to maturity of, or the failure to pay at maturity of, indebtedness of the Company or any Subsidiary aggregating in excess of $2,000,000; (f) judgments aggregating in excess of $2,000,000 (excluding amounts covered by insurance as to which the insurer has not denied liability) rendered against the Company or any Subsidiary, and either (A) an enforcement action is commenced against the Company or the applicable Subsidiary, or (B) such judgment is not discharged or waived within 60 days and such default continues for a period of 20 days after notice to the Company; (g) certain events of bankruptcy or insolvency relating to the Company and the Subsidiaries; (h) any lien securing the New Senior Subordinated Notes shall fail to be in full force and effect or entitled to the applicable priority relating thereto and such default continues for a period of 20 days after notice to the Company; and (i) any guaranty supporting the New Senior Subordinated Notes shall cease to be in full force and effect and such default continues for a period of 20 days after notice to the Company. A "Default" means any event which is, or with the giving of notice or passage of time (or both) would be, an Event of Default.

     If any Event of Default occurs and is continuing with respect to the New Senior Subordinated Notes, the New Senior Subordinated Note Trustee or the holders of at least 25% in principal amount of the then outstanding New Senior Subordinated Notes may declare all the New Senior Subordinated Notes to be due and payable immediately; except that in the case of an Event of Default with respect to the New Senior Subordinated Notes arising from certain events of bankruptcy or insolvency, all outstanding New Senior Subordinated Notes shall become due and payable without any action or notice by the New Senior Subordinated Note Trustee or any holder of a New Senior Subordinated Note. Holders of New Senior Subordinated Notes may not enforce the New Senior Subordinated Note Indenture or the New Senior Subordinated Notes except as provided in the New Senior Subordinated Note Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding New Senior Subordinated Notes may direct the New Senior Subordinated Note Trustee in its exercise of any trust or power. The New Senior Subordinated Note Trustee may withhold from holders of the New Senior Subordinated Notes notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if the New Senior Subordinated Note Trustee determines that withholding notice is in such holders' interest.

     The holders of a majority in aggregate principal amount of the New Senior Subordinated Notes then outstanding may on behalf of the holders of all of the New Senior Subordinated Notes waive any past Default or Event of Default under the New Senior Subordinated Note Indenture, and the consequences of such Default or Event of Default, except a Default or Event of Default in the payment of the principal of or interest on the New Senior Subordinated Notes.

     The Company is required to deliver to the New Senior Subordinated Note Trustee quarterly a statement regarding compliance with the New Senior Subordinated Note Indenture and, upon becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

     A Director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the New Senior Subordinated Notes or the New Senior Subordinated Note Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the New Senior Subordinated Notes by accepting New




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

Senior Subordinated Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Senior Subordinated Notes.

     Satisfaction and Discharge of the New Senior Subordinated Note Indenture

     The Company may terminate its obligations under the New Senior Subordinated
Note Indenture at any time by delivering all outstanding New Senior Subordinated Notes of the New Senior Subordinated Note Trustee for cancellation. After all the New Senior Subordinated Notes have been called for redemption, the Company may terminate all of its obligations under the New Senior Subordinated Note Indenture (with certain exceptions), at any time, by in the case of redemption of the New Senior Subordinated Notes, depositing with the New Senior Subordinated Note Trustee money or non-callable U.S. Government obligations sufficient to pay all remaining indebtedness on the New Senior Subordinated Notes provided that a Default has not occurred and continues to exist on the date of deposit, or would occur after giving effect to such deposit, the obligations of the Company under the New Senior Subordinated Note Indenture terminate 92 days after such deposit.

     Amendment, Supplement, and Waiver

     Subject to certain exceptions, the New Senior Subordinated Note Indenture may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the New Senior Subordinated Notes then outstanding, and any existing default or compliance with any provision of such New Senior Subordinated Note Indenture or the New Senior Subordinated Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding New Senior Subordinated Notes without notice to any other holder of New Senior Subordinated Notes. Without the consent of any holder of the New Senior Subordinated Notes, the Company and the New Senior Subordinated Note Trustee may amend or supplement the New Senior Subordinated Note Indenture or the New Senior Subordinated Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated New Senior Subordinated Notes in addition to or in place of the certificated New Senior Subordinated Notes, to provide for the assumption of the Company's obligations to holders of the New Senior Subordinated Notes in the case of a merger or acquisition, to add guarantees, to add covenants of the Company for the benefit of the holders of the New Senior Subordinated Notes, to comply with any requirements of the TIA, or to make any change that does not materially adversely affect the legal rights of any holder of the New Senior Subordinated Notes. Without the consent of each holder affected, the Company may not reduce the amount of New Senior Subordinated Notes whose holders must consent to an amendment, reduce the rate of interest or change the interest payment time of any New Senior Subordinated Notes; reduce the principal of or change the fixed maturity of any New Senior Subordinated Notes or alter the redemption provision with respect thereto; make any New Senior Subordinated Notes payable in money other than that stated in the respective New Senior Subordinated Notes; increase the number of Interest Payment Dates on which the Company may exercise its option to deliver New Senior Subordinated Interest Notes in lieu of the payment of cash interest; make any change in the provisions concerning waiver of Defaults or Events of Default by holders of the New Senior Subordinated Notes or rights of holders to receive payment of principal or interest; make any change in the provisions concerning



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

the right of any holder to receive payment of principal of or interest on the New Senior Subordinated Notes held by such holder, on or after the respective due dates of the New Senior Subordinated Notes, or to bring suit for the enforcement of any such payment.

     The New Senior Subordinated Note Trustee

     Bankers Trust Company is the New Senior Subordinated Note Trustee under the New Senior Subordinated Note Indenture.

     The New Senior Subordinated Note Indenture contains certain limitations on the rights of the New Senior Subordinated Note Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The New Senior Subordinated Note Trustee will be permitted to engage in other transactions; however, if the New Senior Subordinated Note Trustee acquires any conflicting interest, such New Senior Subordinated Note Trustee must eliminate such conflict or resign.

     The holders of a majority in principal amount of the New Senior Subordinated Notes then outstanding have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the New Senior Subordinated Note Trustee. The New Senior Subordinated Note Indenture provides that, in case an Event of Default with respect to the New Senior Subordinated Notes issued thereunder shall occur (which shall not be cured), the New Senior Subordinated Note Trustee thereunder will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the New Senior Subordinated Note Trustee is under no obligation to exercise any of its rights or powers under the New Senior Subordinated Note Indenture at the request of any of the holders of any New Senior Subordinated Notes, unless such holders shall have offered to such New Senior Subordinated Note Trustee security and indemnity satisfactory to such New Senior Subordinated Note Trustee.

     Reports to Holders of New Senior Subordinated Notes

     The Company will furnish to holders of the New Senior Subordinated Notes all quarterly and annual reports which it furnishes to holders of its Class A Common Stock.

Description of the Exchangeable Preferred Stock

     General

     In connection with the consummation of the Recapitalization, the Company issued 2,533,255 shares of Exchangeable Preferred Stock to holders of Old Notes who tendered their Old Notes pursuant to the Exchange Offers. In connection with the consummation of the Recapitalization, the Company established the Little Switzerland Trust for the benefit of the Company and the holders of the Exchangeable Preferred Stock to secure the performance of the Company's obligations under the Certificate of Designation. In connection with the establishment of the Little Switzerland Trust, the Company entered into the



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

Trust Agreement with BayBank, as the Little Switzerland Trustee, pursuant to which the Company conveyed to the Little Switzerland Trustee the shares of Little Switzerland Common Stock which are being held solely for the use and benefit of the Company and the holders of Exchangeable Preferred Stock. The following is a summary of certain provisions of the Exchangeable Preferred Stock. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Organization, the Certificate of Designation and the Trust Agreement. Copies of the Articles of Organization, the Certificate of Designation and the Trust Agreement, which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part, are available from the Company, 25 Union Street, Chelsea, Massachusetts 02150, telephone number (617) 884-8500;
Attention: Manager of Corporate Communications.

     Each share of Exchangeable Preferred Stock has a liquidation preference of $14.59, plus accrued and unpaid dividends (the "Liquidation Value"), as adjusted to reflect subdivisions, combinations, reclassifications, stock dividends, stock splits or similar events relating to the Exchangeable Preferred Stock. The Exchangeable Preferred Stock is available only in registered form, without coupons.

     Ranking

     The Exchangeable Preferred Stock, as with all other classes and series of capital stock of the Company, is subordinated with respect to the payment of dividends, if any, and to the distribution of assets of the Company upon any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company to all existing and future indebtedness of the Company and its subsidiaries, including, without limitation, indebtedness under the Revised Debt Agreements, the New Senior Secured Notes, the IRBs, the New Senior Subordinated Notes, and the Old Notes. See "Allocation of Security Interests" on the cover of this Prospectus. As of May 29, 1994, the Exchangeable Preferred Stock was subordinate to approximately $86.4 million of indebtedness (excluding indebtedness to trade creditors) of the Company. The Exchangeable Preferred Stock also is subordinate to additional indebtedness of up to $35,000,000 under the New Credit Agreement and of up to approximately 100,000 troy ounces under the New Gold Agreements. As of May 29, 1994, the amount of indebtedness under the New Credit Agreement and New Gold Agreements was approximately $8.3 million and approximately 63,000 troy ounces, respectively. As of May 29, 1994, the amount of indebtedness to trade creditors outstanding was approximately $16.3 million. The Exchangeable Preferred Stock ranks senior to the Company's Class A Common Stock, Class B Common Stock and all other Junior Stock (as defined) with respect to dividends and to the distribution of assets of the Company upon any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company.

     While any shares of Exchangeable Preferred Stock are outstanding, the Company may not authorize or create any class or series of stock that is senior to or pari passu with the Exchangeable Preferred Stock with respect to dividends or liquidation without the consent of the holders of 75% of the outstanding shares of Exchangeable Preferred Stock voting together as a separate class.

     Collateral

     In order to further assure the holders of Exchangeable Preferred Stock the opportunity to exchange such shares of Exchangeable Preferred Stock for Little Switzerland Common Stock and/or other Exchange Property (as defined), the Company has granted the Little Switzerland Trustee for the benefit of the holders of Exchangeable Preferred Stock a security interest in and to the shares of Little Switzerland Common Stock and other Exchange Property held in the Little Switzerland Trust. See "--Exchange Rights."

     Certain Bankruptcy Limitations

     For a discussion of certain bankruptcy considerations, see "Risk Factors--Certain Bankruptcy Law Considerations" and "Certain Bankruptcy and Insolvency Considerations."

     Dividends

     No dividends will be paid on the Exchangeable Preferred Stock until after the Second Anniversary Date. Thereafter, holders of the shares of Exchangeable Preferred Stock will be entitled to receive when and as declared by the Board of Directors of the Company, cumulative cash dividends at the rate of 6% per annum of the Liquidation Value thereof. Dividends on the Exchangeable Preferred Stock will be payable semiannually on each November 15th and May 15th after the Second Anniversary Date. Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on the record date, not exceeding 60 days preceding the payment date, as shall be fixed by the Board of Directors of the Company. Dividends shall accrue from the Second Anniversary Date and will be cumulative from such date, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends. Dividends payable on the Exchangeable Preferred Stock shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The Company shall not declare, pay or set apart for payment any dividend or other distribution with respect to any Junior Stock (as defined) or, unless (A) all accrued dividends with respect to the Exchangeable Preferred Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (B) sufficient funds have been set apart for the payment of the dividends for the current dividend period with respect to the Exchangeable Preferred Stock. As long as shares of Exchangeable Preferred Stock are outstanding, the Company also shall not (i) issue or authorize the issuance of any shares of Exchangeable Preferred Stock other than those issued on the Issuance Date; (ii) create or issue any class of capital stock which is exchangeable into shares of Little Switzerland Common Stock; or (iii) redeem, retire, purchase or otherwise acquire any shares of Junior Stock.

     As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock, or options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term "Junior Stock" means Class A Common Stock, Class B Common Stock of the Company and any other class or capital stock of the Company now or hereafter issued and outstanding that ranks junior as to dividends or liquidation to the Exchangeable Preferred Stock.

     The Revised Debt Agreements, New Senior Secured Note Indenture, and New Senior Subordinated Note Indenture place restrictions on the Company's ability to pay dividends on the Exchangeable Preferred Stock.

     Liquidation Rights

     In the event of any liquidation, dissolution or winding up of the Company, a holder of Exchangeable Preferred Stock will be entitled to receive the Liquidation Value thereof before the distribution of any assets to the holders of Junior Stock. The rights of holders of Exchangeable Preferred Stock to exchange their preferred stock for shares of Little Switzerland Common Stock could be adversely affected in the event of the voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company. In such event the Little Switzerland Common Stock or other Exchange Property (as defined) in the Little Switzerland Trust could become subject to the claims of general creditors of the Company. See "Certain Bankruptcy and Insolvency Considerations."

     Redemption

     Mandatory Redemption. The Company will redeem all outstanding shares of Exchangeable Preferred Stock on December 31, 2000 at a price per share equal to the Liquidation Value thereof. The Company may pay such redemption price by delivering cash, Little Switzerland Common Stock, other Exchange Property or any combination thereof to a holder. For purposes of such redemption, Little Switzerland Common Stock or other Exchange Property will have a value equal to the fair market value thereof.

     The Revised Debt Agreements, New Senior Secured Note Indenture, and New Senior Subordinated Note Indenture place restrictions on the Company's ability to redeem the Exchangeable Preferred Stock.

     Optional Redemption. Except as set forth below, Exchangeable Preferred Stock may not be redeemed by the Company prior to the Second Anniversary Date. On and after such date, Exchangeable Preferred Stock may be redeemed at the option of the Company, in whole at any time or in part from time to time, at the redemption price (expressed as a percentage of the Liquidation Value) set forth below if redeemed during the twelve-month period beginning on May 15 of the year indicated below:


                   Year                                 Percentage
                   ---------------------                ----------
                   1995.................                   106%
                   1996.................                   104
                   1997.................                   102
                   1998 and thereafter..                   100


     The Company shall pay such redemption price by delivering cash. In the event that full cumulative dividends on the Exchangeable Preferred Stock have not been paid or declared and set apart for payment, Exchangeable Preferred Stock may not be redeemed in part.

     Notwithstanding the foregoing, in the event that during the period from the date of issuance until the Second Anniversary Date, the Closing Sales Price (as defined) for Little Switzerland Common Stock equals or exceeds $18.75 per share for 30 consecutive trading days, the Company may redeem the Exchangeable Preferred Stock in whole at a price per share equal to 100% of the Liquidation Value (a "Company Optional Redemption"). In the event of a Company Optional Redemption, the Company shall pay the redemption price by delivering cash.

     The Revised Debt Agreements, New Senior Secured Note Indenture, and New Senior Subordinated Note Indenture place restrictions on the Company's ability to redeem the Exchangeable Preferred Stock.

     Selection for and Notice of Redemption. If less than all of the shares of Exchangeable Preferred Stock are to be redeemed, the number of shares of Exchangeable Preferred Stock to be redeemed from each holder shall be the number of shares determined by multiplying the total number of shares of Exchangeable Preferred Stock to be redeemed by a fraction, the numerator of which shall be the total number of shares of Exchangeable Preferred Stock held by such holder and the denominator of which shall be the total number of shares of Exchangeable Preferred Stock then outstanding. Notice of redemption will be mailed not less than 45 days nor more than 60 days before the redemption date to each holder of record of shares of Exchangeable Preferred Stock to be redeemed at the address shown on the books of the Company. Each notice of redemption will specify, among other things, the date of redemption, the redemption price, and the type of consideration being paid in connection with the redemption. On and after the date fixed for redemption, provided that the redemption price has been duly paid or provided for, dividends shall cease to accrue on the Exchangeable Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding, and all rights of the holders of such shares as stockholders of the Company shall cease except the right to receive the consideration payable upon such redemption upon surrender of the certificates evidencing such shares.

     Exchange Rights

     Exchange at the Option of the Holder. A holder of Exchangeable Preferred Stock may exchange such stock for Exchange Property (as defined) at any time after March 1, 1994, at the then current exchange rate (the "Holder Optional Exchange"). Initially, the Exchange Property shall consist of the shares of Little Switzerland Common Stock which have been deposited by the Company in the Little Switzerland Trust in connection with the consummation of the Recapitalization, and each holder of a share of Exchangeable Preferred Stock shall be entitled to receive one share of Little Switzerland Common Stock for each share of Exchangeable Preferred Stock surrendered for exchange, subject to adjustment to reflect a subdivision, combination, reclassification, stock dividend, stock option, or similar event relating to the Exchangeable Preferred Stock or the Little Switzerland Common Stock (the "Exchange Rate"). In addition to the Company's shares of Little Switzerland Common Stock, the definition of "Exchange Property" also includes (i) any property (including cash) distributed in respect of Little Switzerland Common Stock, (ii) any property (including



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

cash) issued or distributed upon the exchange or conversion of Little Switzerland Common Stock, including upon any reorganization, consolidation or merger or any sale or transfer or lease of all or substantially all the assets of Little Switzerland, (iii) any property (including cash) paid by a person in connection with a tender offer or exchange offer for Little Switzerland Common Stock, and (iv) any interest paid or accrued on investments which are made by the Little Switzerland Trustee in accordance with the terms of the Trust Agreement; provided, however, that in the event that the shares of Little Switzerland Common Stock or any of the property described in clauses (i) through
(iv) above are converted into or exchanged for or otherwise reclassified into any other securities and/or other property, Exchange Property also shall include
(x) such other securities and/or property received by the Little Switzerland Trustee upon conversion thereof or in exchange therefor and (y) any securities or other property issued to the Little Switzerland Trustee with respect to the securities described in clause (x); provided, further, that Exchange Property does not include ordinary cash dividends paid on Exchange Property other than
(a) ordinary cash dividends which are paid during a Class Voting Period (as defined) and (b) any ordinary cash dividends (or portions thereof) which were previously distributed to the Company by the Little Switzerland Trustee and are subsequently determined to be extraordinary cash dividends. Except as set forth in the preceding sentence, the Company is entitled to all ordinary cash dividends paid on the Exchange Property. Under the Trust Agreement, an extraordinary cash dividend generally is defined as (i) any dividend which is designated as extraordinary when declared by a Board of Directors, (ii) any cash dividend which, when aggregated with all other cash dividends paid in the preceding 89 days, exceeds .75% of the average trading price of Little Switzerland Common Stock or (iii) any cash dividend which, when aggregated with all other cash dividends paid in the preceding 360 days, exceeds 3% of the average trading price of Little Switzerland Common Stock. In the event of any distribution, merger, consolidation or tender or exchange offer described above, the Exchange Rate shall be adjusted so that thereafter each holder of Exchangeable Preferred Stock surrendered for exchange will be entitled to receive the kind and amount of shares, securities and other property receivable upon or in connection with such distribution, merger, consolidation or tender or exchange offer by a holder of the number of shares of Little Switzerland Common Stock or other Exchange Property for which such Exchangeable Preferred Stock might have been exchanged immediately prior to such distribution, merger, consolidation or tender or exchange offer, as well as a pro rata share of any cash, securities and other property held for exchange by the Little Switzerland Trustee in accordance with the terms of the Certificate of Designation and the Little Switzerland Trust. The Company or the Little Switzerland Trustee will give holders of Exchangeable Preferred Stock prior notice as promptly as practicable after it receives notice of any adjustments in its Exchange Rate.

     If the Exchangeable Preferred Stock is surrendered for exchange during the period between the close of business on the record date for a dividend and the close of business on the payment date and has not been called for redemption within such period, such surrender must be accompanied by payment of an amount equal to the amount of dividend payable on such shares of Exchangeable Preferred Stock being surrendered for exchange. If Exchangeable Preferred Stock is called for redemption, the holder may exchange it at any time before the close of business on the redemption date.

     In order to exercise the right of exchange, a holder must (i) complete and manually sign the exchange notice on the back of the Exchangeable Preferred Stock (or complete and manually sign a facsimile thereof) and deliver such notice to the Little Switzerland Trustee, (ii) surrender the Exchangeable

Preferred Stock to the Little Switzerland Trustee by physical delivery, (iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay all transfer or similar taxes. Pursuant to the Certificate of Designation, the date on which such notice shall have been received by the Little Switzerland Trustee, and the Exchangeable Preferred Stock shall have been so surrendered to such trustee, is the exchange date. Such exchange notice shall be irrevocable and may not be withdrawn by a holder for any reason.

     The shares of Little Switzerland Common Stock which are exchangeable for shares of Exchangeable Preferred Stock have been registered under the Securities Act pursuant to a registration statement on Form S-3 (File No. 33-69924). A copy of the prospectus included in such registration statement is being delivered herewith. The Company has agreed to use its best efforts to keep such registration statement effective until the date on which all outstanding shares of Exchangeable Preferred Stock have been exchanged for shares of Little Switzerland Common Stock or have been redeemed or purchased by the Company pursuant to the Certificate of Designation.

     Little Switzerland Shareholder Rights Agreement

     Little Switzerland has adopted a Shareholder Rights Agreement. Upon the adoption of the Shareholder Rights Agreement, the Board of Directors declared a dividend distribution of one preferred stock purchase right (a "Right") for each share of Little Switzerland Common Stock outstanding upon the close of business on July 25, 1991. Each Right entitles the registered holder to purchase from Little Switzerland a unit consisting of one one-hundredth of a share (a "Unit") of Series A Preferred Stock at $50.00 per Unit. Each one one-hundredth of a share of Series A Preferred Stock of Little Switzerland ("Series A Preferred Stock") is designed to approximate the value of a share of Little Switzerland Common Stock.

     Initially, the Rights are not exercisable and are attached to all outstanding shares of Little Switzerland Common Stock. The Rights generally will separate from Little Switzerland Common Stock and be distributed to registered holders of Little Switzerland Common Stock upon the earliest to occur of (i) ten business days after the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the shares of Little Switzerland Common Stock then outstanding (the date of this public announcement will be hereinafter referred to as the "Stock Acquisition Date"); (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person; or (iii) the declaration by the Little Switzerland Board of Directors that any person is an Adverse Person as described below. A "Grandfathered Person" shall not become an Acquiring Person unless such person shall become the beneficial owner of more than the "Grandfathered Percentage" of the outstanding shares of Little Switzerland Common Stock. Under the Shareholder Rights Agreement, a "Grandfathered Person" is defined as (i) the Company, together with all of its associates and affiliates, and (ii) Fidelity Management & Research Company, Fidelity Management Trust Company and the funds which they manage (the "Fidelity Persons"), together with all of their associates and affiliates. The "Grandfathered Percentage" is defined in the Shareholder Rights Agreement as (i) with respect to the Company, the percentage of outstanding shares of Little Switzerland Common Stock that the Company beneficially owned as of the close of business on July 25, 1991, plus an additional two percentage points, and (ii) with respect to the Fidelity Persons, the percentage of outstanding shares of Little Switzerland Common Stock that the Fidelity Persons beneficially owned as a result of their acquisition of shares of Exchangeable Preferred Stock on the closing date of the Recapitalization, plus an additional two percentage points. In the event that either the Company or the Fidelity Persons shall sell, transfer or otherwise dispose of shares of Little Switzerland Common Stock or (in the case of the Fidelity Persons) shares of Exchangeable Preferred Stock, the Grandfathered Percentage shall, subsequent to such sale, transfer or other disposition, mean with respect to such person, the lesser of (i) the Grandfathered Percentage as in effect immediately prior to such sale, transfer or disposition or (ii) the percentage of outstanding shares of Little Switzerland Common Stock that such Grandfathered Person beneficially owns immediately following such sale, transfer or disposition plus an additional two percentage points. Unless previously redeemed or exchanged as provided below, the Rights will expire as of the close of business on July 24, 2001.

     The Little Switzerland Board of Directors could (in certain circumstances) declare a person to be an Adverse Person after a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Little Switzerland Common Stock.

     In the event that a person becomes an Acquiring Person or the Little Switzerland Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of Units of Series A Preferred Stock of Little Switzerland having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date,
(i) Little Switzerland consolidates with, or merges with and into, any other person, and Little Switzerland is not the continuing or surviving corporation,
(ii) any person consolidates with Little Switzerland, or merges with and into Little Switzerland and Little Switzerland is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Little Switzerland Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or
(iii) 50% or more of Little Switzerland's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Shareholder Rights Agreement) become null and void.

     At any time after a person becomes an Acquiring Person or the Little Switzerland Board of Directors determines that a person is an Adverse Person, the Little Switzerland Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Little Switzerland Common Stock or Units or Series A Preferred Stock at an exchange ratio of one share of Little Switzerland Common Stock or one Unit of Series A Preferred Stock per Right. Notwithstanding the foregoing, the Little Switzerland Board of Directors generally shall not be empowered to effect such exchange at any time after the person becomes the beneficial owner of 50% or more of the Little Switzerland Common Stock.

     The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Little Switzerland Common Stock or any other consideration deemed appropriate by the Little Switzerland Board of Directors) by the Little Switzerland Board of Directors at any time prior to the date on which a person is declared to be an Adverse Person, the tenth business day after the Stock Acquisition Date, the occurrence of an event giving rise to the Merger Right or the expiration date of the Shareholder Rights Agreement. Immediately upon the action of the Little Switzerland Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     Offer to Purchase Upon Change of Control

     Upon the occurrence of a Change of Control of the Company (as defined) and subject to compliance by the Company with its requirements under the Revised Debt Agreements, the IRBs, the New Senior Secured Note Indenture, and the New Senior Subordinated Note Indenture, each holder of Exchangeable Preferred Stock will have the right to require the Company to purchase all or any part, at such holder's option, of such holder's Exchangeable Preferred Stock at a purchase price in cash equal to the Liquidation Value thereof. It is unlikely that the "Change of Control" option will become exercisable in the foreseeable future.

     Within 30 days after any Change of Control, the Company shall mail a notice to each holder of Exchangeable Preferred Stock stating: (i) that a Change of Control has occurred, and that such holder has the right to require the Company to redeem such holder's Exchangeable Preferred Stock, in whole or in part, at a purchase price in cash equal to the Liquidation Value thereof or to exchange such holder's Exchangeable Preferred Stock for Exchange Property; (ii) the circumstances and relevant facts regarding such Change of Control; (iii) the date on which the Company will purchase the Exchangeable Preferred Stock from electing holders; (iv) the date until which holders of Exchangeable Preferred Stock may elect to have their Exchangeable Preferred Stock purchased; (v) the date until which electing holders of Exchangeable Preferred Stock may withdraw their election to have their Exchangeable Preferred Stock purchased; and (vi) instructions for tendering Exchangeable Preferred Stock. The Company also will comply with the provisions of Rule 13e-4, Rule 14e-1, and any other applicable tender offer rules under the Exchange Act if required and will file Schedule 13E-4 or any other Schedule if required thereunder in connection with any offer by the Company to purchase Exchangeable Preferred Stock upon a Change of Control of the Company.

     Prior to mailing the notice set forth in the preceding paragraph, one of the following events must have occurred: (i) the Company makes an offer to repay in full all monetary obligations under and in respect of the Revised Debt Agreements, the New Senior Secured Notes, the New Senior Subordinated Notes, and the IRBs, and either (A) 30 days, or such longer period as required by the Revised Debt Agreements, the New Senior Secured Notes, the IRBs or the New Senior Subordinated Notes, elapse after the date of such offer and no bank, gold supplier or holder of New Senior Secured Notes, the IRBs or New Senior Subordinated Notes accepts the offer, or (B) one or more banks, gold suppliers or holders of New Senior Secured Notes, the IRBs or New Senior Subordinated Notes accept the offer within 30 days, or such longer period as required by the Revised Debt Agreements, the New Senior Secured Notes, the IRBs or the New Senior Subordinated Notes, after the date of such offer and the Company repays all monetary obligations under and in respect of all banks, gold suppliers, and the holders of the New Senior Secured Notes, the IRBs, and New Senior Subordinated Notes in full, and 91 days elapse after the date of such repayment in full, or (ii) the Company does not make an offer to repay the indebtedness under the Revised Debt Agreements, the New Senior Secured Notes, the IRBs, and the New Senior Subordinated Notes, but obtains the requisite consents under the Revised Debt Agreements, the New Senior Secured Notes, the IRBs, and the New Senior Subordinated Notes to permit the purchase of the Exchangeable Preferred Stock. The right of holders of Exchangeable Preferred Stock to have their stock purchased at their option upon the occurrence of a Change in Control will be subject to the Company's compliance with the requirements of the preceding sentence.

     A "Change of Control of the Company" shall occur when (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons other than an affiliate or affiliates of the Company, (ii) the Company engages in any merger, consolidation, sale of capital stock, or any other transaction with any other person, with the effect that the stockholders of the Company immediately prior thereto own, directly or indirectly, in the aggregate less than 50% of the voting stock of (x) the Company if the Company is the surviving entity, or (y) the surviving or resulting entity if the Company is not the surviving entity, in each such case immediately after such transaction, or (iii) any person or persons acting together which would constitute a "group" (a "Group") for purposes of Section 13(d) and 14(d) of the Exchange Act (other than (A) C. William Carey, (B) any relative or spouse of C. William Carey who has the same principal residence as
C. William Carey, or any relative of such spouse who has the same principal residence as C. William Carey, or (C) any trust or other estate in which C. William Carey or any relative or spouse of C. William Carey who has the same principal residence as C. William Carey or any relative of such spouse who has the same principal residence as C. William Carey, has a substantial beneficial interest or as to which he or she, as the case may be, serves as trustee or in a similar fiduciary capacity) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of 50% or more of the voting stock of the Company; or (iv) the Company or any significant subsidiary (as defined in Rule 1.02 of Regulation S-X under the Securities Act) is liquidated, dissolved, or adopts a plan of liquidation pursuant to any bankruptcy laws.

     There is no established meaning of what constitutes a sale of "all or substantially all" of a company's assets. This uncertainty may make it difficult for a holder to determine whether or not a Change of Control of the Company has occurred, and thus, whether the holder is entitled to have its shares purchased by the Company. The Company could, in the future enter into certain transactions, including certain leveraged transactions, including, without limitation, leveraged transactions initiated or supported by the Company, the Company's management or an affiliate of the Company or the Company's management that would not constitute a Change of Control of the Company.

     The Revised Debt Agreements, the IRBs, the New Senior Secured Note Indenture, and the New Senior Subordinated Note Indenture place restrictions on the Company's ability to purchase shares of Exchangeable Preferred Stock upon a

Change of Control of the Company. In addition, the source of funds for any such purchases will be the Company's available cash or cash generated from operations or other sources, including borrowings, sales of assets or sales of equity. There can be no assurances, however, that sufficient funds will be available at the time of any Change of Control to purchase any shares of Exchangeable Preferred Stock.

     Trust Arrangements

     In connection with the consummation of the Recapitalization, the Company transferred to the Little Switzerland Trustee 2,533,279 shares of Little Switzerland Common Stock. The Little Switzerland Trustee holds such stock for the use and the benefit of the Company and the holders of Exchangeable Preferred Stock in accordance with the terms of the Certificate of Designation and the Trust Agreement. While such shares are held by the Little Switzerland Trustee, the Company may not sell, convey or otherwise transfer such shares of Little Switzerland Common Stock. The Little Switzerland Trustee will deliver the Exchange Property to holders who surrender Exchangeable Preferred Stock for exchange at the Exchange Rate.

     If Little Switzerland or any other issuer of securities which constitute Exchange Property shall grant subscription rights, options, warrants or other similar rights to holders of Exchange Property, the Little Switzerland Trustee will, to the extent such securities, other property or rights are transferable, sell all such securities, other property and rights, for cash. The Little Switzerland Trustee will apply the proceeds of any such sale first to the payment of any taxes incurred or deemed incurred by the Company or the Little Switzerland Trustee on such distribution or sale. The balance of the cash proceeds shall be Exchange Property and shall be held by the Little Switzerland Trustee for distribution pro rata with the other Exchange Property to be delivered to holders requesting exchange of the preferred stock. To the extent such securities, other property or rights are non-transferable, the Little Switzerland Trustee will (a) use its best efforts to cause such securities, other property or rights to be distributed to the holders of the Exchangeable Preferred Stock or (b) in the event not so distributed retain such securities, other property or rights for the benefit of the Company and the holders of the Exchangeable Preferred Stock.

     If the Company or the Little Switzerland Trustee incurs any federal, state, local or foreign tax liability as a result of its interest in the Little Switzerland Trust or the Exchange Property, the Little Switzerland Trustee will deliver cash which it then holds for exchange to the Company or to itself for payment of the taxes arising or deemed to arise from such transaction. If the cash held for exchange is insufficient to pay the amount of such taxes, the Little Switzerland Trustee will sell such Exchange Property as may be necessary to pay the amount of the insufficiency and any taxes payable by the Company or the Little Switzerland Trustee arising from such sale.

     Any cash held by the Little Switzerland Trustee that is deliverable upon exchange for Exchangeable Preferred Stock will be invested by the Little Switzerland Trustee in (i) U.S. Government obligations with a maturity of one year or less or (ii) certificates or deposit or acceptances with a maturity of one year or less of any financial institution that is a member of the Unites States Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000. Any interest or gain on such investments shall constitute Exchange Property and any holder exchanging shares of Exchangeable Preferred Stock shall be entitled to receive upon exchanges (in addition to the other Exchange Property which they are entitled to receive) their pro rata share of such interest or gain. To the extent Exchangeable Preferred Stock is redeemed prior to exchange, the Company will be entitled to receive from the Little Switzerland Trustee such Exchange Property held by the Little Switzerland Trustee for exchange which exceeds the amount of Exchange Property required to be held by the Little Switzerland Trustee for the exchange of all Exchangeable Preferred Stock remaining outstanding after such redemption. Any cash, securities or other property remaining in the Little Switzerland Trust after December 31, 2000, will be returned to the Company free of the terms of the Trust Agreement.

     Voting of Little Switzerland Common Stock and Other Matters

     Except during a Class Voting Period (as defined), the Company has the right to vote the shares of Little Switzerland Common Stock or other securities which constitute Exchange Property on all matters submitted for vote to the holders of such securities. During a Class Voting Period, the Little Switzerland Trustee shall vote such securities in the manner directed by the holders of Exchangeable Preferred Stock.

     Consolidation, Merger, and Sale of Assets

     The Company may not consolidate with or merge into, or transfer all or substantially all of its assets to, another corporation, person or entity (unless it is the surviving entity and the Exchangeable Preferred Stock is unchanged) unless (i) the surviving entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national services exchange in the United States or authorized for quotation on NASDAQ, and (ii) the Company shall make effective provision such that the holders of the Exchangeable Preferred Stock shall receive upon the consummation of such transaction exchangeable preferred stock of the surviving entity having substantially identical terms (including as to exchange) as the Exchangeable Preferred Stock.

     Voting Rights

     Except under the limited circumstances described below and as required by applicable law, the holders of Exchangeable Preferred Stock have no voting rights. If and whenever two semi-annual dividend payments on the Exchangeable Preferred Stock are in arrears, then during the period (hereinafter called the "Class Voting Period") commencing with such time and ending when all arrearages in dividends on the Exchangeable Preferred Stock shall have been paid, the holders of the Exchangeable Preferred Stock, voting together as a separate class, are entitled to elect one or more additional directors equal to 30% of the entire Board of Directors and each share of Exchangeable Preferred Stock is entitled to one vote in such election of directors. The term of any director so elected shall expire at the end of the Class Voting Period.

     The affirmative vote of the holders of 100% of the outstanding shares of Exchangeable Preferred Stock, voting together as a separate class, is required in order to change (i) the amount of the Liquidation Value or the dividend rate of, or other provisions relating to the calculation of the dividend on, the Exchangeable Preferred Stock, (ii) any provision relating to the mandatory redemption of the Exchangeable Preferred Stock; (iii) any provision relating to a Company Optional Redemption of the Exchangeable Preferred Stock; (iv) any provision relating to the exchange of Exchangeable Preferred Stock for Exchange Property; (v) any provision relating to the offer to purchase shares of Exchangeable Preferred Stock upon a change of control and (vi) any provisions relating to the voting rights of the Exchangeable Preferred Stock. The affirmative vote of the holders of at least 75% of the outstanding shares of Exchangeable Preferred Stock, voting together as a separate class, is required in order (i) to change, by amendment to the Company's Articles of Organization or otherwise, any other term or provision of the Exchangeable Preferred Stock so as to affect adversely any right, preference or voting power of the holders thereof or (ii) authorize the issuance of any class or series of stock of the Company that is senior to or pari passu with the Exchangeable Preferred Stock with respect to dividends or liquidation.

     Other Miscellaneous Matters

     To the knowledge of the Company, no person presently is making a market in the Exchangeable Preferred Stock. No person will be obligated to make a market in the Exchangeable Preferred Stock and any market making activity undertaken by any person may be discontinued at any time. There can be no assurance that an active public market for the Exchangeable Preferred Stock will develop and continue. See "Risk Factors--Lack of Established Market."

     Because the Exchangeable Preferred Stock may be exchangeable for shares of Little Switzerland Common Stock, the prices at which the Exchangeable Preferred Stock may trade in the market, if it trades at all, will likely be affected by the market price from time to time of Little Switzerland Common Stock.

                            SELLING SECURITYHOLDERS

     Because the Fidelity Funds may be deemed underwriters of New Senior Secured Notes or affiliates of the Company, this Prospectus covers any reoffers or resales of any Exchange Securities which were acquired by the Fidelity Funds pursuant to the Exchange Offers and any New Senior Secured Notes and Class A Common Stock which were acquired by the Fidelity Funds pursuant to the Secured Debt Offering. See also "Plan of Distribution" and "The Secured Debt Offering-General." The following table sets forth certain information with respect to (i) the respective amounts and percentages of New Senior Secured Notes which were acquired by the Fidelity Funds upon the closing of the Secured Debt Offering, (ii) the respective amounts and percentages of New Senior Subordinated Notes, shares and aggregate liquidation value of Exchangeable Preferred Stock, and shares of Class A Common Stock which were acquired by the Fidelity Funds upon the closing of the Exchange Offers, and (iii) the respective amounts of shares of Class A Common Stock which were acquired by the Fidelity Funds in connection with the Secured Debt Offering, in each case which are still owned by the Fidelity Funds as of June 30, 1994:


                                                           Percent-
                                      Percent-             age of
                                      age of               Aggre-
                                      Aggre-               gate
                                      gate                 Prin-                              Percent-
                                      Prin-                cipal                              age of              Percent- Percent-
                                      cipal                Amount                             Shares              age of   age of
                                      Amount  Principal    of New   Liquidation  Number of    of Ex-   Number of  Shares   Voting
                       Prinicpal      of New  Amount of    Senior   Value of     Shares of    change-  Shares of  of       Power
                       Amount of      Senior  New Senior   Sub-     Exchangeable Exchangeable able     Class A    Class A  of
                       New Senior     Secured Subordinated ordinat- Preferred    Preferred    Preferr- Common     Common   Common
Name of Fidelity Fund  Secured Notes  Notes   Notes        ed Notes Stock        Stock        ed Stock Stock      Stock    Stock
- ---------------------  -------------  ------- ------------ -------- ------------ ------------ -------- ---------  -------- --------
Fidelity Capital &
  Income Fund.....       $   840,000     5.0%  $11,852,470    19.5%  $ 7,618,547      522,176    20.6% 2,355,765     11.3%     5.0%
Certain Funds
  Managed by
  Fidelity Manage-
  ment Trust
  Company.........                 -       -     4,000,510     6.6       804,697       55,154     2.2    659,744      3.2      1.4
Fidelity Asset
  Manager.........           148,000     0.9     3,738,043     6.2       343,405       23,537     0.9    743,292      3.6      1.6
Spartan High
  Income Fund.....           424,000     2.5     2,935,007     4.8             -            -       -    583,839      2.8      1.2
Fidelity Puritan
  Fund............         1,720,000    10.4     2,684,413     4.4     1,635,510      112,098     4.4    534,507      2.6      1.1
Fidelity Advisor
  High Yield
  Portfolio.......           610,000     3.7       749,523     1.2       159,323       10,920     0.4    149,004      0.7      0.3
Variable Insurance
  Products Fund:
  High Income
  Portfolio.......                 -       -             -       -        58,360        4,000     0.2          -        -        -
- ------------------     -------------  ------- ------------ -------- ------------ ------------ -------- ---------  -------- --------
Total.............       $ 3,742,000    22.5%  $25,959,966    42.8%  $10,619,842      727,885    28.7% 5,026,151     24.2%    10.6%


    The Company will not receive any of the proceeds from the sale by the Fidelity Funds of the New Senior Secured Notes or the Exchange Securities.

                              PLAN OF DISTRIBUTION

    Because the Fidelity Funds may be deemed underwriters of New Senior Secured Notes or affiliates of the Company, this Prospectus covers any reoffers or resales of any Exchange Securities which were acquired by the Fidelity Funds pursuant to the Exchange Offers and New Senior Secured Notes and Class A Common Stock which were acquired by the Fidelity Funds in connection with the Secured Debt Offering. See "Selling Securityholders." In the event that any of such funds distribute any of these securities in the future, such securities may be sold from time to time to purchasers directly by any of such Fidelity Funds. Alternatively, the Fidelity Funds may offer from time to time the Exchange Securities which were acquired pursuant to the Exchange Offers and the New Senior Secured Notes and Class A Common Stock which were acquired in connection with the Secured Debt Offering through underwriters, dealers or agents who may receive compensation in the form of underwriter discounts, concessions or commissions from the Fidelity Funds and/or the purchasers of such securities for whom they act as agents. While the Fidelity Funds do not believe they will be underwriters under the Securities Act, the Fidelity Funds and any such underwriters, dealers or agents may be deemed underwriters in connection with such sales, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

    In connection with the Recapitalization, the Company entered into a Registration Effectiveness Agreement with the Fidelity Funds. Pursuant to this agreement, the Company agreed to use its best efforts (i) to file a post-effective amendment to the Prospectus within fifteen days after the closing of the Recapitalization and (ii) to keep the Prospectus effective until the earlier of (x) the date on which the Fidelity Funds notify the Company that they may dispose of the Exchange Securities which were acquired pursuant to the Exchange Offers and the New Senior Secured Notes and Class A Common Stock which were acquired in connection with the Secured Debt Offering owned by them without being subject to the restrictions set forth in Rule 144(e)(i) of the Securities Act or (y) the date on which the Fidelity Funds no longer own any of such securities. Under this agreement, if the Prospectus is not continuously effective for 120 days during any six month period, the Company also generally will make a cash payment to the Fidelity Funds equal to the product of (x) .00125 and (y) the aggregate principal amount of the securities owned by the Fidelity Funds as of the date of such payment which were acquired pursuant to the Recapitalization (the "Illiquidity Payment"). In the event that the Company fails to satisfy this test for four consecutive months, the amount of the cash payment required to be made by the Company will be increased by 100% of the Illiquidity Payment for such fourth calendar month and for each consecutive calendar month thereafter in which the Company is obligated to make an Illiquidity Payment. The Registration Effectiveness Agreement also provides that the Company will indemnify the Fidelity Funds and any controlling persons of such funds against certain liabilities, including liabilities under the Securities Act.

      RANKING OF INDEBTEDNESS; RIGHTS IN COLLATERAL; COLLATERAL AGENCY AND
                            INTERCREDITOR AGREEMENT

    Pursuant to the terms of the Revised Debt Agreements, the IRBs and the New Senior Secured Notes (collectively, the "Senior Recapitalization Facilities"), the Senior Recapitalization Facilities each rank pari passu in right of payment with each other, and the New Senior Subordinated Notes are subordinate and junior in right of payment to all indebtedness under the Senior Recapitalization Facilities. Therefore, (i) the holders of the Senior Recapitalization Facilities each have equal rights to bring an action to collect their respective indebtedness from the Borrowers and to obtain a judgment against the Borrowers in respect of such indebtedness, (ii) the Borrowers have not contractually agreed to pay their indebtedness under any of the Senior Recapitalization Facilities ahead of or after their indebtedness under any of the other Senior Recapitalization Facilities, and (iii) the rights of the holders of the New Senior Subordinated Notes to enforce such notes and to receive payments thereunder are limited as and to the extent provided by the subordination provisions of the New Senior Subordinated Note Indenture. See "Description of the New Securities-- Description of the New Senior Subordinated Notes--Subordination; Ranking."

    Notwithstanding the foregoing, the holders of indebtedness under the Revised Debt Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes have different rights in collateral securing such indebtedness. See "Allocation of Security Interests" on the front cover of the Prospectus for a discussion of the collateral securing such obligations and the priority of the liens in such collateral to be granted to such holders. As described in "Allocation of Security Interests" on the front cover of the Prospectus, although the obligations of the Borrowers in respect of the Revised Debt Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes are secured by liens in substantially all of the assets of the Company and its domestic subsidiaries, such liens are not of equal priority and, as a result, are not of equal value. In addition, pursuant to the Intercreditor Agreement, the rights of the holders of such indebtedness to exercise rights of foreclosure with respect to collateral in which they hold junior liens and security interests are limited. Therefore, to the extent that any such holders hold fewer (or no) first priority liens in collateral, such holders' rights in such collateral are adversely affected.

    The Intercreditor Agreement governs the respective rights in collateral of the holders of Indebtedness under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes and the New Senior Subordinated Notes (collectively, the "Claimants"). Pursuant to the Intercreditor Agreement, the Company and the Subsidiary Guarantors have granted security interests in substantially all of the assets of the Company and the Subsidiary Guarantors (collectively, the "Collateral") to a collateral agent (the "Collateral Agent"). As used herein and in the Intercreditor Agreement, the term "Collateral" refers to the assets of the Company and the Subsidiary Guarantors identified in "Allocation of Security Interests" on the front cover of the Prospectus. The Collateral Agent shall hold the liens and security interests in the Collateral for the benefit of the Claimants in the priority of the assets of the Company securing the Company's obligations under the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes. Pursuant to the Intercreditor Agreement, the priorities of the security interests and liens of the Claimants in the proceeds of Collateral shall be the same as the corresponding priorities with respect to the category of Collateral which gives rise to such proceeds (the "Related Category of Collateral"). As a general rule, if an item of property constituted proceeds of a Related Category of Collateral and also falls within another category of Collateral, the priority of the security interests and liens of the Claimants in such proceeds shall be determined with reference to the priorities applicable to the Related Category of Collateral.

    Each class of Claimants has deemed the Collateral Agent its agent with respect to the Collateral and delegate a "Representative" for purposes of the Intercreditor Agreement. The Collateral Agent shall appoint each Representative as its subagent with respect to those categories of Collateral in which the class of Claimants represented by such Representative holds a first priority security interest, for the purpose of taking all actions with respect to such categories of Collateral. Each Representative may act with respect to any category of Collateral within the scope of its subagency without consulting with the Collateral Agent. Pursuant to the Intercreditor Agreement, the Collateral Agent and the subagents shall not be trustees for and shall not have any fiduciary or quasi-fiduciary duty to the Claimants, except to the extent that the Collateral Agent or any subagent holds the proceeds of the liquidation of Collateral, in which case the Collateral Agent or the subagent, as applicable, shall hold such proceeds in trust for the benefit of the Claimants.

    Notwithstanding the provisions of the Intercreditor Agreement pursuant to which liens and security interests are granted to the Collateral Agent for the benefit of the Claimants, pursuant to the Intercreditor Agreement, each of the parties has agreed that the Gold Suppliers may hold security interests or liens in their own names. These security interests and liens are in addition to the security interests and liens which are perfected in the name of the Collateral Agent, and shall be held by the Gold Suppliers as additional comfort as to perfection of their security interests and liens in Collateral.

    Following the occurrence and during the continuance of any Event of Default (after giving effect to any applicable grace or cure periods and after the giving of any required notices) as defined in the New Credit Agreement, the New Gold Agreements, the IRBs, the New Senior Secured Note Indenture and the New Senior Subordinated Note Indenture, the applicable class of Claimants may instruct its Representative to give notice (a "Formal Event of Default Notice") to the Collateral Agent and the other Representatives of such default. Upon the delivery of a Formal Event of Default Notice, a formal event of default (a "Formal Event of Default") shall exist under the Intercreditor Agreement and the applicable Representative shall be entitled to exercise all rights and remedies, as subagent, for purposes of liquidation of the particular categories of Collateral in which its class of Claimants holds the first priority lien. If after delivery of a Formal Event of Default Notice the underlying Event of Default has been cured or waived, such Representative shall promptly notify the Collateral Agent and the other Representatives that the Formal Event of Default under the Intercreditor Agreement no longer remains effective. Pursuant to the Intercreditor Agreement, it is possible for more than one Formal Event of Default Notice to have been given and to be effective for concurrent or overlapping periods. As a result, at any one time more than one Representative may be entitled to exercise rights and remedies, as subagent, for purposes of liquidation of categories of Collateral in which its class of Claimants holds the first priority lien.

    Notwithstanding the existence of an Event of Default under its underlying transactional documents and the delivery of a Formal Event of Default Notice to the Collateral Agent and other Representatives, no class of Claimants holding a junior security interest or lien in a category of Collateral may exercise or instruct the Collateral Agent to exercise rights to collect upon, foreclose upon, or otherwise dispose of such Collateral unless (a) more than one (1) year has elapsed since the giving of the Formal Event of Default Notice by the Representative of such class of Claimants, which Formal Event of Default Notice was premised on a Material Event of Default (as defined below), (b) Formal Event of Default existed under the Intercreditor Agreement continuously at all times since the giving of such Formal Event of Default Notice, (c) the Representative of such class of Claimants has collected, foreclosed upon, disposed of, or made diligent and good faith efforts to collect, foreclose upon or dispose of all Collateral in which the class of Claimants it represents holds a first priority security interest, and (d) neither the Collateral Agent nor any Representative of a class of Claimants holding a senior security interest or lien in the category of Collateral has taken and is diligently pursuing steps to collect, foreclose upon or dispose of such Collateral; provided, however, the foregoing shall not apply to Claimants under the New Senior Subordinated Note Indenture or their Representative, which shall be subject to a permanent standstill as to enforcement of junior liens in Collateral. As defined in the Intercreditor Agreement, a "Material Event of Default" means a default in the payment of principal, interest or premium on the underlying indebtedness, after the expiration of all applicable grace periods, whether by maturity, acceleration or otherwise.

    Collections with respect to the liquidation of the Collateral shall be distributed among the Claimants, through their Representatives, in accordance with their respective priorities therein, with no distribution to a lower level of priority until all claims of the higher levels of priority are satisfied.

    In the event that the Company or any Subsidiary Guarantor sells, transfers or otherwise disposes of any Collateral outside the ordinary course of its business, such disposition shall be for fair value and the proceeds derived from such disposition shall be distributed to each class of Claimants in accordance with the priorities set forth in the Intercreditor Agreement. The Collateral Agent may release the security interests in and liens on the disposed Collateral at the direction of the Representative of the class of Claimants holding the first security interest and lien on the disposed Collateral without the need to obtain the consent of the Claimants holding junior liens on the disposed Collateral or their Representatives; provided, however, if the fair value of the disposed Collateral is in excess of $10,000,000, the consent of at least three Representatives of the five classes of Claimants shall be required for the Collateral Agent to release the security interests in and liens on such disposed Collateral.

    In the event of any bankruptcy or other insolvency proceeding by or against the Company or any Subsidiary Guarantor, the Intercreditor Agreement shall remain in full force and effect. Nothing contained in the Intercreditor Agreement limits the right of the holders of the Revised Debt Agreements, the IRBs, the New Senior Secured Notes or the New Senior Subordinated Notes to file a proof of claim in any such bankruptcy or insolvency proceeding or to vote its claims against the debtor in such proceedings. However, the provisions of the Intercreditor Agreement with respect to priorities of security interests and liens, distributions of proceeds of Collateral, and limitations on the exercise of rights and remedies with respect to Collateral, shall remain in full force and effect during any such bankruptcy or insolvency proceeding.

                          DESCRIPTION OF CAPITAL STOCK

Preferred Stock

    The Company is currently authorized to issue up to 5,000,000 shares of Preferred Stock, par value $1.00 per share. Pursuant to the Company's Articles, the Board of Directors is authorized, without further stockholder approval, to issue shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as determined by the Board of Directors. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both. In connection with the consummation of the Recapitalization, the Company filed the Certificate of Designation authorizing the issuance of up to 2,700,000 shares of Exchangeable Preferred Stock.

    The issuance of Preferred Stock, while providing desirable flexibility in connection with a possible investment in the Company, possible acquisitions by the Company and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring the Company.

    As of June 17, 1994, there were 3 holders of record of Exchangeable Preferred Stock.

Common Stock

    The Company is authorized to issue up to 20,000,000 shares of Class A Common Stock, par value $0.01 per share and 8,000,000 shares of Class B Common Stock, par value $0.01 per share. Except as noted below, holders of both classes of Common Stock are entitled to receive ratably, such dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the Company, holders of both classes of Common Stock have the right to a ratable portion of assets remaining after payment of liabilities and distribution of liquidation preferences to holders of any outstanding shares of Preferred Stock. See "--Preferred Stock." The holders of Common Stock have no preemptive rights or, except in the case of the Class B Common Stock, rights to convert their Common Stock into any other securities and such holders are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock are fully paid and non-assessable. The transfer agent for the Common Stock is State Street Bank and Trust Company.

    Class A Common Stock

    Each share of Class A Common Stock entitles the holder thereof to one vote on all matters submitted to the stockholders of the Company generally. All actions submitted to a vote of stockholders will be voted on by holders of Class A Common Stock and of Class B Common Stock voting together, provided however, that twenty-five percent (25%) of the Directors of the Company are Class A Directors and are elected by a majority vote of the holders of Class A Common Stock voting separately as a class. Except for the aforementioned election of Directors and as otherwise provided by law, there is no separate class voting on any matters. The Class A Common Stock also is entitled to a dividend preference



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over the Class B Common Stock. See "--Class B Common Stock." As of June 17,
1994, there were approximately 975 record holders of the Class A Common Stock.

    Class B Common Stock

    Each share of Class B Common Stock entitles the holder thereof to ten (10) votes on all matters submitted to stockholders. All actions submitted to a vote of stockholders will be voted on by holders of Class A Common Stock and of Class B Common Stock voting together except as noted above. See "--Class A Common Stock." Except for the aforementioned election of Directors and as otherwise provided by law, there is no separate class voting on any matters.

    As of the date of this Prospectus, the Class B Common Stock represents 11.4% of the Company's outstanding equity, but has 56.27% of the combined voting power of the Company's outstanding Class A Common Stock and Class B Common Stock. Holders of the Class B Common Stock will be able to elect 75% of the directors of the Company as long as they hold at least 9.1% of the Company's outstanding equity (assuming no change in the total number of outstanding shares of Common Stock). In addition, such holders of Class B Common Stock will have the ability to approve or disapprove acquisitions, mergers, consolidations and similar extraordinary transactions requiring a vote of stockholders. See "--Massachusetts Anti-Takeover Laws and Certain Provisions of the Articles and By-Laws."

    Cash dividends may be declared and paid on Class B Common Stock only if a dividend of an amount of cash at a quarterly rate no less than $.025 per share in excess of the dividend on Class B Common Stock will be paid on Class A Common Stock. The Board in its discretion also may declare and pay a dividend in stock of the Company, provided, however, that such dividend shall be declared pro rata on both Class A Common Stock and Class B Common Stock.

    Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

    As of June 17, 1994, there were 30 record holders of the Class B Common
Stock.

Registration Rights

    In connection with the Bank Forbearance Agreement, the Company entered into a registration rights agreement with the Banks on July 3, 1992 (the "Registration Rights Agreement"), with respect to the 602,224 shares of Class A Common Stock issued to the Banks. Pursuant to the Registration Rights Agreement, these shares were registered in a registration statement on Form S-3 (File No. 33-72488).

    The warrants (the "Warrants") granted to the Financial Advisors in connection with the Recapitalization provide the Financial Advisors with the right to have the shares of Class A Common Stock issued upon exercise of the Warrants registered by the Company in certain circumstances. Capitalized terms used in this paragraph and not otherwise defined herein are defined in the Warrants. Pursuant to the Warrants, if, at any time after the date on which the Warrants are granted, the Company proposes to register any Class A Common Stock



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under the Securities Act in connection with the public offering of such securities for its own account or the account of a security holder or holders exercising their respective demand rights, other than certain offerings, the holders of Registerable Securities shall be entitled to include such Registerable Securities in such registration. If such registration is an underwritten public offering, the underwriter may exclude from registration some or all of the Registerable Securities if the underwriter determines that marketing factors so require. The Company generally is required to bear all expenses of any registration pursuant to the Warrants, other than certain expenses of the holders of Registerable Securities.

Massachusetts Anti-Takeover Laws and Certain Provisions of the Articles and By-Laws

    A number of provisions of the Articles and By-Laws deal with matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as certain sections of the Massachusetts General Laws, the Company's two classes of Common Stock, which have unequal voting rights, and the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of Class A Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with classified Board of Directors, the two classes of Common Stock and the ability of the Board to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent Directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of the Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of Class A Common Stock. The Board of Directors of the Company believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect."

    Under Chapter 110F of the Massachusetts General Laws, a Massachusetts corporation like the Company with more than 200 stockholders may not engage in a "business combination" (as defined below) with an "interested stockholder" (as defined below) for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" generally is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting



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stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other specified transactions resulting in a financial benefit to the interested stockholder.

    Under Chapter 110D of the Massachusetts General Laws, any person (hereinafter, the "acquirer") who makes a bona fide offer to acquire, or acquires, shares of stock of a Massachusetts corporation like the Company that when combined with shares already owned, would increase the acquirer's ownership to at least 20%, 33 1/3%, or a majority of the voting stock of such company, must obtain the approval of a majority of shares held by all stockholders except the acquirer and the officers and inside Directors of the corporation in order to vote the shares acquired.

    The Articles contain a super majority voting provision, pursuant to which 90% of the votes entitled to be voted thereon are required for the approval of certain business combinations (including mergers, consolidations, sale of substantially all of the Company's assets, and liquidations), if the business combination has not been approved by a majority of the Directors then in office.

    The Articles contain a super majority voting provision, pursuant to which 90% of the votes entitled to be voted thereon are required for the approval by the stockholders of any amendments, alterations, change, or repeal of the Articles and By-Laws if such action has not been first approved by the Company's Board of Directors then in office.

    In addition to the above-described provisions, the Articles provide that Directors may not be removed, with or without cause, except by vote of 90% of the votes entitled to be voted thereon, or by vote of a majority of the members of the Board of Directors then in office. The Articles divide the Board of Directors into three equal classes, with members of each class to serve for three years. In addition, the By-Laws set forth certain notice and informational requirements and time limitations on any Director nomination which a stockholder wishes to propose for consideration at an annual or special meeting of stockholders.

Indemnification; Limitation of Liability

    The By-Laws provide that the Directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. In addition, the Articles provide that the Directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as Directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their actions as Directors.



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                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General

    Set forth below is a discussion of material federal income tax consequences associated with the ownership and disposition of New Senior Secured Notes, New Senior Subordinated Notes, Class A Common Stock and Exchangeable Preferred Stock. Also set forth below is a discussion of the material federal income tax consequences of the Recapitalization to the Company which may have had or will have an adverse effect on the Company. The following discussion represents the opinion of Goodwin, Procter & Hoar, counsel to the Company ("Tax Counsel"), on the matters associated with such consequences that are material. The federal income tax discussion set forth below does not purport to be a complete analysis or listing of all potential tax considerations that may be relevant to a decision to purchase New Senior Secured Notes and the Exchange Securities. The discussion addresses neither the tax consequences that may be relevant to particular categories of investors subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations and foreign investors, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. The discussion is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations promulgated thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change, and any such change could affect the continuing validity of this discussion.

    Furthermore, the federal income tax consequences associated with the ownership and disposition of New Senior Secured Notes and the Exchange Securities and of transactions such as the Recapitalization are unclear in certain respects. Although Tax Counsel believes that the Company's positions on certain issues, as set forth below, are reasonable interpretations of the law, there can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view. In particular, the proper determination of the "issue price" of a New Senior Subordinated Note for purposes of calculating original issue discount is unclear. This uncertainty results because such issue price depends on whether the Old Notes or the New Senior Subordinated Notes were traded on an "established securities market" within the meaning of the Code provisions governing the calculation of original issue discount and on the application of certain provisions relating to "potentially abusive situations." As discussed below, Tax Counsel is of the opinion that the Company has a reasonable basis for taking the position that, for all relevant federal income tax purposes, the "issue price" of a New Senior Subordinated Note for purposes of calculating original issue discount is equal to its stated principal amount. See "Tax Treatment of the New Senior Secured Notes and New Senior Subordinated Notes--Original Issue Discount--New Senior Subordinated Notes." This opinion is based upon a determination, after consideration of certain factual information provided to Tax Counsel at the time of the Recapitalization, that the Company has a reasonable basis for taking the position that neither the Old Notes nor the New Senior Subordinated Notes were "traded on an established securities market" within the meaning of the Code provisions governing the calculation of original issue discount and that certain provisions relating to "potentially abusive situations" did not apply to the Recapitalization. However, there can be no assurance that the Service will not determine that the Old Notes or the New



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

Senior Subordinated Notes were traded on an established securities market within the meaning of these rules or that the potentially abusive situation provisions were applicable. If the Service were to determine that either the Old Notes or the New Senior Subordinated Notes were traded on an established securities market or that the potentially abusive situation provisions were applicable, the issue price of the New Senior Subordinated Notes would be equal to their fair market value at the time of the Recapitalization (based on certain trades of either the Old Notes or the New Senior Subordinated Notes) and not their stated principal amount. If the Service's position were sustained and if the issue price of the New Senior Subordinated Notes were based upon fair market value, there could be a substantial increase in the amount of cancellation of indebtedness income recognized by the Company as a result of the Recapitalization and in the amount of original issue discount on such notes.

Tax Treatment of the New Senior Secured Notes and New Senior Subordinated Notes

General

    On April 8, 1986, the Federal Register published proposed regulations (the "Original Proposed Regulations") relating to the original issue discount provisions of the Code. On December 22, 1992, the Federal Register published new proposed regulations (the "Proposed Regulations") relating to the original issue discount provisions of the Code. The Proposed Regulations were intended to revise and amend the Original Proposed Regulations and withdrew the majority of the Original Proposed Regulations effective December 22, 1992. On January 27, 1994, the Service issued new final and temporary regulations relating to the original issue discount provisions of the Code (the "Final Regulations"). The Final Regulations generally apply to debt instruments issued on or after April 4, 1994. In addition, the preamble to the Final Regulations provides that (i) a taxpayer generally may rely on the Final Regulations for debt instruments issued after December 21, 1992, and (ii) the Service will allow taxpayers to treat the Proposed Regulations as authority under Section 6662 of the Code (relating to accuracy-related penalties) for debt instruments (such as the New Senior Secured Notes and the New Senior Subordinated Notes) issued after December 21, 1992, and prior to April 4, 1994.

    Prior to the consummation of the Recapitalization, the federal income tax consequences of the proposed Recapitalization, including the tax treatment of the New Senior Secured Notes and the New Senior Subordinated Notes, were determined based in large part on the Proposed Regulations, which, although in fact not effective at such time, provided the best indication of the Service's position on matters relating to the original issue discount provisions of the Code. Potential investors and participants in the Recapitalization were provided with disclosure of the anticipated federal income tax consequences associated with their potential investment and/or participation that was based in large part on the Proposed Regulations. Nonetheless, it does not appear that the Final Regulations have materially and adversely modified the provisions of the Proposed Regulations upon which the Company had relied. Accordingly, because taxpayers are entitled to rely on the Final Regulations for debt instruments issued after December 21, 1992, but are entitled only to treat the Proposed Regulations as authority under Section 6662 of the Code, the Company believes



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

that it is appropriate to rely on the Final Regulations, and, except as otherwise noted, the following discussion of original issue discount and related matters is based on the Final Regulations.

    The Final Regulations, as well as the Proposed Regulations, are ambiguous in many respects, and the proper application of either set of regulations to the New Senior Secured Notes and New Senior Subordinated Notes cannot be determined with assurance in the absence of further guidance from the Service. Accordingly, the federal income tax treatment of the New Senior Secured Notes and New Senior Subordinated Notes may differ from that described below.

    Stated Interest on the New Senior Secured Notes and New Senior Subordinated Notes

    A holder of a New Senior Secured Note, a New Senior Subordinated Note or a New Senior Subordinated Interest Note generally will be required to report as income, for federal income tax purposes, interest accrued on such note in accordance with the holder's method of tax accounting, unless such interest is required to be included in income as original issue discount, as discussed below. Tax Counsel is of the opinion that the New Senior Secured Notes were not issued with original issue discount within the meaning of the Code, and, therefore, that holders of New Senior Secured Notes will include stated interest thereon in income in accordance with their method of tax accounting, subject to certain rules discussed below. Although the treatment of the New Senior Subordinated Notes and any New Senior Subordinated Interest Notes under the Code and the Final Regulations is unclear, Tax Counsel is of the opinion that (i) the New Senior Subordinated Notes and any New Senior Subordinated Interest Notes that have been issued were issued with original issue discount pursuant to the Code and the Final Regulations, which includes the stated interest on such notes, and (ii) any New Senior Subordinated Interest Notes to be issued will be issued with original issue discount. Accordingly, each holder of such notes (whether a cash or accrual method taxpayer) will be required to include such original issue discount in income as it accrues, subject to the provisions described below.

    Original Issue Discount--General

    A debt instrument has original issue discount if its "stated redemption price at maturity" exceeds its "issue price," subject to a statutory de minimis exception. In general, under the Final Regulations, the amount of original issue discount, if any, accrued (and recognized as income) with respect to a debt instrument for each "accrual period" is the product of (i) the "adjusted issue price" at the beginning of the accrual period (generally, the original issue price plus previously accrued original issue discount less any payments other than "qualified stated interest" (as defined below)) and (ii) the yield to maturity of the debt instrument (determined on the basis of compounding at the end of each accrual period), less (iii) the amount of any qualified stated interest allocable to the accrual period. The resulting amount is allocated ratably to each day of the accrual period. The amount includible in a holder's income (whether on the cash or accrual method of accounting) with respect to the debt instrument is the sum of the resulting daily portions of original issue discount for each day of the taxable year in which the




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holder held the debt instrument. Modified rules apply to the final accrual period and in the case of a short initial accrual period. Similar rules appeared in the Proposed Regulations.

    Generally, the tax basis of a debt instrument in the hands of the holder will be increased by the amount of original issue discount, if any, on the debt instrument that is included in the holder's income pursuant to these rules and will be decreased by the amount of any payment received under the debt instrument other than a payment of qualified stated interest. A holder's initial tax basis in a New Senior Secured Note or New Senior Subordinated Note will be determined under the general rules of the Code, and, in the case of a holder that purchases any such outstanding note for cash, will equal the purchase price paid for such note.

    Tax Counsel is of the opinion that there is original issue discount on the New Senior Subordinated Notes. Accordingly, holders of New Senior Subordinated Notes will have to include in income original issue discount as it accrues regardless of whether they receive a corresponding amount of cash, subject to certain provisions discussed below.

    Original Issue Discount--New Senior Subordinated Notes

    Pursuant to Sections 1273 and 1274 of the Code, the issue price of the New Senior Subordinated Notes generally depended upon (i) whether the New Senior Subordinated Notes or the Old Notes were "traded on an established securities market" (an "established market") at the time of the Recapitalization and, if no such instrument was so traded, (ii) whether the New Senior Subordinated Notes provide for "adequate stated interest." For these purposes, the Final Regulations provide that an established market includes national securities exchanges, certain "inter-dealer quotation systems," certain foreign exchanges, certain contract markets and interbank markets. Debt is also treated as traded on an established market under the Final Regulations if it is "property appearing on a quotation medium" or a "readily quotable debt instrument." Property appears on a quotation medium if it is property that appears on a system of general circulation (a "quotation medium") that provides a reasonable basis to determine fair market value by disseminating either recent price quotations from identified brokers, dealers, or traders or actual prices of recent sales transactions. A quotation medium includes a computer listing of recent sales prices disseminated to subscribing brokers, dealers, or traders. A debt instrument is a readily quotable debt instrument if price quotations are readily available from dealers, brokers, or traders. Under the Final Regulations the Old Notes or the New Senior Subordinated Notes would be treated as publicly traded if they were traded on such an established market at any time during the 60 day period ending 30 days after the issuance of the New Senior Subordinated Notes. Similar rules appeared in the Proposed Regulations.

    If neither the Old Notes nor the New Senior Subordinated Notes were considered traded on an established market, as so defined, then, pursuant to
Section 1274 of the Code, the issue price of the New Senior Subordinated Notes equals their stated principal amount because such notes have "adequate stated interest" within the meaning of Section 1274. However, if either the Old Notes or the New Senior Subordinated Notes were treated as traded on an established market, then the issue price of the New Senior Subordinated Notes would be based on their fair market value at the time of the Recapitalization, as determined by such trading. In addition, Section 1274 of the Code provides that, in certain



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"potentially abusive situations," the issue price of the New Senior Subordinated
Notes may be equal to fair market value.

    The provisions of the Final Regulations defining debt that is traded (or exchanged for property that is traded) on an established market (as well as the corresponding provisions in the Proposed Regulations) are clearly intended to identify debt instruments for which there is a reliable indicator of fair market value. If such fair market value can be accurately determined at the time of issuance of a debt instrument (through either market trading of such debt instrument or market trading of the property for which the debt instrument is issued) then it is appropriate to use such fair market value as the issue price of such debt instrument.

    Based on conversations with the Financial Advisors regarding the various services that provided price information with respect to the Old Notes prior to the Recapitalization, as of the date of the Recapitalization it did not appear that such price information provided a reliable indicator of the then-current fair market value of the Old Notes. As a result, and based on the assumption that the nature of the price information with respect to the New Senior Subordinated Notes would be the same as the price information with respect to the Old Notes, Tax Counsel advised the Company that it had a reasonable basis for taking the position that neither the Old Notes nor the New Senior Subordinated Notes were traded on an established market. Based on conversations with the Financial Advisers subsequent to the Recapitalization, it appears that the price information with respect to the New Senior Subordinated Notes during the period immediately following the Recapitalization was similar to the price information that was available with respect to the Old Notes. Accordingly, and provided that such price information remained unchanged during the 30 day period following the Recapitalization, Tax Counsel continues to be of the opinion that the Company has a reasonable basis for the position that the New Senior Subordinated Notes were not traded on an established market.

    Under Section 1274(b) of the Code, the issue price of the New Senior Subordinated Notes would be based on their fair market value at the time of the Recapitalization if the New Senior Subordinated Notes were considered to have been issued in a "potentially abusive situation." Under Section 1274(b), the term "potentially abusive situation" includes a "tax shelter" as defined in
Section 6662(d) of the Code. Section 1274(b) also provides that the term "potentially abusive situation" includes any other situation which, by reason of
(i) recent sales transactions, (ii) nonrecourse financing, (iii) financing with a term in excess of the economic life of the property or (iv) other circumstances, is of a type which the Secretary of the Treasury specifies by regulations as having potential for tax avoidance. In general, under both the Proposed Regulations and the Final Regulations any situation involving a recent sales transaction, nonrecourse financing, financing with a term in excess of the useful life of the property, or a debt instrument with "clearly excessive interest" constitutes a potentially abusive situation. Under both the Proposed Regulations and the Final Regulations, an issuer's determination that a debt instrument is or is not issued in a potentially abusive situation is binding on all holders of the debt instrument; provided that a holder may take an inconsistent position if proper disclosure is made to the Service.

    Tax Counsel is of the opinion that issuance of the New Senior Subordinated Notes did not constitute a situation involving a "tax shelter" within the meaning of Section 6662(d) of the Code. In addition, although the issue is not



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free from doubt, Tax Counsel is of the opinion that the New Senior Subordinated
Notes were not issued in any of the other potentially abusive situations identified by the Proposed or Final Regulations. The only such other potentially abusive situation that could possibly have been applicable to the issuance of the New Senior Subordinated Notes is the "recent sales transaction" situation. In particular, if the term "recent sales transaction" is construed broadly, it would arguably include any sale of an Old Note occurring shortly before the issuance of the New Senior Subordinated Notes, in which case the New Senior Subordinated Notes would have an issue price based on their fair market value at the time of the Recapitalization (assuming such recent sales of Old Notes did occur). Such a reading, however, conflicts with, and would effectively eliminate, the general rule summarized above that the issue price of the New Senior Subordinated Notes should be based on fair market value only if either the Old Notes or the New Senior Subordinated Notes were considered "traded on an established securities market." In Tax Counsel's opinion, the recent sales transaction provisions in the potentially abusive situation rules should not be read to eliminate the "traded on an established securities market" requirement. Accordingly, although the issue is not free from doubt due to the lack of authority interpreting the potentially abusive situation rules, Tax Counsel is of the opinion that the issuance of the New Senior Subordinated Notes was not treated as a "potentially abusive situation" within the meaning of Section 1274(b) of the Code.

    Based on Tax Counsel's opinion that (i) the Company has a reasonable basis for taking the position that neither the Old Notes nor the New Senior Subordinated Notes were traded on an established market and (ii) the potentially abusive situation provisions did not apply, Tax Counsel is of the opinion, subject to the assumptions above, that the Company has a reasonable basis for taking the position that the issue price of the New Senior Subordinated Notes equals their stated principal amount. However, there can be no assurance that the Service will not take the position that the Old Notes or the New Senior Subordinated Notes were traded on an established market or that the potentially abusive situation provisions apply, either of which could affect the issue price of the New Senior Subordinated Notes.

         In general, under both the Proposed Regulations and the Final Regulations, the stated redemption price at maturity of a debt instrument means the amount payable at maturity and any other amounts payable other than "qualified stated interest payments" (defined generally as stated interest that is unconditionally payable in cash or property (other than debt of the issuer), or that will be constructively received under Section 451 of the Code, at least annually at a single fixed rate). Because the Company has the right to pay any of the first four interest payments on the New Senior Subordinated Notes in the form of New Senior Subordinated Interest Notes, the stated redemption price at maturity of the New Senior Subordinated Notes equals their stated principal amount plus the sum of the interest payments thereon. Thus, the New Senior Subordinated Notes have original issue discount, which holders of the New Senior Subordinated Notes generally will have to include in income as it accrues over the term of such notes at the rate of 13% (the yield to maturity of the New Senior Subordinated Notes assuming semi-annual accrual periods are used), in the manner described above but subject to the provisions discussed below.



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    The proper treatment under the Final Regulations of any New Senior
Subordinated Interest Notes issued by the Company in lieu of cash interest payments is unclear. The Final Regulations state that an option to pay interest with additional debt instruments is treated as an option to defer payment of such interest, and any such additional debt instruments are treated as part of the original debt instrument. This rule also appeared in the Proposed Regulations.

    Based on the Proposed and Final Regulations' treatment of New Senior Subordinated Interest Notes as part of the New Senior Subordinated Notes, Tax Counsel has advised the Company that it may take the position that any such New Senior Subordinated Interest Notes represent a pro rata portion of the adjusted issue price and the stated redemption price at maturity of the New Senior Subordinated Notes issued pursuant to the Recapitalization (and any outstanding New Senior Subordinated Interest Notes), rather than payments of interest. Accordingly, upon issuance of New Senior Subordinated Interest Notes to pay interest, the Company may take the position that each of the adjusted issue price and the stated redemption price at maturity of the original New Senior Subordinated Notes (and any outstanding New Senior Subordinated Interest Notes) at such time should be allocated between such notes and the New Senior Subordinated Interest Notes based on their relative principal amounts. In accordance with this position, any New Senior Subordinated Interest Notes should have (i) an issue price equal to their stated principal amount and (ii) original issue discount proportionate to the original issue discount on the New Senior Subordinated Notes, and thus the holders of New Senior Subordinated Interest Notes should account for the interest on such notes as original issue discount as it accrues at the rate of 13% (the yield to maturity of such notes assuming semi-annual accrual periods are used), in the manner described above.

    Original Issue Discount--New Senior Secured Notes

    Because each New Senior Secured Note was sold for an amount of cash equal to its stated principal amount, pursuant to Section 1273 of the Code the issue price of a New Senior Secured Note equals its stated principal amount. In addition, interest payments with respect to the New Senior Secured Notes constitute "qualified stated interest payments," and, therefore, the stated redemption price at maturity of a New Senior Secured Note equals its stated principal amount. Accordingly, the New Senior Secured Notes do not have original issue discount within the meaning of the Code and the Final Regulations.

    Acquisition Premium

    Under Section 1272 of the Code and the Final Regulations, as well as the Proposed Regulations, to the extent that a holder of a New Senior Subordinated Note has a tax basis (with certain adjustments) in such New Senior Subordinated
Note in excess of its adjusted issue price (as defined above) (such excess, an "acquisition premium"), such holder will be allowed to offset part or all of any original issue discount which such holder of the New Senior Subordinated Note would otherwise be required to take into account, by the amount of such excess. Alternatively, a holder of a debt instrument with an acquisition premium may elect to compute original issue discount accruals by in effect treating the issue price of the debt instrument as equal to the holder's tax basis.



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    A holder that purchases a New Senior Subordinated Note for more than its adjusted issue price will have an acquisition premium with respect to such note.

    Original Issue Discount--Reporting Requirements

    In general, the Company is required to provide annual information statements to holders of the New Senior Subordinated Notes and any New Senior Subordinated Interest Notes and to the Service setting forth the amount of original issue discount determined to be attributable to the New Senior Subordinated Notes and any New Senior Subordinated Interest Notes for that year.

    Amortizable Bond Premium

    A holder that acquires a New Senior Secured Note or New Senior Subordinated Note at an "amortizable bond premium" may elect to deduct a portion of such premium with respect to the New Senior Secured Note or New Senior Subordinated
Note in each taxable year in which he holds the New Senior Secured Note or New Senior Subordinated Note. In addition, a holder that acquires a New Senior Subordinated Note at an amortizable bond premium generally will not be required to include in income any original issue discount with respect to such New Senior Subordinated Note. Amortizable bond premium is generally defined as the excess of the holder's tax basis in a bond over the stated redemption price at maturity of the bond.

    The election to amortize bond premium applies to all taxable bonds held by the holder at the beginning of the first taxable year to which the election applies and to all taxable bonds that a holder acquires thereafter, and is binding for all subsequent taxable years for all taxable bonds of the holder, unless the Service consents to revocation of the election. A holder who elects to amortize bond premium must reduce his tax basis in the related obligation by the amount of the aggregate deductions allowable for amortizable bond premium.

    Market Discount

    If a New Senior Secured Note or New Senior Subordinated Note (including a New Senior Subordinated Interest Note) is acquired at a "market discount," some or all of any gain realized upon a sale or other disposition, partial principal payment, or payment at maturity of such security may be treated as ordinary income, as described below. For this purpose "market discount" is generally the excess of (i) the stated redemption price at maturity of the security (or in the case of a security issued with original issue discount, its issue price plus previously accrued original issue discount) over (ii) such holder's tax basis in such security, except that if such excess is less than 1/4% of the stated redemption price at maturity times the number of complete years from acquisition to maturity, the market discount is considered to be zero.

    Upon the sale, retirement or other disposition of a "market discount bond," gain will generally be recognized as ordinary income to the extent of the market discount accrued during the holder's period of ownership. An



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exception is made for certain tax-free exchanges, in which case any accrued market discount on the outstanding security will carry over to the newly issued security received in exchange for the old market discount security.

    The amount of market discount treated as having accrued will be determined either on a ratable basis or, if the holder so elects, on a constant interest method. A holder may make that election with respect to any New Senior Secured Note or New Senior Subordinated Note, or all such securities held by him, and such election is irrevocable. In lieu of including accrued market discount income at the time of disposition, a holder of such securities acquired at a market discount may elect to include market discount in income currently, through the use of either the ratable inclusion method or the elective constant interest method. Once made, such an election applies to all New Senior Secured Notes or New Senior Subordinated Notes and other market discount bonds acquired by the holder during the taxable year for which the election is made, and in all subsequent taxable years of the holder, unless the Service consents to a revocation of the election. If an election is made to include market discount in income currently, the basis of the securities in the hand of the holder will be increased by the market discount thereon as it is includible in income.

    Unless a holder who acquires a debt instrument at a market discount elects to include market discount in income currently, such holder may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

    Although the Service has broad regulatory authority to issue regulations with respect to the treatment of market discount, no such regulations have been issued or proposed to date. In the absence of Treasury regulations implementing the market discount rules, the treatment under such rules of any New Senior Secured Notes or New Senior Subordinated Notes with market discount is not entirely clear and holders are urged to consult with their own tax advisors with respect to such treatment.

    Election to Treat All Interest As Original Issue Discount

    Effective for debt instruments acquired on or after April 4, 1994, the Final Regulations provide that a holder of a debt instrument may elect to treat all interest that accrues on the debt instrument as original issue discount, subject to certain requirements. "Interest" for this purpose includes stated interest, original issue discount, market discount, de minimis original issue and market discount, acquisition discount and unstated interest, as adjusted for any acquisition premium or amortizable bond premium. Making this election for a debt instrument with market discount or amortizable bond premium, respectively, also triggers a deemed election to include market discount in income currently on a modified constant interest method for all of the holder's other market discount bonds and a deemed election to amortize bond premium for the holder's other bonds with amortizable bond premium.



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

    Disposition of New Senior Secured Notes and New Senior Subordinated Notes

    Subject to the market discount rules discussed above, a holder of a New Senior Secured Note or New Senior Subordinated Note (including any New Senior Subordinated Interest Notes) will recognize gain or loss upon the sale, redemption, retirement or other disposition of such security measured by the difference between (i) the amount of cash and the fair market value of property received (except to the extent attributable to the payment of accrued interest) and (ii) the holder's adjusted tax basis (other than any basis attributable to accrued interest on the securities). Except as otherwise provided under the market discount rules, gain or loss recognized will be capital gain or loss provided the New Senior Secured Note or New Senior Subordinated Note is held as a capital asset by the holder, and will be long-term capital gain or loss if the holder has held such security (or is treated as having held such security) for longer than one year. Although the issue is not free from doubt, based on the Final Regulations' treatment of any New Senior Subordinated Interest Notes as part of the original New Senior Subordinated Notes, for purposes of applying the foregoing rules, holders should be able to allocate their basis in a New Senior Subordinated Note between such note and any New Senior Subordinated Interest Notes issued thereon based on their relative principal amounts.

Tax Consequences of Holding Stock

    In general, the sale or exchange of Exchangeable Preferred Stock or Class A Common Stock (other than certain redemptions taxed as distributions) will result in gain or loss to the holder thereof in an amount equal to the difference between the amount realized on such sale or exchange and the holder's tax basis in the stock. Such gain or loss will be capital gain or loss if the stock has been held as a capital asset, and will constitute long-term capital gain or loss if such stock has been held (or is treated as having been held) for more than one year. An exchange of Exchangeable Preferred Stock for stock of Little Switzerland pursuant to the terms of the preferred stock will constitute a taxable exchange, on which the holder will recognize a gain or loss.

    Dividends on any Exchangeable Preferred Stock or Class A Common Stock paid out of current or accumulated earnings and profits will be ordinary income to the holders thereof when paid, but in the case of corporate holders generally will be eligible for the corporate dividends received deduction. Distributions in excess of earnings and profits will be treated first as a tax-free return of capital, reducing the holder's tax basis in the stock on which such distributions are made, and any such distributions in excess of the holder's basis will be treated as gain realized on the sale of such stock.

    Under Section 305 of the Code and the Treasury Regulations promulgated thereunder, the excess of the redemption price of a "preferred stock" (as specially defined under the Section 305 regulations) over the issue price of the preferred stock (such excess, a "redemption premium") may constitute a taxable distribution of stock on preferred stock, to be amortized into income by the holder of the preferred stock. Although the issue is not free from doubt, Tax Counsel is of the opinion that these rules will not cause holders of Exchangeable Preferred Stock to recognize taxable stock distributions on their Exchangeable Preferred Stock.



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

Backup Withholding

    Holders of the New Senior Secured Notes, New Senior Subordinated Notes, New Senior Subordinated Interest Notes, Exchangeable Preferred Stock or Class A Common Stock may be subject to backup withholding at a rate of 31% with respect to interest (including original issue discount) or dividends paid on them unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this factor or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A holder of New Senior Secured Notes, New Senior Subordinated Notes, New Senior Subordinated Interest Notes, Exchangeable Preferred Stock or Class A Common Stock that does not provide the Company with his correct taxpayer identification number may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the holder's income tax liability.

    The Company will report to the holders of the New Senior Secured Notes, New Senior Subordinated Notes, New Senior Subordinated Interest Notes, Exchangeable Preferred Stock or Class A Common Stock and to the Service the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to the payments on such notes or stock.

Tax Consequences of the Recapitalization to the Company

    Cancellation of Indebtedness Income

    A debtor generally recognizes income for federal income tax purposes upon the cancellation or extinguishment of its indebtedness ("COD income"), and, as discussed below, the Company recognized COD income as a result of the Recapitalization. However, as also discussed below, provided that the issue price of the New Senior Subordinated Notes for purposes of calculating original issue discount equals their stated principal amount, the Company should have had sufficient net operating loss carryforwards and losses incurred during the fiscal year in which the Recapitalization occurred (collectively, "NOLs") available to offset this COD income and eliminate any federal income tax liability that would otherwise have arisen as a result of any such COD income.

    Amount of COD Income

    For purposes of determining the amount of COD income of a debtor corporation that issues a package of consideration, including a new debt instrument and stock, in satisfaction of an outstanding debt instrument, the debtor is treated as having satisfied the outstanding debt with an amount of money equal to the issue price of the new debt instrument as determined for calculating original issue discount plus the fair market value of the stock. In addition, the amount of an outstanding debt instrument for this purpose is its "adjusted issue price" as determined under the original issue discount rules. See "--Tax Treatment of the New Senior Secured Notes and New Senior Subordinated Notes--Original Issue Discount--General."



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    The Company has informed Tax Counsel that the aggregate adjusted issue price of the exchanged Old 13% Notes as of May 14, 1993, equaled approximately $88,800,000 and the amount of accrued interest on the exchanged Old 13% Notes as of May 14, 1993, equaled approximately $10,700,000. The Company has informed Tax Counsel that the aggregate adjusted issue price of the exchanged Old 10 1/4% Notes as of May 14, 1993, equaled approximately $24,400,000 and the amount of accrued interest on the exchanged Old 10 1/4% Notes as of May 14, 1993, equaled approximately $2,300,000. Thus, based upon (i) an aggregate issue price of the New Senior Subordinated Notes issued to holders of Old Notes equal to their aggregate stated principal amount of approximately $53,500,000, (ii) an aggregate fair market value of the Exchangeable Preferred Stock issued to holders of Old Notes equal to approximately $37,000,000, and (iii) an aggregate fair market value of the Class A Common Stock issued to holders of Old Notes equal to approximately $26,900,000, the Company recognized approximately $8,800,000 of COD income with respect to the Old Notes. The amount of COD income recognized as a result of the Recapitalization would increase significantly if, as discussed above, the issue price of the New Senior Subordinated Notes were determined to be the fair market value of such notes or if the Service were to successfully challenge the foregoing valuations of the Class A Common Stock and Exchangeable Preferred Stock issued in the Recapitalization.

    Exchange of Preferred Stock

    The Company will recognize gain upon the exchange of the Exchangeable Preferred Stock for Little Switzerland Common Stock to the extent the value of the Little Switzerland Common Stock distributed in the exchange exceeds the Company's adjusted basis therein at such time.

    Limitation on the Use of Net Operating Losses

    Deductions for a loss corporation's NOLs and capital loss carryovers and, in some cases, its built-in losses, are limited as to their utilization after such corporation undergoes a "ownership change" within the meaning of Section 382 of the Code. In general, an ownership change occurs with respect to a loss corporation if, as of the close of the relevant "testing date" the percentage of stock of the corporation owned by one or more "5% shareholders" has increased by more than 50 percentage points over the lowest percentage of stock of such corporation owned by such shareholders at any time during the relevant "testing period" (generally, three years).

    The Company was a loss corporation, and the new issuances of Class A Common Stock and Exchangeable Preferred Stock pursuant to the Recapitalization, plus other issuances of Class A Common Stock during the testing period, resulted in an ownership change of the Company within the meaning of Section 382. Consequently, the Company's ability to utilize any NOLs or capital loss carryovers that arose prior to the Recapitalization is substantially reduced. The Company has informed Tax Counsel that at February 28, 1993, the Company had net operating loss carryforwards for tax purposes of approximately $24 million.

    The Company has obtained a private letter ruling from the Service to the effect that the COD income resulting from the consummation of the Recapitalization may be allocated to the period prior to the Recapitalization.



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Based on such ruling, such COD income may be offset with pre-exchange NOLs without regard to the limitations of Section 382. The amount of any remaining pre-exchange NOLs that may be utilized in each taxable year after the taxable year in which the Recapitalization occurred (the "annual limitation") will equal the value of the Company's stock immediately before the Recapitalization multiplied by the "long-term tax-exempt rate" for the month in which the Recapitalization occurred (5.77% for May 1993); subject to the rules described below regarding recognized built-in gains and provided that any unused annual limitation from a taxable year will carry forward on a continuous basis to the next taxable year.

    Notwithstanding that the Recapitalization caused an ownership change within the meaning of Section 382, any built-in gain of the Company that arose prior to the ownership change and which is recognized during a taxable year any portion of which is within the 5 year period beginning on the date of the ownership change generally may be offset with the Company's NOLs from periods prior to the ownership change if the Company had a "net unrealized built-in gain" immediately before the ownership change and the amount of such net unrealized built-in gain exceeded certain threshold amounts. Based on representations from the Company, Tax Counsel is of the opinion that the Company had a net unrealized built-in gain in excess of the applicable threshold amount at the time the Recapitalization was consummated, so that built-in gains recognized in the 5 year period beginning on the date of the Recapitalization may be offset with pre-exchange NOLs. In addition, because the Company had a net unrealized built-in gain, any built-in losses recognized after the Recapitalization will not be subject to limitation under Section 382. The gain inherent in the Company's Little Switzerland Common Stock is an item of built-in gain. Based on certain representations and projections provided by the Company, the Company should have a sufficient "net unrealized built-in gain" to be able to use any remaining pre-ownership change NOLs to offset gain resulting from the exchange of Exchangeable Preferred Stock for Little Switzerland Common Stock; provided that such exchange occurs during a taxable year a portion of which is within the 5 year period beginning with the date of the Recapitalization.

    Alternative Minimum Tax

    In general, the Company is subject to an "alternative minimum tax" at the rate of 20% on its "alternative minimum taxable income" to the extent such 20% tax exceeds the Company's regular federal income tax for the taxable year. The Company's "alternative minimum taxable income" is its regular taxable income (including COD income calculated as described above), determined with certain adjustments and increased by certain items of tax preference. Under these rules, the Company's net operating loss carryovers (as adjusted for alternative minimum tax purposes) cannot offset more than 90% of the Company's alternative minimum taxable income. Based on the Company's determination of its (estimated) alternative minimum taxable income and alternative minimum tax net operating loss deduction for the fiscal year ending February 28, 1994, the Company should not have incurred an alternative minimum tax as a result of the Recapitalization. If, however, the actual amount of alternative minimum taxable income recognized by the Company were more than such (estimated) amount (determined by the Company), the Company could have incurred an alternative minimum tax as a result of the Recapitalization.



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    Deductibility of Original Issue Discount

    Although original issue discount is ordinarily deductible in the same manner as interest, the ability of the Company to deduct original issue discount as it accrues on the New Senior Subordinated Notes depends upon the application of certain provisions of the Code that limit the deductibility of interest on "applicable high yield discount obligations" issued by corporations. In general, under Section 163(i) of the Code, any debt instrument that has a term of more than five years and a yield that exceeds the "applicable federal rate" (as defined in Section 1274(d) of the Code) for the month in which the debt instrument is issued by five or more percentage points and that has "significant original issue discount" will be treated as an "applicable high yield discount obligation." An obligation has significant original issue discount if the amount includible in gross income of a holder (including accruals of original issue discount) through the end of the first "accrual period" (within the meaning of
Section 1272(a)(5) of the Code) ending after the date five years after the date of issue of the obligation exceeds the sum of the amount of interest paid in cash through such period, plus the product of the issue price of such instrument and its yield to maturity. It is assumed for this purpose that cash payments are made on the last date permitted under the debt instrument and that any payment made in the form of another obligation of the issuer is assumed to be made when such obligation is required to be paid in cash. In the case of any debt instrument that constitutes an "applicable high yield discount obligation" the issuer is permitted to deduct original issue discount only as it is paid in cash, and, to the extent that the yield on such obligation exceeds the applicable federal rate by more than six percentage points (the "disqualified portion"), no deduction will be allowed for the portion of the original issue discount that represents such excess yield.

    For corporate holders of applicable high yield discount obligations, to the extent that the disqualified portion of the original issue discount on the obligation would have been treated as a dividend if it had been distributed by the issuer with respect to its stock, such disqualified portion is treated as a dividend received from the issuer for purposes of the dividend received deduction provisions of the Code.

    Under Section 1272(a)(5) of the Code, except as provided in regulations, the accrual periods of a debt instrument generally are the six month periods ending on the day in the calendar year corresponding to the maturity date of the debt instrument or the date six months before such maturity date. Under the Final Regulations, however, accrual periods may be of any length, provided that each accrual period is no longer than one year and that each scheduled payment of principal or interest on the debt instrument occurs either on the final day of an accrual period or on the first day of an accrual period. The Final Regulations also provide that an issuer's choice of accrual periods to determine original issue discount for a debt instrument is used to determine whether the debt instrument has significant original issue discount. Similar rules appeared in the Proposed Regulations.



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    The first accrual period (as defined in Section 1272(a)(5) of the Code without regard to the Final Regulations) ending after the fifth anniversary of the issuance of the New Senior Subordinated Notes will be the final accrual period ending with their maturity date on May 31, 1998. At the close of such final accrual period all the accrued interest on the New Senior Subordinated Notes (represented by the New Senior Subordinated Interest Notes) will be paid. Under the Final Regulations, the first accrual period ending after the fifth anniversary of the issuance of the New Senior Subordinated Notes also will be the final short accrual period ending with their maturity date of May 31, 1998. Therefore, regardless of which definition is used, the New Senior Subordinated Notes should not have "significant original issue discount" and should not be "applicable high yield discount obligations."

    THE FOREGOING SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION AND DISPOSITION OF NEW SENIOR SECURED NOTES AND EXCHANGE SECURITIES AND OF CERTAIN CONSEQUENCES OF THE RECAPITALIZATION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING ON AN INDIVIDUAL BASIS. A PARTICULAR HOLDER'S DECISION TO ACQUIRE NEW SENIOR SECURED NOTES OR EXCHANGE SECURITIES MAY REQUIRE CONSIDERATION OF FEDERAL INCOME TAX CONCERNS OR ISSUES WHICH ARE NOT DISCUSSED ABOVE. MOREOVER, IN ADDITION TO THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSED ABOVE, THE ACQUISITION AND DISPOSITION OF NEW SENIOR SECURED NOTES OR EXCHANGE SECURITIES MAY HAVE, AND THE RECAPITALIZATION MAY HAVE HAD, SIGNIFICANT STATE, LOCAL OR FOREIGN INCOME TAX CONSEQUENCES WHICH ARE NOT DISCUSSED ABOVE. ACCORDINGLY, PROSPECTIVE PURCHASERS OF NEW SENIOR SECURED NOTES, NEW SENIOR SUBORDINATED NOTES, NEW SENIOR SUBORDINATED INTEREST NOTES, EXCHANGEABLE PREFERRED STOCK, OR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF SUCH PURCHASE TO SUCH HOLDER, WITH SPECIFIC REFERENCE TO THE EFFECT OF ITS OWN PARTICULAR FACTS AND CIRCUMSTANCES ON THE MATTERS DISCUSSED HEREIN.



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                CERTAIN BANKRUPTCY AND INSOLVENCY CONSIDERATIONS

General

    There are certain bankruptcy and insolvency considerations associated with transactions such as the Recapitalization which could affect holders of the New Securities and the New Senior Secured Notes.

    The Company believes that the ability of the holders of the New Senior Secured Notes and the New Senior Subordinated Notes to recover their investment is likely to be significantly impaired in a bankruptcy proceeding. Given the risks inherent in the reorganization process, including (i) the potential deterioration of the business of the Company and its subsidiaries during a bankruptcy proceeding, (ii) the possible losses of a significant number of employees, (iii) the additional administrative expense associated with a bankruptcy case and (iv) the enhanced risk that state regulatory authorities may determine not to renew or extend or to revoke the Company's licenses or approvals to conduct business, it is not possible to determine what percentage the holders of New Senior Secured Notes, New Senior Subordinated Notes and Exchangeable Preferred Stock are likely to recover in a bankruptcy reorganization. Ultimate recovery would depend on, among other things, the impact of the bankruptcy proceedings on the business of the Company, the treatment of the debt and preferred stock in such a plan of reorganization and the length of time necessary to complete the reorganization process. It is not unusual for complex bankruptcy proceedings to continue for a period of years before a plan of reorganization is completed and payments are made. Such reorganization could adversely affect the Company's ability to generate revenues from operations or asset sales and could significantly diminish the saleable value of its assets. Alternatively, in certain circumstances, the Company could be required to liquidate its assets or a liquidating plan under the Bankruptcy Code.

Amount of Claim

    Unmatured interest (which generally includes original issue discount) is not allowable as a claim under the Bankruptcy Code. If the Company files a voluntary petition or is the subject of an involuntary proceeding under the Bankruptcy Code, it is possible that a bankruptcy court might determine that a portion of the New Senior Subordinated Notes represents unmatured interest. Such a decision could cause the claims of holders of New Senior Subordinated Notes allowed in any subsequent bankruptcy to be less than the face amount of the New Senior Subordinated Notes.

    Prior to April 1992, certain court decisions suggested that an exchange of like face amounts of debt securities in a consensual out-of-court restructuring would give rise to original issue discount which would be treated as unmatured interest. However, on April 10, 1992, the United States Court of Appeals for the Second Circuit (the "Second Circuit"), in a matter entitled In re Chateaugay Corporation (the "LTV Case"), cited public policy considerations in support of its holding that, on the facts of that case, no new original issue discount was created by the exchange of existing debt securities for equal face amounts of new debt securities. This decision favors limiting the instances in which original issue discount is created in exchange offers in order to avoid chilling the process by which the capital structures of ailing companies are restructured in consensual out-of-court restructurings. On June 12, 1992, the United States



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Court of Appeals for the Fifth Circuit agreed with the Second Circuit's ruling in the LTV Case when it ruled in In re Pengo Industries, Inc. (No. 91-1769) that a face value, debt-for-debt exchange in a consensual out-of-court restructuring does not produce original issue discount.

    However, notwithstanding the Second Circuit's decision in the LTV Case and the Fifth Circuit's decision in In re Pengo, there can be no assurance that a bankruptcy court reviewing the Exchange Offers would come to a conclusion similar to the Second Circuit's regarding the creation of original issue discount in the Exchange Offers. The holding of the LTV Case may not be controlling in the jurisdiction of a bankruptcy court reviewing the Exchange Offers. In addition, the facts in the LTV Case may differ in important ways from the facts in the Exchange Offers and a bankruptcy court may choose to distinguish the Second Circuit's decision on the facts in coming to a different conclusion.

    If the New Senior Subordinated Notes were found to be issued with original issue discount, it is likely that the holder of such notes would be allowed a claim for interest accruing and original issue discount amortized between completion of the Exchange Offers and the time a petition were to be filed in bankruptcy by or against the Company. If a bankruptcy proceeding were to be commenced by or against the Company, and if the court were to adopt this approach, claims by holders of Old Notes would be allowed in an amount equal to 100% of the principal amount of such Old Notes plus interest accrued to the date of the filing of a bankruptcy petition by or against the Company.

    The amount of the claim of holders of New Senior Subordinated Notes allowed in bankruptcy proceedings may be substantially less than the face amount of the New Senior Subordinated Notes at such time. Accordingly, holders of New Senior Subordinated Notes may under such circumstances, even if sufficient funds are available, receive a lesser amount than they would be entitled to under the express terms of the applicable indenture, which amount might be less than the amount calculated for federal income tax purposes. Shares of Exchangeable Preferred Stock would represent a claim in bankruptcy ranking below all debt claims except to the extent of the right to exchange such shares for shares of Little Switzerland Common Stock.

Fraudulent Conveyance or Transfer

    The issuance by the Subsidiary Guarantors of the New Senior Secured Note Guarantees and the New Senior Subordinated Note Guarantees and the consummation of the Exchange Offers could be challenged under state and federal fraudulent conveyance laws.

    Holders of the New Senior Secured Notes and New Senior Subordinated Notes are creditors of the Subsidiary Guarantors by virtue of the New Senior Secured Note Guarantees and the New Senior Subordinated Note Guarantees. Existing or future creditors of a Subsidiary Guarantor could, under state and federal fraudulent conveyance laws, avoid or subordinate the guarantees issued by a Subsidiary Guarantor if they were successful in establishing that (i) such guaranty was incurred with intent to hinder, delay, or defraud any present or future creditor or such Subsidiary Guarantor contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (ii) such Subsidiary Guarantor did not receive fair consideration for



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issuing its guarantees and that it (A) was insolvent at the time of such issuance, or (B) was rendered insolvent by reason of such issuance, or (C) was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry on its business, or (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured. A determination of whether a Subsidiary Guarantor received fair consideration for issuing a guaranty involves a factual analysis of the benefits received by such Subsidiary Guarantor. While some courts have considered indirect benefits such as the improvement of the financial position of the consolidated entity, many courts have restricted benefits to the amount of funds received by the subsidiary. If it were determined that a Subsidiary Guarantor did not receive fair consideration and was insolvent at the time it issued its guarantees (or was rendered insolvent as a result thereof), then such guarantees may not be enforceable. Even if the guarantees are not set aside under state or federal fraudulent conveyance law, the guarantees may be enforceable only to the extent, if any, of the value of the benefits received by such Subsidiary Guarantor from the Recapitalization.

    Existing or future creditors of the Company could, under state and federal fraudulent conveyance laws, avoid the Exchange Offers as a fraudulent transfer if they were successful in establishing that (i) the Exchange Offers were consummated with intent to hinder, delay or defraud any present or future creditor or the Company contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of other creditors or (ii) the Company did not receive fair consideration for issuing the Exchange Securities and the Company (A) was insolvent at the time of the issuance of the Exchange Securities, or (B) was rendered insolvent by reason of such issuance, or (C) was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry out its business, or (D) intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured. A determination of whether the Company received fair consideration for the Exchange Offers involves a factual analysis of the benefits received by the Company from the issuance of the Exchange Securities. If it were determined that the Company did not receive fair consideration and was insolvent at the time such securities were issued (or was rendered insolvent as a result thereof), a court could reinstate, in full and without modification, the rights and claims evidenced by the Old Notes and/or order holders of Exchange Securities to return to the Company or to a fund for the benefit of its creditors an amount equal to any value that they received in excess of the value of the Old Notes.

    A determination of whether a Subsidiary Guarantor was insolvent at the time a guaranty was issued or whether the Company was insolvent at the time of the issuance of Exchange Securities will vary depending upon the law applied in any such proceeding. Generally, however, a Subsidiary Guarantor or the Company, as the case may be, will be considered insolvent if the sum of its liabilities, including contingent liabilities, are greater than the fair marketable value of all of its assets at a fair valuation. Courts have differed in their approach to valuing contingent obligations such as guarantees, for purposes of measuring insolvency, particularly with respect to whether the liability represented by the face amount of the guarantee is to be reduced by rights of subrogation and contribution against co-guarantors and/or discounted based on its contingent nature.

Voidable Preference

    A bankruptcy trustee (or the Company as debtor-in-possession) may avoid as a preference certain transfers of property of the debtor to a creditor (i) on account of an antecedent debt while the debtor was insolvent, (ii) where that creditor receives more than it would have received in a liquidation of the Company under Chapter 7 of the Bankruptcy Code had the payment not been made, and (iii) where the payment was made within 90 days of the date the bankruptcy case was commenced, or, within one year before the commencement of the bankruptcy case, if the transfer is to or for the benefit of a creditor that is found to have been an "insider", as defined in the Bankruptcy Code. The debtor is presumed to have been insolvent during the 90 days preceding the commencement of the bankruptcy case. If, at any time, all of these conditions are present with respect to any payment of the principal of, and/or accrued interest on, (i) the New Securities, (ii) the New Senior Secured Notes, or (iii) any untendered Old Notes which remain outstanding after the Exchange Offers, such payment might constitute a preferential transfer to the holder thereof and to the extent avoided, could be recovered from such holder.

Exchange

    Concurrently with the issuance of shares of Exchangeable Preferred Stock, certain shares of Little Switzerland Common Stock were transferred by the Company to the Little Switzerland Trustee with the intent that the holders of Exchangeable Preferred Stock might exercise their exchange rights in the event of a bankruptcy of the Company. However, the right of holders of Exchangeable Preferred Stock to exchange their preferred stock for shares of Little Switzerland Common Stock could be adversely affected in the event of the bankruptcy, dissolution, liquidation or winding up of the Company. In the event of a bankruptcy proceeding, the automatic stay enjoins any act to obtain possession of property of a bankruptcy estate, to exercise control over such property or to enforce any lien against such property. In addition, the bankruptcy court may enjoin action by or against non-bankrupt parties if the action is deemed by the court to have a material impact on the bankruptcy estate. The Little Switzerland Common Stock was transferred to the Little Switzerland Trustee in order to protect and enforce the exchange rights of the holders of the Exchangeable Preferred Stock. Notwithstanding the transfer of record ownership, a bankruptcy court may determine that the Company's interest in such stock is property of the Company's bankruptcy estate subject to the automatic stay. Alternatively, a bankruptcy court or other court may exercise its equitable power to enjoin an exchange. Under either circumstance, exercise of the exchange would be delayed.

    In the event that the transfer of Little Switzerland Common Stock to the Little Switzerland Trustee is not effective to provide the holders of Exchangeable Preferred Stock with Little Switzerland Common Stock upon exercise of the right of exchange, the rights of such holders also are secured by a pledge of such common stock. The pledge was perfected by a transfer of ownership of the shares of Little Switzerland Common Stock to the Little Switzerland Trustee. In addition, financing statements identifying the Little Switzerland Trustee as the secured party were filed in the Secretary of State's office in the Commonwealth of Massachusetts and in the Town Clerk's office in the town of Chelsea, Massachusetts. However, the pledge of the Little Switzerland Common Stock may be enforced only after obtaining relief from the automatic stay, and such relief is subject to approval of the bankruptcy court. Consequently, the ability of the holders of the Exchangeable Preferred Stock to exchange the preferred stock for shares of Little Switzerland Common Stock may be delayed for a substantial period of time in the event of a bankruptcy.

    The right to exchange may be found by a bankruptcy court to constitute an executory contract subject to rejection by the Company. In the event the right to exchange were determined to be an executory contract and it were rejected, the holders of the Exchangeable Preferred Stock would be entitled to a claim for damages deemed to arise immediately before the filing of the bankruptcy petition. Claims arising from the rejection of executory contracts are usually general unsecured claims. The holders of such claims may assert that the claim is secured by the pledge of the Little Switzerland Common Stock, but there is no assurance that such pledge will be found enforceable.

    In the event the holders of the Exchangeable Preferred Stock have an enforceable pledge, they may not be entitled to any compensation for a delay in the right to exercise such pledge and their recovery may be limited to the value of the Little Switzerland Common Stock at the date of the bankruptcy petition. In addition, the Company would be entitled to recover such stock upon payment of the claim secured by the pledge.

    The right to exchange may also be found by a bankruptcy court to constitute a redemption of stock. Under Massachusetts corporate law, the Company may honor an obligation to redeem shares if the Company is solvent and the redemption will not render it insolvent. Moreover, in a bankruptcy proceeding, the claims of creditors must be paid before any distribution is made on account of equity. If the right to exchange were viewed as an obligation to redeem stock, a bankruptcy court may refuse to enforce the Company's obligation as a distribution in violation of bankruptcy priorities, as a fraudulent conveyance, on the grounds that the Company is not solvent or will be rendered insolvent as a result of the exchange, or on other grounds.

                                 LEGAL OPINIONS

    The legality of the New Senior Secured Notes, the New Senior Subordinated Notes, the Exchangeable Preferred Stock, and the shares of Class A Common Stock has been passed upon for the Company by Goodwin, Procter & Hoar, Boston, Massachusetts. All material federal income tax consequences associated with the purchase, ownership and disposition of the Exchange Securities and the New Senior Secured Notes has been passed upon by Goodwin, Procter & Hoar. Richard E. Floor, a Director and Clerk of the Company, is the beneficial owner of 163,000 shares of Class A Common Stock and his professional corporation is a partner in the firm of Goodwin, Procter & Hoar. Mr. Floor is also co-trustee of certain trusts for the benefit of Mr. Carey's minor children which own, in the aggregate, 186,000 shares of Class A Common Stock and 140,253 shares of Class B Common Stock.

                                    EXPERTS

    The audited financial statements and schedules included in the Company's Annual Report on Form 10-K for the fiscal year ended February 27, 1994 (a copy of which is being delivered herewith), have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto and are delivered herewith in reliance upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth an itemized statement of all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered (all of which are estimated).

    All expenses in connection with the registration and distribution of the securities shall be borne by the Company.


    Legal fees and expenses....................              $  25,000
    Accounting fees and expenses...............                 10,000
                                                             ---------
    Miscellaneous..............................                 25,000
                                                             ---------
                                                             $  60,000
                                                             =========


Item 15. Indemnification of Directors and Officers

    Section 67 of the Business Corporation Law of the Commonwealth of Massachusetts provides that indemnification of directors, officers, employees or other agents may be provided by a corporation. Section 13(b)(11/2) of the Business Corporation Law of the Commonwealth of Massachusetts provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 61 or 62 of the Massachusetts Business Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company's Articles of Organization contain a provision which limits the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent permitted above.

    Article 9 of the Company's By-Laws provides:

    (1) Indemnification. Definitions, for purposes of this section:

        (a) A "Director" or "Officer" means any person serving as a director of the corporation or in any other office filled by appointment or election by the directors or the stockholders and also includes (i) a Director or Officer of the corporation serving at the request of the corporation as a director, officer, employee, trustee, partner or other agent of another organization, and (ii) any person who formerly served as a Director or Officer;

        (b) "Expenses" means (i) all expenses (including attorneys' fees and disbursements) actually and reasonably incurred in defense of a Proceeding, in being a witness in a Proceeding, or in successfully seeking indemnification under this Article, (ii) such expenses incurred in connection with a Proceeding initiated by a Director or Officer as may be approved by the Board of Directors, and (iii) any judgments, awards, fines or penalties paid by a Director or Officer in connection with a Proceeding or reasonable amounts paid in settlement of a Proceeding; and

        (c) A "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and any claim which could be the subject of a Proceeding.

    (2) Right to Indemnification. Except as limited by law, the corporation shall indemnify its Directors and Officers against all Expenses incurred by them in connection with any Proceedings in which they are involved as a result of their service as a Director or Officer, except that (i) no indemnification shall be provided for any Director or Officer regarding a matter as to which it shall be determined pursuant to Section 5 of this Article or adjudicated that he did not act in good faith and in the reasonable belief that his action was in the best interests of the corporation, or with respect to a criminal matter, that he had reasonable cause to believe that his conduct was unlawful, and (ii) no indemnification shall be provided for any Director or Officer with respect to any Proceeding by or in the right of the corporation or alleging that a Director or Officer received an improper personal benefit if he is adjudged liable to the corporation in such Proceeding or, in the absence of such an adjudication, if he is determined to be ineligible for indemnification under the circumstances pursuant to
        Section 5 of this Article; provided, however, that indemnification of Expenses incurred by a Director or Officer in successfully defending a Proceeding alleging that he received an improper personal benefit as a result of his status as such may be paid if and to the extent authorized by the Board of Directors.

    (3) Settled Proceedings. If a Proceeding is compromised or settled in a manner which imposes any liability or obligation upon a Director or Officer, (i) no indemnification shall be provided to him with respect to a Proceeding by or in the right of the corporation unless a court having jurisdiction determines that indemnification is reasonable and proper under the circumstances, and (ii) no indemnification shall be provided to him with respect to any other type of Proceeding if it is determined pursuant to Section 5 of this Article on the basis of the circumstances known at that time (without further investigation) that said Director or Officer is ineligible for indemnification.

    (4) Advance Payments. Except as limited by law, Expenses incurred by a Director or Officer in defending any Proceeding, including a Proceeding by or in the right of the corporation, shall be paid by the corporation to said Director or Officer in advance of final disposition of the Proceeding upon receipt of his written undertaking to repay such amount if he is determined pursuant to Section 5 of this Article or adjudicated to be ineligible for indemnification, which undertaking shall be an unlimited general obligation but need not be secured and may be accepted without regard to the financial ability of such person to make repayment; provided, however, that no such advance payment of Expenses shall be made if it is determined pursuant to Section 5 of this Article on the basis of the circumstances known at that time (without further investigation) that said Director or Officer in ineligible for indemnification.

    (5) Determinations; Payments. The determination of whether a Director or Officer is eligible or ineligible for indemnification under this Article shall be made in each instance by (a) a majority of the Directors or a committee thereof who are not parties to the Proceeding in question, (b) independent legal counsel appointed by a majority of such Directors, or if there are none, by a majority of the Directors in office, or (c) a majority vote of the stockholders who are not parties to the Proceeding in question. Notwithstanding the foregoing, a court having jurisdiction (which need not be the court in which the Proceeding in question was brought) may grant or deny indemnification in each instance under the provisions of law and this Article. The corporation shall be obliged to pay indemnification applied for by a Director or Officer unless there is an adverse determination (as provided above) within 45 days after the application. If indemnification is denied, the applicant may seek an independent determination of his right to indemnification by a court, and in such event the corporation shall have the burden of proving that the applicant was ineligible for indemnification under this Article.

    (6) Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any agent, employee, director or officer against any liability or cost incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have power to indemnify him against such liability or cost.

    (7) Responsibility With Respect to Employee Benefit Plan. If the corporation or any of its Directors or Officers sponsors or undertakes any responsibility as a fiduciary with respect to an employee benefit plan, then for purposes of indemnification of such persons under this Article
        (i) a "Director" or "Officer" shall be deemed to include any Director or Officer of the corporation who serves at its request in any capacity with respect to said plan, (ii) such Director or Officer shall not be deemed to have failed to act in good faith in the reasonable belief that his action was in the best interests of the corporation if he acted in good faith in the reasonable belief that his action was in the best interests of the participants or beneficiaries of said plan, and (iii) "Expenses" shall be deemed to include any taxes or penalties imposed on such Director or Officer with respect to said plan under applicable law.

    (8) Heirs and Personal Representatives. The indemnification provided by this Article shall inure to the benefit of the heirs and personal representatives of a Director or Officer.

    (9) Non-Exclusivity. The provisions of this Article shall not be construed to limit the power of the corporation to indemnify its Directors or Officers to the full extent permitted by law or to enter into specific agreements, commitments or arrangements for indemnification permitted by law. In addition, the corporation shall have power to indemnify any of its agents or employees who are not Directors or Officers on any terms not prohibited by law which it deems to be appropriate. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Article.

   (10) Amendment. The provisions of this Article may be amended or repealed by the stockholders; however, no amendment or repeal of such provisions which adversely affects the rights of a Director or Officer under this Article with respect to his acts or omissions at any time before or after such amendment or repeal, shall apply to him without his consent.


Item 16. Exhibits

  4.1   Indenture governing 10 1/4% Subordinated Notes     *1*(4.1)
        due 1995 (the "Old 10 1/4% Notes"), dated as of
        July 1, 1985 from Town & Country Jewelry Mfg.
        Corporation to The First National Bank of
        Boston, as Trustee.

  4.2   Supplemental Indenture relating to the Old         *9*(4.3)
        10 1/4% Notes, dated as of May 14, 1993, from
        Town & Country Corporation to The Bank of New
        York, as Trustee.

  4.3   Indenture governing 13% Senior Subordinated        #3#(4.2)
        Notes due December 15, 1998 (the "Old 13%
        Notes"), dated as of December 16, 1988, from Town & Country Corporation to Bank of New
        England, N.A., as Trustee.

  4.4   Supplemental Indenture relating to the Old         *9*(4.4)
        13% Notes, dated as of May 14, 1993, from Town
        & Country Corporation to State Street Bank and
        Trust Company, as Trustee.

  4.5   Form of Indenture governing 10% First Priority     ~1~
        Senior Subordinated Notes due August 31, 1998, to be dated as of [ ] from Town & Country
        Corporation to Shawmut Bank, N.A., as Trustee, including form of 10% First Priority Senior
        Subordinated Note due August 31, 1998, (the
        "New 10% Notes").

  4.6   Form of Indenture governing Zero Coupon First      ~1~
        Priority Senior Subordinated Convertible
        Exchangeable Notes due August 31, 1998, to be dated as of [ ] from Town & Country Corporation to Bankers Trust Company, as Trustee, including form of Zero Coupon First Priority Senior
        Subordinated Convertible Exchangeable Note due
        August 31, 1998, (the "Zero Coupon Notes").

  4.7   Indenture governing 11 1/2% Senior Secured         *9*(4.5)
        Notes due September 15, 1997, dated as of May
        14, 1993, from Town & Country Corporation to
        Shawmut Bank, N.A., as Trustee, including form of New Senior Secured Note due September 15,
        1997, (the "New Senior Secured Notes").

  4.8   Indenture governing 13% Senior Subordinated        *9*(4.6)
        Notes due May 31, 1998, dated as of May 14,
        1993, from Town & Country Corporation to
        Bankers Trust Company, as Trustee, including form of 13% Senior Subordinated Note due May
        31, 1998, (the "New Senior Subordinated
        Notes").

  4.9   Certificate of Vote of Directors Establishing      *9*(4.7)
        the Exchangeable Preferred Stock, par value
        $1.00 per share dated as of May 14, 1993.

  4.10  Amended and Restated Indenture governing Old       *9*(4.1)
        10 1/4% Notes, dated as of May 14, 1993, from
        Town & Country Corporation to The Bank of New
        York, as Trustee.

  4.11  Amended and Restated Indenture governing Old       *9*(4.2)
        13% Notes, dated as of May 14, 1993, from Town
        & Country Corporation to State Street Bank and
        Trust Company, as Trustee.

  4.12  Specimen Stock Certificate for Exchangeable        Previously
        Preferred Stock.                                   Filed

  5.    Opinion of Goodwin, Procter & Hoar.                Previously
                                                           Filed

 10.1   1989 Employee Stock Purchase Plan of Town &        #1#(10.21)
        Country Corporation.

 10.2   Non-Qualified Stock Option dated July 19,          #3#(10.31)
        1989, from Town & Country Corporation to Jerome
        Peterson.

 10.3   1985 Amended and Restated Stock Option             *2*(10.1)
        Plan of Town & Country Corporation.

 10.4   Lease Agreement between Town & Country             *1*(10.2)
        Corporation and Carey Realty Trust dated
        September 1, 1984.

 10.5   Amendment dated July 1, 1989, to the               *5*(10.8)
        Lease Agreement between Town & Country
        Corporation and Carey Realty Trust.

 10.6   Amendment dated July 27, 1989, to the              *3*(10.3)
        Lease Agreement between Town & Country
        Corporation and Carey Realty Trust.

 10.7   Lease dated September 1, 1985, between             #3#(10.30)
        the New York City Industrial Development Agency and Feature Enterprises, Inc.

 10.8   Credit Agreement dated as of November 8,           *7*(2.1)
        1991, by and among Town & Country Corporation,
        Feature Enterprises, Inc., L.G. Balfour
        Company, Inc., Gold Lance, Inc., and Verilyte
        Gold, Inc. and The First National Bank of
        Boston, Federal Deposit Insurance Corporation,
        Manufacturers Hanover Trust Company, and The
        Chase Manhattan Bank, N.A.

 10.9   Consignment Agreement dated as of                  *7*(2.3)
        November 8, 1991, by and among Town & Country
        Corporation, Feature Enterprises, Inc., L.G.
        Balfour Company, Inc., Gold Lance, Inc., and
        Verilyte Gold, Inc. and Fleet Precious Metals,
        Inc.

10.10   Consignment Agreement dated as of                  *7*(2.5)
        November 8, 1991, by and among Town & Country
        Corporation, Feature Enterprises, Inc., L.G.
        Balfour Company, Inc., Gold Lance, Inc., and
        Verilyte Gold, Inc. and Rhode Island Hospital
        Trust National Bank.

 10.11  Consignment Agreement dated as of                  *7*(2.4)
        November 8, 1991, by and among Town & Country
        Corporation, Feature Enterprises, Inc., L.G.
        Balfour Company, Inc., Gold Lance, Inc., and
        Verilyte Gold, Inc. and ABN AMRO Bank, N.V.

 10.12  Consignment Agreement dated as of                  *7*(2.2)
        November 8, 1991, by and among Town & Country
        Corporation, Feature Enterprises, Inc., L.G.
        Balfour Company, Inc., Gold Lance, Inc., and
        Verilyte Gold, Inc. and Republic National Bank of New York.

 10.13  Registration Rights Agreement dated as of          *8*(10.13)
        July 17, 1991, between Little Switzerland, Inc.
        and Switzerland Holding, Inc.

 10.14  Forbearance Agreement dated as of March 23,        *8*(10.14)
        1992, by and among Town & Country Corporation,
        Feature Enterprises, Inc., L.G. Balfour
        Company, Inc., Gold Lance, Inc., and Verilyte
        Gold, Inc. and The First National Bank of
        Boston, Federal Deposit Insurance Corporation, as Receiver, Manufacturers Hanover Trust
        Company, and The Chase Manhattan Bank, N.A.

 10.15  Forbearance Agreement dated as of March 23,        *8*(10.15)
        1992, by and among Town & Country Corporation,
        Feature Enterprises, Inc., L.G. Balfour
        Company, Inc., Gold Lance, Inc., and Verilyte
        Gold, Inc. and Fleet Precious Metals Inc.,
        Rhode Island Hospital Trust National Bank,
        Republic National Bank, and ABN Amro Bank, N.V.

 10.16  Forbearance Agreement dated as of May 22,          *8*(10.16)
        1992, by and among Town & Country Corporation,
        Feature Enterprises, Inc., L.G. Balfour
        Company, Inc., Gold Lance, Inc., and Verilyte
        Gold, Inc. and The First National Bank of
        Boston, Federal Deposit Insurance Corporation, as Receiver, Manufacturers Hanover Trust
        Company, and The Chase Manhattan Bank, N.A.

 10.17  Forbearance Agreement dated as of June 15,         *8*(10.17)
        1992, by and among Town & Country Corporation,
        Feature Enterprises, Inc., L.G. Balfour
        Company, Inc., Gold Lance, Inc., Verilyte Gold,
        Inc. and Fleet Precious Metals, Inc., Rhode
        Island Hospital Trust National Bank, Republic
        National Bank, and ABN AMRO Bank, N.V.

 10.18  Forbearance Agreement dated as of June 15,         *8*(10.18)
        1992, by and among Town & Country Corporation,
        Feature Enterprises, Inc., L.G. Balfour
        Company, Inc., Gold Lance, Inc., Verilyte Gold,
        Inc. and The First National Bank of Boston,
        Federal Deposit Insurance Corporation, as
        Receiver, Chemical Bank (as successor to
        Manufacturer's Hanover Trust Company) and The
        Chase Manhattan Bank, N.A.

 10.19  Registration Rights Agreement dated as of          *8*(10.19)
        June 15, 1992, among Town & Country Corporation and The First National Bank of Boston, The
        Federal Deposit Insurance Corporation, as
        Receiver of New Bank of New England, N.A., as
        Assignee of Federal Deposit Insurance
        Corporation, as Receiver of Bank of New
        England, N.A., Chemical Bank (as successor to
        Manufacturer's Hanover Trust Company) and The
        Chase Manhattan Bank, N.A.

 10.20  Executive Employment Agreement between             Filed
        Town & Country Corporation and C. William          Herewith
        Carey effective as of February 28, 1994.

 10.21  Executive Employment Agreement between             Filed
        Town & Country Corporation and Francis X.          Herewith
        Correra effective as of February 28, 1994.

 10.22  Key Man Life Insurance Policy for                  Previously
        C. William Carey.                                  Filed

 10.23  Form of 1993 Management Option.                    Previously
                                                           Filed

 10.24  Commitment Letter dated as of February 5,          Previously
        1993, by and among Foothill Capital                Filed
        Corporation, Town & Country Fine Jewelry Group,
        Inc., Town & Country Corporation, Gold Lance,
        Inc., Verilyte Gold, Inc., L.G. Balfour
        Company, Inc. and Feature Enterprises, Inc.

 10.25  Trust Agreement dated as of May 14, 1993,          *9.4*(10.22)
        by and between Town & Country Corporation and BayBank.

 10.26  Forbearance Agreement dated as of March 18,        Previously
        1993, among Town & Country Corporation,            Filed
        Feature Enterprises, Inc., L.G. Balfour
        Company, Inc., Gold Lance, Inc. and Verilyte
        Gold, Inc. and Fleet Precious Metals, Inc.,
        Rhode Island Hospital Trust National Bank,
        Republic National Bank and ABN AMRO Bank, N.V.

 10.27  First Amendment to Lease Agreement dated as        *9*(10.8)
        of May 1, 1993, between the New York City
        Industrial Development Agency and Town &
        Country Fine Jewelry Group, Inc.

 10.28  Amended and Restated Consignment Agreement         *9*(10.9)
        dated as of May 14, 1993, by and among Town &
        Country Corporation, L.G. Balfour Company,
        Inc., Gold Lance, Inc., and Town & Country Fine
        Jewelry Group, Inc. and Fleet Precious Metals,
        Inc.

 10.29  Amended and Restated Consignment Agreement         *9*(10.10)
        dated as of May 14, 1993, by and among Town &
        Country Corporation, L.G. Balfour Company,
        Inc., Gold Lance, Inc., and Town & Country Fine
        Jewelry Group, Inc. and Rhode Island Hospital
        Trust National Bank.

 10.30  Amended and Restated Consignment Agreement         *9*(10.11)
        dated as of May 14, 1993, by and among Town &
        Country Corporation, L.G. Balfour Company,
        Inc., Gold Lance, Inc., and Town & Country Fine
        Jewelry Group, Inc. and ABN Amro Bank, N.V.

 10.31  Amended and Restated Consignment Agreement         *9*(10.12)
        dated as of May 14, 1993, by and among Town &
        Country Corporation, L.G. Balfour Company,
        Inc., Gold Lance, Inc. and Town & Country Fine
        Jewelry Group, Inc. and Republic National Bank of New York.

 10.32  Letter Agreement dated as of May 6, 1993,          *9*(10.14)
        between Little Switzerland, Inc. and Town &
        Country Corporation relating to the Switzerland
        Holding, Inc. Registration Rights Agreement.

 10.33  Loan Agreement dated as of May 14, 1993, by        *9*(10.15)
        and among Town & Country Corporation, L.G.
        Balfour Company, Inc., Gold Lance, Inc., and
        Town & Country Fine Jewelry Group, Inc. and
        Foothill Capital Corporation.

 12.1   Historical and Pro Forma Ratios of Earnings        Filed
        to Fixed Charges.                                  Herewith


 12.2   Pro Forma Ratio of Earnings to Fixed Charges       Filed
        and Exchangeable Preferred Stock Dividends         Herewith
        and Accretion.

 13     Quarterly Report on Form 10-Q for the fiscal       Filed
        quarter ended May 29, 1994.                        Herewith

 24.1   Consent of Goodwin, Procter & Hoar.                Previously
                                                           Filed

 24.2   Consent of Arthur Andersen & Co. relating          Filed
        to Town & Country Corporation.                     Herewith

 24.4   Consent of Goodwin, Procter & Hoar                 Previously
        regarding certain tax matters.                     Filed

 25.1   Power of Attorney for Town & Country               Filed
        Corporation.                                       Herewith

 25.2   Power of Attorney for L.G. Balfour                 Previously
        Company, Inc.                                      Filed

 25.3   Power of Attorney for Feature Enterprises,         ~1~
        Inc.

 25.4   Power of Attorney for Gold Lance, Inc.             Previously
                                                           Filed

 25.5   Power of Attorney for Verilyte Gold, Inc.          ~1~

 25.6   Power of Attorney for Town & Country Fine          Previously
        Jewelry Group, Inc.                                Filed

 26.1   Form T-1 Statement of Eligibility and              ~1~
        Qualification of Shawmut Bank, N.A., as Trustee for the New 10% Notes.

 26.2   Form T-1 Statement of Eligibility and              ~1~
        Qualification of Shawmut Bank, N.A., as Trustee for the Zero Coupon Notes.

 26.3   Form T-1 Statement of Eligibility and              Previously
        Qualification of Shawmut Bank, N.A., as            Filed
        Trustee for the New Senior Secured Notes.

 26.4   Form T-1 Statement of Eligibility and              Previously
        Qualification of Bankers Trust Company,            Filed
        as Trustee for the New Senior Subordinated
        Notes.

 26.5   Form T-1 Statement of Eligibility and              Previously
        Qualification of Bank of New York, as              Filed
        Trustee for the Old 10 1/4% Notes, as amended.

 26.6   Form T-1 Statement of Eligibility and              Previously
        Qualification of State Street Bank and             Filed
        Trust Company, as Trustee for the Old 13%
        Notes, as amended.

 28.1   Form of Consent and Letter of Transmittal          Previously
        for Old 10 1/4% Notes.                             Filed

 28.2   Form of Consent and Letter of Transmittal          Previously
        for Old 13% Notes.                                 Filed

 28.3   Form of Agreement with Exchange Agent.             Previously
                                                           Filed

 28.4   Form of Proxy.                                     Previously
                                                           Filed

 28.5   Agreement with Transfer Agent.                     Previously
                                                           Filed

 28.6   Form of Non-Binding Letter Agreement               Previously
        between Town & Country Corporation and             Filed
        Certain Holders of Old 13% Notes and Old 10
        1/4% Notes.

 28.7   Form of Lock Up Agreement between Town &           Previously
        Country Corporation and Certain Holders            Filed
        of Old 13% Notes and Old 10 1/4% Notes.

 28.8   Registration Effectiveness Agreement dated         *9*(10.23)
        as of May 14, 1993, between Town & Country
        Corporation and Certain Funds managed by Fidelity Management & Research Company.

 28.9   Collateral Agency and Intercreditor                *9*(10.16)
        Agreement dated as of May 14, 1993, between Town & Country Corporation, Town & Country Fine
        Jewelry Group, Inc., Gold Lance, Inc., L.G.
        Balfour Company, Inc., Foothill Capital
        Corporation, Fleet Precious Metals, Inc., Rhode
        Island Hospital Trust National Bank, Republic
        National Bank, ABN AMRO Bank, N.V., Bankers
        Trust Company, Shawmut Bank, N.A., and Chemical
        Bank.

 ------

    *1* Incorporated by reference to the designated exhibit of the Registration
        Statement on Form S-1 No. 2-97557 filed June 21, 1985.

    *2* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed May 26, 1987.

    *3* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed May 18, 1988.

    *4* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed May 26, 1989.

    *5* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed May 25, 1990.

    *6* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed June 13, 1991.

    *7* Incorporated by reference to the designated exhibit in the Current
        Report on Form 8-K, Commission File number 0-14394 filed November 21, 1991.

    *8* Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K, Commission File number 0-14394 filed July 6, 1992.

    *9* Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K, Commission File number 0-14394 filed May 28, 1993.

    #1# Incorporated by reference to the designated exhibit of the Registration
        Statement on Form S-2 No. 33-25092 filed October 20, 1988.

    #2# Incorporated by reference to the designated exhibit of Amendment No. 1 to the Registration Statement on Form S-2 No. 33-25092 filed November 8, 1988.

    #3# Incorporated by reference to the designated exhibit of Amendment No. 2 to the Registration Statement on Form S-2 No. 33-25437 filed December 12, 1988.

    ~1~ Refers to previously filed exhibit which is no longer applicable to the Registration Statement.


Item 17. Undertakings

    The undersigned Registrant hereby undertakes as follows:

    (a) (1) The undersigned registrant hereby undertakes:

        (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

            (A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (ii) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (iv) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(1)(iv) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chelsea, State of Massachusetts, on July 26, 1994.

                                             TOWN & COUNTRY CORPORATION



                                             By:  /s/ Francis X. Correra
                                                 -----------------------
                                                      Francis X. Correra
                                                      Senior Vice President and
                                                      Chief Financial Officer


    Pursuant to the requirements of the Securities of 1933, this amendment to the Registration Statement has been duly signed by the following persons in the capacities and on the date set forth above.

          Signature               Title
          ---------               -----

Principal Executive Officer:

          *                       President, Treasurer, and
- ----------------------------      Director
C. William Carey


Principal Financial and Accounting Officer:

/s/ Francis X. Correra            Senior Vice President and
- ----------------------------      Chief Financial Officer
Francis X. Correra


          *                       Director
- ----------------------------
Richard E. Floor


          *                       Director
- ----------------------------
Charles Hill


          *                       Director
- ----------------------------
Mone Anathan III


          *                       Director
- ----------------------------
William Schawbel


*By:/s/ Francis X. Correra        Attorney-in-Fact
    ------------------------
     Francis X. Correra

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chelsea, State of Massachusetts, on July 26, 1994.

                                             L.G. BALFOUR COMPANY, INC.



                                             By:  /s/ Francis X. Correra
                                                 -----------------------
                                                      Francis X. Correra
                                                      Executive Vice President


    Pursuant to the requirements of the Securities of 1933, this amendment to the Registration Statement has been duly signed by the following persons in the capacities and on the date set forth above.

          Signature               Title
          ---------               -----

Principal Executive Officer:

          *                       President and Director
- ----------------------------
C. William Carey


Principal Financial and Accounting Officer:

/s/ Francis X. Correra            Executive Vice President,
- ----------------------------      Treasurer, and Director
Francis X. Correra


          *                       Director
- ----------------------------
Richard E. Floor






*By:/s/ Francis X. Correra        Attorney-in-Fact
    ------------------------
     Francis X. Correra

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chelsea, State of Massachusetts, on July 26, 1994.

                                             GOLD LANCE, INC.



                                             By:  /s/ Francis X. Correra
                                                 -----------------------
                                                      Francis X. Correra
                                                      Treasurer


    Pursuant to the requirements of the Securities of 1933, this amendment to the Registration Statement has been duly signed by the following persons in the capacities and on the date set forth above.

          Signature               Title
          ---------               -----


Principal Executive Officer:

          *                       Chief Executive Officer
- ----------------------------      and Director
C. William Carey


Principal Financial and Accounting Officer:

/s/ Francis X. Correra            Treasurer and Director
- ----------------------------
Francis X. Correra


          *                       Director
- ----------------------------
Richard E. Floor


          *                       Director
- ----------------------------
Charles Hill




*By:/s/ Francis X. Correra        Attorney-in-Fact
    ------------------------
     Francis X. Correra

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chelsea, State of Massachusetts, on July 26, 1994.

                                             TOWN & COUNTRY FINE JEWELRY
                                                     GROUP, INC.

                                             By:  /s/ Francis X. Correra
                                                 -----------------------
                                                      Francis X. Correra
                                                      Vice President and
                                                      Treasurer


    Pursuant to the requirements of the Securities of 1933, this amendment to the Registration Statement has been duly signed by the following persons in the capacities and on the date set forth above.

          Signature               Title
          ---------               -----


Principal Executive Officer:

          *                       President and Director
- ----------------------------
C. William Carey


Principal Financial and Accounting Officer:

/s/ Francis X. Correra            Vice President, Treasurer,
- ----------------------------      and Director
Francis X. Correra


          *                       Director
- ----------------------------
Richard E. Floor






*By:/s/ Francis X. Correra        Attorney-in-Fact
    ------------------------
     Francis X. Correra